LIFEMD, INC. 2022 ANNUAL REPORT

LifeMD, Inc. Board of Directors and Executive Officers as of April 24, 2023

BOARD OF DIRECTORS	
Name	**Principal Occupation or Employment**
Justin Schreiber	Chairman of the Board of Directors, LifeMD, Inc. Chief Executive Officer, LifeMD, Inc.
Stefan Galluppi	Chief Innovation Officer, LifeMD, Inc.
John Strawn, Jr.	Partner, Strawn Pickens LLP
Dr. Joseph V. DiTrolio, MD	Clinical Professor of Surgery, New Jersey Medical School
Naveen Bhatia	Former Senior Director, Blackstone
Bertrand Velge	Managing Director, Graftyset, Ltd.
Roberto Simon	Chief Financial Officer, Nostrella
Robert Jindal	Operating Adviser, Ares Private Equity Group
Dr. Joan LaRovere, M.D.	Senior Staff Physician, Boston Children's Hospital

EXECUTIVE OFFICERS	
Name	**Principal Occupation or Employment**
Justin Schreiber	Chief Executive Officer
Alexander Mironov	President
Stefan Galluppi	Chief Innovation Officer
Brad Roberts	Chief Operating Officer
Marc Benathen	Chief Financial Officer
Nicholas Alvarez	Chief Acquisition Officer
Maria Stan	Controller and Principal Accounting Officer
Eric Yecies	General Counsel and Chief Compliance Officer
Jessica Friedeman	Chief Marketing Officer
Dennis Wijnker	Chief Technology Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2022**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number **001-39785**



LIFEMD, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0238453**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
236 Fifth Avenue, Suite 400 New York, New York	**10001**
(Address of principal executive offices)	(Zip Code)

(866) 351-5907
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of exchange on which registered
Common Stock, par value $.01 per share	LFMD	The Nasdaq Global Market
8.875% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share	LFMDP	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐	

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the financial statements included in the filing reflects a correction of an error to previously issued financial statements:[1] Yes ☐ No ☐

Indicate by check mark whether any of those error corrections are restatements requiring a recovery analysis of incentive-based compensation under the registrant's clawback policies:[1] Yes ☐ No ☐

[1]   Check boxes are blank until we are required to have a recovery policy under the applicable listing standard of The Nasdaq Global Market.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2022 was $49,557,175, as computed by reference to the closing price of such common stock on such date.

The registrant had 31,887,005 shares of common stock outstanding as of March 21, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2023 definitive proxy statement for the Registrant's Annual Meeting of Stockholders, to be filed within 120 days of our fiscal year end (December 31, 2022) are incorporated by reference into Part III of this Form 10-K.

LIFEMD, INC.
2022 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The following discussion should be read in conjunction with the financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. Certain statements made in this discussion are "forward-looking statements" within the meaning of 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based upon beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. When used herein, the words "anticipate," "believe," "estimate," "expect," "forecast," "future," "intend," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue" or the negative of these terms and similar expressions as they relate to the Company or the Company's management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions, and other factors, including the risks relating to the Company's business, industry, and the Company's operations and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ materially from those anticipated, believed, estimated, expected, intended, or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Risk factors include, by way of example and without limitation:

- changes in the market acceptance of our products;
- increased levels of competition;
- changes in political, economic, or regulatory conditions generally and in the markets in which we operate;
- our ability to successfully commercialize our products on a large enough scale to generate profitable operations;
- our ability to maintain and develop relationships with customers and suppliers;
- our ability to respond to new technological developments quickly and effectively;
- our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on our proprietary rights;
- our ability to successfully integrate acquired businesses or new brands;
- the impact of competitive products and pricing;
- supply constraints or difficulties;
- general economic and business conditions, including inflation, slower growth or recession;
- business interruptions resulting from geo-political actions, including war, and terrorism or disease outbreaks (such as COVID-19);
- current and potential material weaknesses in our internal control over financial reporting;
- our ability to continue as a going concern;
- our need to raise additional funds in the future;
- our ability to successfully recruit and retain qualified personnel;
- our ability to successfully implement our business plan;
- our ability to successfully acquire, develop or commercialize new products and equipment;
- being able to scale our telehealth platform built to improve the experience and medical care provided to patients across the country;
- intellectual property claims brought by third parties; and
- the impact of any industry regulation.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or performance. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission ("SEC"), including the risk factors identified in Item 1A of this report. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in the future operating results over time except as required by law. We believe that our assumptions are based upon reasonable data derived from and known about our business and operations. No assurances are made that actual results of operations or the results of our future activities will not differ materially from our assumptions.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, judgments, and assumptions. We believe that the estimates, judgments, and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our consolidated financial statements would be affected to the extent there are material differences between these estimates and actual results. The following discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this report.

As used in this Annual Report on Form 10-K and unless otherwise indicated, the terms "Company," "we," "us," and "our" refer to LifeMD, Inc. (formerly known as Conversion Labs, Inc.), our wholly-owned subsidiary LifeMD PR, LLC (formerly Immudyne PR LLC and Conversion Labs PR), a Puerto Rico limited liability company ("Conversion Labs PR", or "CLPR"), Cleared Technologies PBC, a Delaware public benefit corporation ("Cleared") and our majority-owned subsidiary WorkSimpli Software LLC (formerly known as LegalSimpli Software, LLC), a Puerto Rico limited liability company ("WorkSimpli"). The affiliated network of medical Professional Corporations and medical Professional Associations administratively led by LifeMD Southern Patient Medical Care, P.C., ("LifeMD PC") is the Company's affiliated variable interest entity in which we hold a controlling financial interest. Unless otherwise specified, all dollar amounts are expressed in United States dollars.

PART I

ITEM 1. BUSINESS

Business Overview

We are a direct-to-patient telehealth company providing patients a high-quality, cost-effective, and convenient way of accessing comprehensive, virtual healthcare. We believe the traditional model of visiting a doctor's office, traveling to a local pharmacy, and returning for follow up care or prescription refills is complex, inefficient, and costly, and discourages many individuals from seeking much needed medical care. LifeMD is positioned to elevate the healthcare experience through telehealth with our proprietary technology platform, affiliated provider network, broad treatment capabilities, and unique ability to nurture patient relationships.

The LifeMD telehealth platform seamlessly integrates a clinician-centric electronic medical record ("EMR") system, proprietary algorithms for case-load balancing and scheduling, customer relationship management ("CRM") functionality, remote and in-home lab testing, and digital prescription capabilities, patient-provider audio/video interfacing, cloud pharmacy fulfillment, and more. Our proprietary technology platform, combined with our 50-state affiliated provider network, enables the management of virtual treatment offerings and complex patient journeys for hundreds of conditions spanning men's and women's health, dermatology, urgent, and primary care, chronic care management and more. Our telehealth offerings in general seek to connect patients to licensed providers for diagnoses, virtual care, and prescription medications when appropriate. We also offer over-the-counter ("OTC") products that are complementary to the conditions we treat. Our virtual primary care services are primarily offered on a subscription basis.

Our mission is to empower people to live healthier lives by increasing access to high quality and affordable virtual and in-home healthcare. We believe our success has and will continue to be attributable to an amazing patient experience, retaining the highest-quality providers in the industry, and our end-to-end technology platform. We plan to build a diverse portfolio of differentiated telehealth service offerings that meet the needs of a growing and diversified patient base.

Since inception, we have helped approximately 680,000 customers and patients, providing them greater access to high-quality, convenient, and affordable care in all 50 states. Our telehealth revenue increased 21% for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Total revenue from recurring subscriptions is approximately 90%. In addition to our telehealth business, we own 73.64% of WorkSimpli, which operates PDFSimpli, a rapidly growing software as a service platform for converting, signing, editing, and sharing PDF documents. This business has seen 47% year-over-year revenue growth, with recurring revenue of 98%.

Our Platform and Business Strategy

We are a patient-centric telehealth company dedicated to delivering seamless end-to-end virtual healthcare to consumers. Our mission is facilitated by our robust technology platform that is purpose-built to seamlessly connect the touchpoints involved in delivering complex care, including scheduling for a national provider network, EMR capabilities, secure synchronous and asynchronous communication, digital prescriptions, cloud pharmacy, and more. Our platform enables us to deliver modern personalized health experiences and offerings through our websites and mobile applications, spanning customer discovery, purchase, and connection with licensed providers, to pharmacy and OTC order fulfillment, through ongoing care. We believe that our seamless approach significantly reduces the complication, cost and time burden of healthcare, incentivizing consumers to stick with our brands.

Our proprietary platform also facilitates and accelerates the development and launch of novel offerings throughout clinical protocol establishment, marketing, and fulfillment. Our offerings are sold to consumers on a subscription basis thus creating convenience and discounted pricing opportunities for patients and recurring revenue streams for the Company. Our offerings range from prescription medication fulfilled on a recurring basis, to complementary OTC products, to ongoing care from a team of medical providers. In general, our offerings seek to serve a patient from beginning to end, starting from brand or offering discovery to the medical intake and product selection process, after which a licensed United States ("U.S.") physician conducts a virtual consultation and determines a treatment plan. As appropriate, prescription medications and OTC products are filled by pharmacy fulfillment partners, and if preferred, shipped directly to the patient. The number of patients and customers we serve across the nation continues to increase at a robust pace, with more than 680,000 individuals having purchased our products and services to date.

Serving as a robust CRM system, and with built in analytics and integrations with best-in-class performance marketing platforms, our platform also enhances our ability to effectively and efficiently acquire new patients and customers and drive brand visibility through strategic media placements, influencer partnerships, and direct response advertising methods across highly scalable marketing channels (*i.e.*, national TV, streaming TV, streaming audio, YouTube, podcasts, Out of Home, print, magazines, online search, social media, and digital).

We leverage our telehealth technology platform and services across the three core areas described below:

<u>Direct-to-Consumer Virtual Primary Care</u>

In the first quarter of 2022, we launched our flagship virtual primary care offering under the LifeMD brand, LifeMD PC. This offering provides patients in all 50 states with 24/7 access to an affiliated high-quality provider for their primary care, urgent care, and chronic care needs. LifeMD's virtual primary care offering is a mobile-first full-service destination that provides seamless access to high-quality clinical care including virtual consultations and treatment, prescription medications, diagnostics, and imaging, wellness coaching and more. This offering is also supported by robust partnerships that provide our patients benefits such as substantial discounts on lab work and a prescription discount card that can be presented at over 60,000 pharmacies to save up to 92% on their prescription medication.

<u>Direct-to-Patient Telehealth</u>

We also leverage our telehealth platform's provider network, cloud pharmacy, and EMR capabilities across our direct-to-patient telehealth brands. Our telehealth brands RexMD, ShapiroMD, NavaMD, and Cleared address largely unaddressed or underserved needs and are leading destinations in their respective treatment verticals of men's health, hair loss, dermatology, and immunology.

- **RexMD** is a men's telehealth platform brand that offers access to virtual medical treatment for a variety of men's health needs. After treatment from an affiliated licensed physician, if appropriate, one of our partner pharmacies will dispense and ship prescription medications and OTC products directly to the customer. Since RexMD's initial launch in the erectile dysfunction treatment market, it has expanded into additional indications, including but not limited to, premature ejaculation, testosterone, and hair loss. RexMD is a leading men's telehealth platform across the U.S. and has served more than 390,000 customers and patients since inception with a 4.6-star Trustpilot rating.

- **ShapiroMD** offers access to virtual medical treatment, prescription medications, patented doctor formulated OTC products, topical compounded medications, and Food and Drug Administration ("FDA") approved medical devices treating male and female hair loss through our telehealth platform. ShapiroMD has emerged as a leading destination for hair loss treatment across the U.S. and has served more than 260,000 customers and patients since inception with a 4.9-star Trustpilot rating.

- **NavaMD** is a female-oriented, tele-dermatology brand that offers access to virtual medical treatment from dermatologists and other providers, and, if appropriate, prescription oral and compounded topical medications to treat dermatological conditions such as aging and acne. In addition to the brand's telehealth offerings, NavaMD's proprietary products leverage intellectual property and proprietary formulations licensed from Restorsea, a leading medical grade skincare technology platform.

- **Cleared** is a telehealth brand that provides personalized treatments for allergy, asthma, and immunology. Offerings include in-home tests for both environmental and food allergies, prescriptions for allergies and asthma, and FDA-approved immunotherapies for treating chronic allergies. Cleared leverages a network of affiliated medical professionals and providers in all 50 states, various pharmaceutical partners, and treatments and tests that cost up to 50 percent less than the brand-name competition. The offerings include free consultations, prescription medication, complementary OTC products, and ongoing care from U.S.-licensed allergists and nurses.

<u>Enterprise Telehealth Offerings</u>

Organizations commercializing healthcare products face a challenging commercial landscape. Increased competition, shrinking market sizes and challenges reaching patients via the traditional brick and mortar doctor are forcing pharmaceutical, medical device and diagnostic companies to rethink their commercial strategies and focus more on digital patient awareness and engagement initiatives. Spending on digital solutions to facilitate greater access to their end markets accounts for one-third of their collective $30 billion commercial spend in the U.S. We believe LifeMD's unique telehealth technology platform and virtual clinical expertise is well-positioned to address the unmet needs of healthcare product companies as they relate to digital patient awareness, access to care, adherence and compliance.

Majority Owned Subsidiary: WorkSimpli

WorkSimpli operates PDFSimpli, an online software as a service platform that allows users to create, edit, convert, sign, and share PDF documents. WorkSimpli was acquired through the purchase of 51% of the membership interests of WorkSimpli Software LLC, a Puerto Rico limited liability company, which operates a marketing-driven software solutions business. In addition to WorkSimpli's growth business model, this acquisition added deep search engine optimization and search engine marketing expertise to the Company. On January 22, 2021, the Company consummated a transaction and increased its ownership of WorkSimpli to 85.6%. Effective September 30, 2022, two option agreements were exercised which further restructured the ownership of WorkSimpli. As a result, the Company's ownership interest in WorkSimpli decreased to 73.64%.

WorkSimpli was ranked in the top 7,840 websites globally, with more than 40 million registrants. Since its launch, WorkSimpli has converted or edited over 258 terabytes of documents for customers from the legal, financial, real-estate and academic sectors. WorkSimpli had over 167,000 active subscriptions as of December 31, 2022.

Customers

Our customer base includes men and women seeking virtual primary care and virtual medical treatment for hair loss, men's sexual health issues, dermatology, and allergy and asthma. No single customer accounted for more than 10% of net sales for the years ended December 31, 2022 and 2021.

Our Growth Strategy

We have achieved rapid growth since our transformation into a healthcare focused company in 2018, with a compounded annual growth rate in revenue of nearly 112% since 2019 and growth of 28% in 2022 as compared to 2021. We believe this validates our significant long-term investments in developing our human capital, technology, brand-awareness, omni-channel marketing, and operations infrastructure. We will continue to make wise investments in differentiated telehealth service offerings and in initiatives that will enhance the experience our patients have with our platform.

As a result of this focused investment in the customer experience, including allocation of additional resources and expertise, we expect customer repurchase rates and overall customer retention to strengthen. While we are proud of our accomplishments to date, we believe the most exciting opportunities for our growth story are ahead of us, and we intend to focus in the following areas to help us achieve this growth.

There remains a large underserved market within primary care, hair loss, erectile dysfunction, men's and women's health, dermatology, as well as allergies and asthma into which we intend to continue to aggressively scale in 2023 and beyond. We plan to continue to build a robust operational infrastructure to enable us to not only provide better patient care but also drive better unit economics for our business.

Competition

The markets we sell into are large and highly competitive. Numerous online brands compete with us for customers throughout the U.S. and internationally in virtual primary care, men's and women's health, dermatology, and allergy. We also compete with traditional mass merchandisers, drug store chains, and independent pharmacies. Key to retaining and growing our position in the market is taking a patient-centric approach to telehealth, with a strong emphasis on the quality-of-care we deliver to our patients. Our human capital and know-how, proprietary technology platform, and unique product offerings represent meaningful strengths that we believe will enable us to maintain and grow our market-leading position in the U.S.

Our key competitive strengths include:

High-Quality Care

Our telehealth platform is designed to give patients more control over their healthcare spending, greater convenience in how and when they pursue or receive care, and better outcomes as hurdles to healthcare services are removed for the care or medications they need. We are committed to delivering exceptional care that is convenient and affordable. This is achieved through our provider network, including affiliated, full-time doctors and nurse practitioners, in addition to a dedicated patient care center launched in November 2020 and staffed by LifeMD employees. The patient care center includes approximately 114 employees and is led by an experienced operations and customer experience team. We believe the hands-on capabilities of the patient care center, supported by our technology platform, will continue to drive high levels of patient satisfaction like we see today.

Technology Platform

Our telehealth technology platform is continually optimized as we scale, and this flexible infrastructure can be repurposed for any variety of existing or future telehealth offerings. Further, this platform allows for rapid development and scale of new telehealth offerings as we identify attractive opportunities. Additional key capabilities of this platform include proprietary staffing algorithms for case-load balancing, full CRM functionality, integration with an affiliated 50 state physician network, national third-party pharmacy network, fully integrated EMR system, synchronous and asynchronous communications, and more.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as important to our success, and we rely on trademark and copyright law, trade-secret protection and confidentiality, patents, and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have licensed in the past, and expect that we may license in the future, certain proprietary rights, technologies or copyrighted materials from third-parties, and we rely on those third-parties to defend their proprietary rights, copyrights, and technologies.

From time-to-time, we register our principal brand names in the U.S. and certain foreign countries. Our material trademarks include ShapiroMD Hair Growth Experts® and Cleared®. Trademark applications have been filed and are being prosecuted for RexMD, LifeMD and NavaMD. The steps we take to protect our proprietary rights in our brand names may not be adequate to prevent the misappropriation of our brand names in the U.S. or abroad. Existing trademark laws afford only limited practical protection for our product lines. The laws and the level of enforcement of such laws in certain foreign countries where we market our products often do not protect our proprietary rights in our products to the same extent as the laws of the U.S.

We have two U.S. patents relating to our Shapiro MD products' method for treatment of hair loss with a combination of natural ingredients with one granted on March 24, 2015 and the other on January 3, 2017. In order to protect the confidentiality of our intellectual property, including trade secrets, know-how and other proprietary technical and business information, it is our policy to limit access to such information to those who require access in order to perform their functions and to enter into agreements with employees, consultants, and vendors to contractually protect such information.

Manufacturing and Supply Chain

We use third parties to manufacture and package our OTC products according to the formulas and packaging guidelines we dictate. In order to minimize costs, we may elect to purchase raw or bulk materials directly from our suppliers and have them shipped to our manufacturers so that we may incur only tableting, encapsulating, and/or packaging costs and avoid the additional costs associated with purchasing the finished product.

Government and Environmental Regulation

FDA and Federal Trade Commission ("FTC")

Our business is heavily regulated by the FDA and the FTC. The FDA enforces the Federal Food, Drug and Cosmetic Act (the "FDCA") and Dietary Supplement Health and Education Act ("DSHEA") as they pertain to foods, food ingredients, cosmetics and dietary supplement production and marketing. Dietary supplements are regulated as a category of food, not as drugs. We are not required to obtain FDA pre-market approval to sell our dietary supplement products in the U.S. under current laws. Our OTC hair loss products are regulated as cosmetics under the FDCA.

The FDA imposes Good Manufacturing Practice ("GMP") guidelines to ensure that prescription drugs and dietary supplements are produced in a quality manner, do not contain contaminants or impurities, and are accurately labeled. GMP guidelines include requirements for establishing quality control procedures, designing, and constructing manufacturing plants, testing ingredients and finished products, record keeping, and handling of consumer product complaints. The FDA has broad authority to enforce the provisions of federal law applicable to prescription drugs, dietary supplements and cosmetics, including the power to monitor claims made in product labeling, to seize adulterated or misbranded products or unapproved new drugs, to request product recall, and to issue warning letters. FDA also may refer cases to the Department of Justice to enjoin further manufacture or sale of a product, to issue warning letters, and to institute criminal proceedings.

Advertising and product claims regarding the efficacy of products are also regulated by the FTC. The FTC regulates the advertising of dietary supplements, cosmetics and other health-related products to ensure that any advertising is truthful and not misleading, and that an advertiser maintains adequate substantiation for all product claims. FTC-launched enforcement actions may result in consent decrees, cease and desist orders, judicial injunctions and the payment of fines with respect to advertising claims that are found to be unsubstantiated.

Under current U.S. regulations, our products must comply with certain labeling requirements enforced by the FDA and FTC, but otherwise generally are not required to receive regulatory approval prior to introduction into the U.S. market. We believe we are in compliance with all material government regulations applicable to our products.

In addition to the foregoing, our operations and those of our partners are subject to federal, state and local government laws and regulations, including those relating to the practice of medicine, telehealth and the prescribing of prescription medications. We believe we are in substantial compliance with all material governmental regulations applicable to our operations.

Data Privacy and Security Laws

The data we collect and process is an integral part of our products and services, allowing us to ensure our prices are accurate and relevant, and reach and advertise to consumers with savings information. We collect and may use personal information to help run our business (including for analytical and marketing purposes) and to communicate and otherwise reach our consumers. In some instances, we may use third party service providers to assist us in the above.

We endeavor to treat our consumers' data with respect and maintain consumer trust. We provide consumers options designed to allow them to control the use and disclosure of their data, such as allowing consumers to opt out of any marketing requests, opt out of the use of marketing cookies, pixels and technologies on our platform, and request deletion of their data.

Since we receive, use, transmit, disclose and store personally identifiable information, including health-related information, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include the CAN-SPAM Act, the Telephone Consumer Protection Act of 1991, the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, ("HITECH"), and their implementing regulations, which we collectively refer to as HIPAA, Section 5(a) of the Federal Trade Commission Act, and the California Consumer Privacy Act ("CCPA"). The CCPA, which went into effect on January 1, 2020, requires, among other things, covered companies to provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. Similar legislation has been proposed or adopted in other states. Aspects of the CCPA and these other state laws and regulations, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. Additionally, a new privacy law, the California Privacy Rights Act ("CPRA"), was passed on November 3, 2020 and became effective on January 1, 2023, with a look-back to January 2022. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty.

Additionally, the FTC, and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of health-related and other personal information. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act.

In addition, HIPAA, which we believe does not currently apply to most of our business as currently operated, imposes on entities within its jurisdiction, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by U.S. Department of Health and Human Services ("HHS"), may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

Healthcare Fraud and Abuse Laws

Although the consumers who use our offerings do so outside of any medication or other health benefits covered under their health insurance, including any commercial or government healthcare program, we may nonetheless be subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws, which establish similar prohibitions, and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers and self-pay patients.

The federal false claims laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious, or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the U.S. federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996 created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Violations of fraud and abuse laws, including federal and state anti-kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

State Licensing Requirements

Certain states have enacted laws regulating companies that offer and market discount medical plans, including prescription drug plans, subscription membership programs, or discount cards, such as our prescription offering. These state laws are intended to protect consumers from fraudulent, unfair, or deceptive marketing, sales and enrollment practices by such plans. It is possible that other states may enact new requirements or interpret existing requirements to include our programs. Failure to obtain the required licenses, certifications or registrations to offer and market these subscription discount programs may result in civil penalties, receipt of cease-and-desist orders, or a restructuring of our operations.

State Corporate Practice of Medicine and Fee Splitting Laws

With respect to our telehealth platform, we contract with our physician-owned professional corporation, LifeMD PC, to deliver our telehealth offerings to its patients in the U.S. We entered into a management services agreement with LifeMD PC pursuant to which we provide them with billing, scheduling and a wide range of other services, and they pay us for those services. In addition, our platform enables consumers to opt in to use our prescription offering and/or fill their prescriptions through a third-party mail-order pharmacy. These relationships are subject to various state laws, which are intended to prevent unlicensed persons from interfering with or influencing the physician's professional judgment and prohibiting the sharing of professional services income with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, or a restructuring of our arrangements with our affiliated professional entities.

Human Capital

As of December 31, 2022, we employed 220 employees, of which 199 were full-time, 4 were part-time, and 17 were temporary employees. Of our total employees, 114 were based at our patient care center in Greenville, SC. We use the services of consultants and third-party service providers, where needed. None of our employees are represented by a union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

We expect headcount to continue to grow in the future, especially as we continue to focus on recruiting employees in technical functions, in various functions related to our operations as a publicly traded company, and to support our continued growth. We pride ourselves on hiring people who not only have the skills required to perform their respective roles, but also share in the Company's mission.

To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. We also provide comprehensive benefits, including health insurance for employees and dependents, 401(k) match for employees and unlimited paid time off for exempt employees. In managing our business, we strive to develop and implement policies and programs that support our business goals, maintain competitiveness, promote shared fiscal responsibility among the Company and our employees, strategically align talent within our organization and reward performance, while also managing the costs of such policies and programs. Our employees are supported with training to ensure compliance with our policies. We adhere to our business code of conduct, which sets forth a commitment to our stakeholders, including our employees, to operate with integrity and mutual respect.

Corporate History

LifeMD, Inc. was formed in the State of Delaware on May 24, 1994, under our prior name, Immudyne, Inc. We changed our name to Conversion Labs, Inc. on June 22, 2018 and then subsequently, on February 19, 2021, we changed our name to LifeMD, Inc. Further, in connection with changing our name, we changed our trading symbol to LFMD.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports and amendments to these reports that we file with or furnish to the SEC at their website, www.sec.gov, are also available free of charge at our website, https://ir.lifemd.com/, as soon as reasonably practicable after we electronically file these reports with, or furnish these reports to the SEC. The content of this website is not part of this Annual Report.

Any of these reports or documents may also be obtained by writing to: Investor Relations; c/o LifeMD, Inc., 236 Fifth Avenue, Suite 400, New York, NY 10001.

ITEM 1A. RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this report, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to our Business and Industry

We have generated net losses, we anticipate increasing expenses in the future, we have not yet achieved profitability, and we may not be able to achieve or maintain profitability.

We have incurred net losses on an annual basis since our inception. We incurred net losses of $45.0 million and $61.3 million in the years ended December 31, 2022 and 2021, respectively. We had total stockholders' deficit of approximately $11.9 million as of December 31, 2022. We expect our costs will increase substantially in the foreseeable future and we expect our losses will continue as we expect to invest significant additional funds towards growing our platform, growing our provider network, enhancing our pharmacy fulfillment system, and operating as a public company and as we continue to invest in increasing our customer base, hiring additional employees, and developing new products and technological capabilities to enhance our customers' experience on our platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from the sale of our equity, revenue from our platform, and the incurrence of indebtedness.

Our cash flows from operations were negative for the years ended December 31, 2022 and 2021. We may not generate positive cash flows from operations or achieve profitability in any given period, and our limited operating history may make it difficult to evaluate our current business and our future prospects. We cannot assure you that we will be able to achieve profitability, on either a quarterly or annual basis, or that profitability, if achieved, will be sustained. Our ability to meet our long-term business objectives likely will be dependent upon establishing increased cash flow from operations or securing other sources of financing. If our losses continue, however, our liquidity may be severely impaired, our stock price may fall, and our stockholders may lose all or a significant portion of their investment.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing and highly regulated industries, including increasing expenses as we continue to grow our business. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations, and financial condition would be adversely affected.

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and increases the risk of your investment.

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and plan for our future growth. We began offering direct to consumer products and services in 2016. Since that time, our business has expanded and we have increased the ways that we can address customer needs. We have encountered and will continue to encounter significant risks and uncertainties frequently experienced by new and growing companies in rapidly changing and heavily regulated industries, such as attracting new customers and healthcare providers (sometimes referred to herein as "providers"), to our platform, retaining our customers and encouraging them to utilize new offerings we make available, increasing the number of conditions that can be treated by providers through our platform, competition from other companies, whether online healthcare providers or traditional healthcare providers, hiring, integrating, training and retaining skilled personnel, verifying the identity of customers and credentials of providers serving our customers, developing new solutions, determining prices for our solutions, unforeseen expenses, challenges in forecasting accuracy, and new or adverse regulatory developments affecting the use of telehealth, pharmaceutical products, or other aspects of the healthcare industry. If our assumptions regarding these and other similar risks and uncertainties that relate to our business, which we use to plan our business, are incorrect or change as we gain more experience operating our platform or expand into the treatment of new conditions, or if we do not address these challenges successfully, our operating and financial results could differ materially from our expectations and our business could suffer. Similar risks apply to our subsidiary cloud-based software as a service business that is exposed to many of the risks typically experienced by a new and growing company including ability to attract new customers, entrance of competitors, and other risk factors.

The telehealth market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, if it encounters negative publicity, or if our solution does not drive customer engagement, the growth of our business will be harmed.

With respect to our telehealth services, the telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. The outbreak of the COVID-19 pandemic has increased utilization of telehealth services, but it is uncertain whether such increase in demand will continue. Our success will depend to a substantial extent on the willingness of our customers to use, and to increase the frequency and extent of their utilization of, our telehealth platform, as well as on our ability to continue to grow our existing business and expand into new indications. Negative publicity concerning our platform or brands, or the telehealth market as a whole, could limit market acceptance of our offerings. If our customers do not perceive the benefits of our telehealth products and services, or if our products do not drive customer retention, then our market may not develop, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns, negative publicity regarding patient confidentiality and privacy in the context of telehealth, and resistance from third party payors could limit market acceptance of our healthcare services. If any of these events occurs, it could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to expand the scope of our offerings, including the number and type of products and services that we offer, the number and quality of healthcare providers serving our customers, and the number and types of conditions capable of being treated through our platform, our business, financial condition, and results of operations may be materially and adversely affected.

We provide customers with access to non-prescription products, telehealth-based medical consultations with providers, and applicable pharmaceutical products prescribed by the providers for specific medical conditions. In order for our business to continue growing and expanding, we need to continue expanding the scope of products and services we offer our customers, including telehealth consultations and prescription and non-prescription medication for additional conditions. The introduction of new products, services, or technologies by market participants, including us, can quickly make existing products and services offered by us obsolete and unmarketable. Additionally, changes in laws and regulations (or enforcement thereof) could impact the usefulness of our platform and could necessitate changes or modifications to our platform or offerings to accommodate such changes. We invest substantial resources in researching and developing new offerings and enhancing our solutions by incorporating additional features, improving functionality, and adding other improvements to meet our customers' evolving demands. The success of any enhancements or improvements to our services or any new offerings depends on a number of factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies, and overall market acceptance. We may not succeed in developing, marketing, and delivering on a timely and cost-effective basis enhancements or improvements to our services or any new offerings that respond to continued changes in market demands or new customer requirements, and any enhancements or improvements to our services or any new offerings may not achieve market acceptance. Since developing enhancements to our services and the launch of new offerings can be complex, the timetable for the release of new offerings and enhancements to our existing services is difficult to predict, and we may not launch new offerings and updates as rapidly as our current or prospective customers require or expect. Any new offerings or service enhancements that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new offerings, we may experience a decline in revenue of our existing offerings that is not offset by revenue from the new offerings. In addition, we may lose existing customers who choose a competitor's products and services. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare, or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

We generate revenue from our platform by selling non-prescription health and personal care products directly to consumers and offering consumers access to telehealth consultations with providers and certain prescription medications that may be prescribed by the providers in connection with the telehealth consultations. Unless we are able to acquire new customers, and retain existing customers, our business, financial condition, and results of operations may be harmed.

In order to acquire new customers and patients, and to incentivize existing customers and patients to purchase more of our offerings, we use social media platforms, search engine marketing, emails, text messages, our Patient Care Center, influencers, and many other online and offline marketing strategies to reach new customers and patients. State and federal laws and regulations governing the privacy and security of personal information, including healthcare data, are evolving rapidly and could impact our ability to identify and market to potential and existing customers. Similarly, certain federal and state laws regulate, and in some cases limit, the use of discounts, promotions, and other marketing strategies in the healthcare industry. If federal, state, or local laws governing our marketing activities become more restrictive or are interpreted by governmental authorities to prohibit or limit these activities, our ability to attract new customers and retain customers would be affected and our business could be materially harmed. In addition, any failure, or perceived failure, by us, to comply with any federal, state, or local laws or regulations governing our marketing activities could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions against us by governmental entities, consumers, suppliers, or others, or other liabilities or may require us to change our operations and/or cease using certain marketing strategies.

Changes to social networking or advertising platforms' terms of use, terms of service, or traffic algorithms that limit promotional communications, impose restrictions that would limit our ability or our customers' ability to send communications through their platforms, disruptions, or downtime experienced by these platforms or reductions in the use of or engagement with social networking or advertising platforms by customers and potential customers could also harm our business. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees, or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers, or others. Any such inappropriate use of social media, emails and text messages could also cause reputational damage and adversely affect our business.

Our revenue growth depends on consumers' willingness to adopt our products, and the failure of our offerings to achieve and maintain market acceptance could result in us achieving revenue below our expectations, which could cause our business, financial condition, and results of operation to be materially and adversely affected.

Our growth is highly dependent upon the adoption by consumers of our products, and we are subject to a risk of any reduced demand for our products. If the market for our products does not gain broad market acceptance or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

Our current business strategy is highly dependent on our platform and offerings achieving and maintaining market acceptance. Market acceptance and adoption of our model and the products and services we make available depend on educating potential customers who may find our services and these products and services useful, as well as potential partners, suppliers, and providers, as to the distinct features, ease-of-use, positive lifestyle impact, cost savings, and other perceived benefits of our offerings as compared to those of competitors. If we are not successful in demonstrating to existing and potential customers the benefits of our services, our revenue may decline or we may fail to increase our revenue in line with our forecasts.

Our business model and the services and products we make available may be perceived by potential customers, providers, suppliers, and partners to be less trustworthy or effective than traditional medical care or competitive telehealth options, and people may be unwilling to change their current health regimens or adopt our offerings. Consumers who have healthcare insurance coverage may not wish to use the platform to access healthcare services or products for which insurance reimbursement is not available. Moreover, we believe that providers can be slow to change their treatment practices or approaches because of perceived liability risks or distrust of departures from traditional practice. Accordingly, we may face resistance to our offerings from brick-and-mortar providers until there is overwhelming evidence to convince them to alter their current approach.

The market for our model and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the U.S. is undergoing significant structural change and consolidation, which makes it difficult to forecast demand for our solutions.

Negative publicity concerning telehealth generally, our offerings, customer success on our platform, or our market as a whole could limit market acceptance of our business model and services. If our customers do not perceive the benefits of our offerings, or if our offerings do not drive customer use and enrollment, then our market and our customer base may not continue to develop, or they may develop more slowly than we expect. Our success depends in part on the willingness of providers and healthcare organizations to partner with us, increase their use of telehealth, and our ability to demonstrate the value of our technology to providers, as well as our existing and potential customers. If providers, healthcare organizations or regulators work in opposition to us or if we are unable to reduce healthcare costs or drive positive health outcomes for our customers, then the market for our services may not continue to develop, or it might develop more slowly than we expect. Similarly, negative publicity regarding customer confidentiality and privacy in the context of telehealth could limit market acceptance of our business model and services. Additionally, the majority of our revenue is driven by products and services offered through our platform on a subscription basis, and the adoption of subscription business models is still relatively new, especially in the healthcare industry. If customers do not shift to subscription business models and subscription health management tools do not achieve widespread adoption, or if there is a reduction in demand for subscription products and services or subscription health management tools, our business, financial condition, and results of operations could be adversely affected.

Competitive platforms or other technological breakthroughs for the monitoring, treatment, or prevention of medical conditions may adversely affect demand for our offerings.

Our ability to achieve our strategic objectives will depend, among other things, on our ability to enable fast and efficient telehealth consultations, maintain comprehensive and affordable offerings, and deliver an accessible and reliable platform that is more appealing and user-friendly than available alternatives. Our competitors, as well as a number of other companies and providers, within and outside the healthcare industry, are pursuing new devices, delivery technologies, sensing technologies, procedures, treatments, drugs, and other therapies for the monitoring and treatment of medical conditions. Any technological breakthroughs in monitoring, treatment, or prevention of medical conditions that we could not similarly leverage could reduce the potential market for our offerings, which could significantly reduce our revenue and our potential to grow certain aspects of our business.

The introduction by competitors of solutions or offerings that are or claim to be superior to our platform or offerings may create market confusion, which may make it difficult for potential customers to differentiate between the benefits of our offerings and competitive solutions. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of products and services we make available. If a competitor develops a product or business that competes with, or is perceived to be superior to our offerings, or if a competitor employs strategies that place downward pressure on pricing within our industry, our revenue may decline significantly or may not increase in line with our forecasts, either of which could adversely affect our business, financial condition, and results of operations.

We operate in highly competitive markets and face competition from large, well-established healthcare providers and more traditional retailers and pharmaceutical providers with significant resources, and, as a result, we may not be able to compete effectively.

The markets for healthcare are intensely competitive, subject to rapid change and significantly affected by new product and technological introductions and other market activities of industry participants. We compete directly not only with other established telehealth providers but also traditional healthcare providers, pharmacies, and large retailers that sell non-prescription products, including, for example, nutritional supplements, vitamins, and hair care treatments. Our current competitors include traditional healthcare providers expanding into the telehealth market, incumbent telehealth providers, as well as new entrants into our market that are focused on direct-to-consumer healthcare. Our competitors include enterprise-focused companies who may enter the direct-to-consumer healthcare industry, as well as direct-to-consumer healthcare providers. Many of our current and potential competitors may have greater name and brand recognition, longer operating histories, significantly greater resources than we do, and may be able to offer products and services similar to those offered on our platform at more attractive prices than we can. Further, our current or potential competitors may be acquired by third parties with greater available resources, which has recently occurred in our industry. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, our competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies, or services to increase the availability of their solutions in the marketplace.

New competitors or alliances may emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, and greater financial resources, which could put us at a competitive disadvantage. For example, some state and federal regulatory authorities lowered certain barriers to the practice of telehealth in order to make remote healthcare services more accessible in response to the COVID-19 pandemic. Although it is unclear whether these regulatory changes will be permanent or that they will have a long-term impact on the adoption of telehealth services by the general public or legislative and regulatory authorities, these changes may result in greater competition for our business. The lower barriers to entry may allow various new competitors to enter the market more quickly and cost effectively than before the COVID-19 pandemic. Additionally, we believe that the COVID-19 pandemic has introduced many new users to telehealth and further reinforced its benefits to potential competitors. We believe this may drive additional industry consolidation or collaboration involving competitors that may create competitors with greater resources and access to potential customers. The COVID-19 pandemic may also cause various traditional healthcare providers to evaluate and eventually pursue telehealth options that can be paired with their in-person capabilities. These industry changes could better position our competitors to serve certain segments of our current or future markets, which could create additional price pressure. In light of these factors, even if our offerings are more effective than those of our competitors, current or potential customers may accept competitive solutions in lieu of purchasing from us. If we are unable to successfully compete with existing and potential competitors, our business, financial condition, and results of operations could be adversely affected.

We have experienced rapid growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our headcount and operations. Our revenue grew from $92.9 million for the year ended December 31, 2021 to $119.0 million for the year ended December 31, 2022. Our number of full-time employees has increased significantly over the last few years, from 56 employees as of December 31, 2020 to 199 employees as of December 31, 2022.

We anticipate that we will continue to significantly expand our operations and headcount in the near term as we continue to scale domestically. We also anticipate entering the international market to meet perceived demand for our offerings. We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve, or it may be more costly to do so than we anticipate.

This growth has placed, and future growth will place, a significant strain on our management, administrative, operational, and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively and execute our business plan. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls, and our reporting systems and procedures, and we will need to ensure that we maintain high levels of patient care and support. Failure to effectively manage growth and execute our business plan could result in difficulty or delays in increasing the size of our customer base, declines in quality of patient care, support, or satisfaction, increases in costs, difficulties in introducing new products or features, or other operational difficulties, and any of these difficulties could adversely affect our business performance and results of operations.

We face risk that may arise from acquisitions and investments, which could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business, financial condition, and results of operations. Additionally, if we are not able to identify and successfully acquire suitable businesses, our results of operations and prospects could be harmed.

We may pursue inorganic methods of growth, including strategic acquisitions and mergers in the future, to add complementary or strategic companies, products, solutions, technologies, or revenue. These transactions could be material to our results of operations and financial condition. We also expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. The process of integrating an acquired company, business, or technology may create unforeseen operating difficulties and expenditures.

Future acquisitions could also result in expenditures of significant cash, dilutive issuances of our equity securities, the incurrence of debt, restrictions on our business, contingent liabilities, amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. In addition, any acquisitions we announce could be viewed negatively by customers, providers, partners, suppliers, or investors.

Additionally, competition within our industry for acquisitions of business, technologies, and assets may become intense. Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions successfully, we may not be able to realize the benefits of these acquisitions, and our results of operations could be harmed. If we are unable to successfully address any of these risks, our business, financial condition, or results of operations could be harmed.

Expansion into international markets can be a driver of long-term growth, when we expand into international markets, we will face additional business, political, legal, regulatory, operational, financial, and economic risks, any of which could increase our costs and hinder such growth.

Expanding our business to attract customers, providers, and suppliers in countries other than the U.S. is an opportunity for growth for us going-forward. An important part of targeting international markets is increasing our brand awareness and establishing relationships with partners internationally.

Our ability to expand our business and to attract talented employees, customers, providers, partners, and suppliers in various international markets will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute resolution systems, regulatory systems, and commercial infrastructures. Entering new international markets will be expensive, our ability to successfully gain market acceptance in any particular market is uncertain and the distraction of our senior management team could harm our business, financial condition, and results of operations.

Economic uncertainty or downturns, particularly as it impacts particular industries, could adversely affect our business and results of operations.

In recent years, the U.S. and other significant markets have experienced inflationary pressures and cyclical downturns, and worldwide economic conditions remain uncertain. This has been the case in 2022. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our partners, suppliers, and us to accurately forecast and plan future business activities and could cause our customers to slow spending on our offerings and could limit the ability of our pharmacy partners to purchase sufficient quantities of pharmaceutical products from suppliers, which could adversely affect our ability to fulfill customer orders and attract new providers.

Inflationary pressures may lead to increases in the cost of our products, freight, overhead costs or wage rates and may adversely affect our operating results. Sustained inflationary pressures may have an adverse effect on our ability to maintain current levels of gross profit if we are unable to offset such higher costs through price increases.

A significant downturn in the domestic or global economy may cause our customers to pause, delay, or cancel spending on our platform or seek to lower their costs by exploring alternative providers or our competitors. To the extent purchases of our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general healthcare spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or in any particular industry. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be materially adversely affected.

The COVID-19 pandemic has increased interest in and customer use of telehealth solutions, including our platform, and we cannot guarantee that this increased interest will continue after the pandemic.

The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak of COVID-19 and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing companies and various local, state, federal, and international jurisdictions to impose restrictions, such as quarantines, closures, cancellations, and travel restrictions. The duration of the business disruptions, travel restrictions and related financial impact cannot be reasonably estimated at this time. As the COVID-19 pandemic is ongoing, the complete impact of the pandemic is still unknown and rapidly evolving.

Due to COVID-19, telehealth has seen a steep increase in use across the industry, in part due to governmental waivers of statutory and regulatory restrictions that have historically limited how telehealth may be used in delivering care in certain jurisdictions. We do not know if this relaxation of regulatory barriers resulting from COVID-19 will remain or for how long. There is renewed focus on telehealth among legislatures and regulators due to COVID-19 and the expanded use of telehealth that could result in regulatory changes inconsistent with or that place additional restrictions on our current business model or operations in certain jurisdictions. If customer adoption of telehealth generally, or our platform in particular materially decreases as the COVID-19 restrictions are lifted, or if COVID-19 results in regulatory changes that limit our current activities, our industry, business, and results of operations could be adversely affected.

Our business depends on continued and unimpeded access to the internet and mobile networks.

Our ability to deliver our internet-based and mobile-application based services depends on the development and maintenance of the infrastructure of the internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption. However, we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems or those of our service providers, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers, providers, partners, and suppliers.

We also rely on software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Furthermore, our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and integration of our software with new third-party software may require significant work and require substantial investment of our time and resources. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our solution, result in a failure of our solution, and injure our reputation. The occurrence of any of the foregoing events could have an adverse impact on our business, financial condition, and results of operations.

Any disruption of service at Amazon Web Services, partner pharmacies or other third-party service providers could interrupt access to our platform or delay our customers' ability to seek treatment.

We currently host our platform, serve our customers, and support our operations in the U.S. using Amazon Web Services ("AWS"), a provider of cloud infrastructure services, as well as through partner pharmacies and other third-party service providers, including shipping providers and contract manufacturers. We do not have control over the operations of the facilities of partner pharmacies, AWS, or other third-party service providers. Such facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our ability to generate revenue through customer purchases on the platform. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. Our platform's continuing and uninterrupted performance is critical to our success. Because our platform is used by our customers to engage with providers who can diagnose, manage, and treat medical conditions, and pharmacies who can fulfill and ship prescription medication, it is critical that our platform be accessible without interruption or degradation of performance. Customers may become dissatisfied by any system failure that interrupts our ability to provide our platform or access to the products and services offered through our platform to them. Outages and partner pharmacy closures could lead to claims of damages from our customers, providers, partners, suppliers, and others. We may not be able to easily switch our AWS operations to another cloud provider if there are disruptions or interference with our use of AWS. Sustained or repeated system failures could reduce the attractiveness of our offerings to customers and result in contract terminations, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our platform. Thus, any such disruptions could have an adverse effect on our business and results of operations.

None of our partner pharmacies, shipping providers, contract manufacturers, nor AWS have an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these third-party service providers on commercially reasonable terms, if our agreements with these providers are prematurely terminated, we may experience costs or downtime in connection with the transfer to, or the addition of, such new providers. If these third-party service providers were to increase the cost of their services, we may have to increase the price of our offerings, and our results of operations may be adversely impacted.

We depend on a number of other companies to perform functions critical to our ability to operate our platform, generate revenue from customers, and to perform many of the related functions.

We depend on LifeMD PC and their providers to deliver quality healthcare consultations and services through our platform. Through our platform, providers are able to prescribe medication fulfilled by a partner pharmacy. Any interruption in the availability of a sufficient number of providers or supply from our partner pharmacies could materially and adversely affect our ability to satisfy our customers and ensure they receive consultation services and any medication that they have been prescribed. If we were to lose our relationship with LifeMD PC, we cannot guarantee that we will be able to ensure access to a sufficient network of providers. Similarly, if we were to lose our relationship with one of our partner pharmacies in the near term, we cannot guarantee that we will be able to find, diligence, and engage with a replacement partner in a timely manner. Our ability to service customer requirements could be materially impaired or interrupted in the event that our relationship with LifeMD PC or partner pharmacy is terminated. We also depend on cloud infrastructure providers, payment processors, suppliers of non-prescription products and packaging, and various others that allow our platform to function effectively and serve the needs of our customers. Difficulties with our significant partners and suppliers, regardless of the reason, could have a material adverse effect on our business.

Our payments system depends on third party service providers and is subject to evolving laws and regulations.

We have engaged third-party service providers to perform underlying card processing and currency exchange. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our ability to accept orders through the platform could be adversely affected and our business could be harmed. In addition, if these service providers increase the fees they charge us, our operating expenses could increase and if we respond by increasing the fees we charge to our customers, we could lose some of our customers.

The laws and regulations related to payments are complex and vary across different jurisdictions in the U.S. and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering third-party payment systems. As we expand the availability of payments via third parties or offer new payment methods to our customers in the future, we may become subject to additional regulations and compliance requirements.

Further, through our agreement with our third-party credit card processor, we are indirectly subject to payment card association operating rules, and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. Any such difficulties or failures with respect to the payment systems we utilize may have an adverse effect on our business.

We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate, and retain our personnel, we may not be able to grow effectively.

Our success depends in large part on our ability to attract and retain high-quality management in marketing, engineering, operations, healthcare, regulatory, legal, finance and support functions. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could harm our results of operations and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively.

As we continue to grow, we may be unable to continue to attract or retain the personnel we need to maintain our competitive position. In addition to hiring new employees, we must continue to focus on retaining our best talent. Competition for these resources, particularly for engineers, is intense. We may need to invest significant amounts of cash and equity for new and existing employees and we may never realize returns on these investments. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed. The loss of one or more of our key employees, and any failure to have in place and execute an effective succession plan for key employees, could seriously harm our business. Employees may be more likely to leave us if the shares of our capital stock they own, or the shares of our capital stock underlying their equity incentive awards have significantly reduced in value, or the vested shares of our capital stock they own or vested shares of our capital stock underlying their equity incentive awards have significantly appreciated. Many of our employees may receive significant proceeds from sales of our equity in the public markets once the applicable lock-up restrictions expire, which may reduce their motivation to continue to work for us.

We permit most of our employees to work remotely should their particular positions allow. While we believe that most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed and many employees may have additional personal needs to attend to or distractions in their remote work environment. To the extent our current or future remote work policies result in decreased productivity, harm our company culture, or otherwise negatively affect our business, our financial condition and results of operations could be adversely affected.

We are at risk that the non-prescription inventory that we store may become damaged, facility disruption may also harm our business.

We hold non-prescription inventory at some of our facilities. A natural disaster, fire, power interruption, work stoppage or other calamity at this facility would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our facility, machinery, or inventory were damaged or unusable, we would be unable to meet our obligations to customers and wholesale partners, which could materially adversely affect our business, financial condition, and results of operations.

We rely significantly on revenue from customers purchasing subscription-based prescription products and may not be successful in expanding our offerings.

To date the majority of our revenue has been, and we expect it to continue to be, derived from customers who purchase subscription-based prescription products through the platform. In our subscription arrangements, customers select a cadence at which they wish to receive product shipments. These customers generate a substantial majority of our revenue. The introduction of competing offerings with lower prices for consumers, fluctuations in prescription prices, changes in consumer purchasing habits, including an increase in the use of mail-order prescriptions, changes in the regulatory landscape, and other factors could result in changes to our contracts or a decline in our revenue, which may have an adverse effect on our business, financial condition, and results of operations. Because we derive a vast majority of our revenue from customers who purchase subscription-based prescription products, any material decline in the use of such offerings could have a pronounced impact on our future revenue and results of operations, particularly if we are unable to expand our offerings overall.

In the past we have, and in the future we may, actively employ social media and Patient Care Center activities as part of our marketing strategy, which could give rise to regulatory violations, liability, breaches of data security, or reputational damage.

Despite our efforts to monitor evolving social media communication guidelines and comply with applicable laws and regulations, there is risk that the use of social media by us, our employees or our customers to communicate about our products or business may cause us to be found in violation of applicable requirements, including requirements of regulatory bodies such as the FDA and the Federal Trade Commission. For example, adverse events, product complaints, off-label usage by physicians, unapproved marketing, or other unintended messages could require an active response from us, which may not be completed in a timely manner and could result in regulatory action by a governing body. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, customers, and others. Furthermore, negative posts or comments about us or our products in social media could seriously damage our reputation, brand image, and goodwill.

Any significant interruptions in the operations of our Patient Care Center could cause us to lose sales and disrupt our ability to process orders and deliver our solutions in a timely manner.

We rely on our Patient Care Center to sell our products, respond to customer service and technical support requests, and process orders. Any significant interruption in the operation of these facilities, including an interruption caused by our failure to successfully expand or upgrade our systems or to manage these expansions or upgrades, could reduce our ability to receive and process orders and provide products and services, which could result in lost and cancelled sales and damage to our brand and reputation.

As we grow, we will need more capacity from our existing Patient Care Center. If our Patient Care Center operators do not convert inquiries into sales at expected rates, our ability to generate revenue could be impaired. Training and retaining qualified Patient Care Center operators is challenging, and if we do not adequately train our Patient Care Center personnel, they may convert inquiries into sales at an acceptable rate.

Risks Related to Governmental Regulation

We may be subject to claims that we are engaged in the corporate practice of medicine or that our contractual arrangements with our affiliated medical group constitutes unlawful fee splitting.

We have contracted with physician-owned professional corporations ("P.C.'s") or professional associations ("P.A.'s") to facilitate the delivery of telehealth services to their patients. We have entered into a management services agreement with our affiliated medical group pursuant to which we provide these P.C.'s and P.A.'s with a comprehensive set of non-clinical management and administrative services. The affiliated medical group is solely responsible for practicing medicine and all clinical decision-making and will pay us for our management services from the fees collected from patients. This relationship is subject to various state laws that prohibit fee splitting or the practice of medicine by lay entities or persons. Corporate practice of medicine laws and enforcement varies by state. In some states, decisions and activities such as contracting with third party payors, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on the corporate practice of medicine.

In addition, corporate practice of medicine restrictions are subject to broad powers of interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in a state, solely because we provide management services to a provider licensed in the state or facilitate the provision of telehealth to a resident of the state. State medical practice boards, other regulatory authorities, or other parties, including the physicians or other providers in our affiliated medical group or with whom we otherwise contract, may assert that, despite these arrangements, we are engaged in the corporate practice of medicine or that our contractual arrangements with our affiliated medical group constitutes unlawful fee splitting. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our affiliated providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement with providers that interfere with our business and other materially adverse consequences.

In the U.S., we conduct business in a heavily regulated industry, and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payors (if applicable); our contractual relationships with LifeMD PC, other third-party providers, vendors, and customers; our marketing activities; and other aspects of our operations. Of particular importance are:

● the federal physician self-referral law, commonly referred to as the Stark Law, that, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain "designated health services" if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services;

● the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation, or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing, or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing, or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

● the criminal healthcare fraud provisions of HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing, or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment, recoupment, imprisonment. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

To enforce compliance with the federal laws, the U.S. Department of Justice and the U.S. Department of Health and Human Services Office of Inspector General, ("OIG"), have recently increased their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management's attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and penalties of $5,000 to $10,000 per false claim or statement, which is further adjusted for inflation, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement, or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' compliance with the healthcare reimbursement rules and fraud and abuse laws.

The laws, regulations, and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations, or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory, or accreditation authorities will not result in a determination that could adversely affect our operations.

State legislative and regulatory changes specific to the area of telehealth law may present the LifeMD PC any remaining third-party medical groups and independent physicians on our platform with additional requirements and state compliance costs, which may create additional operational complexity and increase costs.

LifeMD PC's third-party medical groups', and independent physicians' ability to provide telehealth services to patients in a particular jurisdiction is dependent upon the laws that govern the provision of remote care, the practice of medicine, and healthcare delivery in general in that jurisdiction. Laws and regulations governing the provision of telehealth services are evolving at a rapid pace and are subject to changing political, regulatory, and other influences. Some states' regulatory agencies or medical boards may have established rules or interpreted existing rules in a manner that limits or restricts providers' ability to provide telehealth services or for physicians to supervise nurse practitioners and physician assistants remotely. Additionally, there may be limitations placed on the modality through which telehealth services are delivered. For example, some states specifically require synchronous (or "live") communications and restrict or exclude the use of asynchronous telehealth modalities, which is also known as "store-and-forward" telehealth. However, other states do not distinguish between synchronous and asynchronous telehealth services. Because this is a developing area of law and regulation, we continually monitor compliance in every jurisdiction in which we operate. However, we cannot be assured that third-party medical groups', or independent providers' activities and arrangements, if challenged, will be found to be in compliance with the law or that a new or existing law will not be implemented, enforced, or changed in manner that is unfavorable to our business model. We cannot predict the regulatory landscape for those jurisdictions in which we operate and any significant changes in law, policies, or standards, or the interpretation or enforcement thereof, could occur with little or no notice. The majority of the consultations provided through our platform are asynchronous consultations for customers located in jurisdictions that permit the use of asynchronous telehealth. If there is a change in laws or regulations related to our business, or the interpretation or enforcement thereof, that adversely affects our structure or operations, including greater restrictions on the use of asynchronous telehealth or remote supervision of nurse practitioners or physician assistants, it could have a material adverse effect on our business, financial condition, and results of operations.

Changes in public policy that mandate or enhance healthcare coverage could have a material adverse effect on our business, operations, and/or results of operations.

Our mission is to make healthcare accessible, affordable, and convenient for everyone. It is reasonably possible that our business operations and results of operations could be materially adversely affected by public policy changes at the federal, state, or local level, which include mandatory or enhanced healthcare coverage. Such changes may present us with new marketing and other challenges, which may, for example, cause use of our products and services to decrease or make doing business in particular states less attractive. If we fail to adequately respond to such changes, including by implementing effective operational and strategic initiatives, or do not do so as effectively as our competitors, our business, operations, and results of operations may be materially adversely affected

We cannot predict the enactment or content of new legislation and regulations or changes to existing laws or regulations or their enforcement, interpretation or application, or the effect they will have on our business or results of operations, which could be materially adverse. Even if we could predict such matters, we may not be able to reduce or eliminate the potential adverse impact of public policy changes that could fundamentally change the dynamics of our industry.

Changes in insurance and healthcare laws, as well as the potential for further healthcare reform legislation and regulation, have created uncertainty in the healthcare industry and could materially affect our business, financial condition, and result of operations.

The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010, generally known as the "Health Care Reform Law," significantly expanded health insurance coverage to uninsured Americans and changed the way healthcare is financed by both governmental and private payers. Since then, the Health Care Reform Law has prompted legislative efforts to significantly modify or repeal the Health Care Reform Law, which may impact how the federal government responds to lawsuits challenging the Health Care Reform Law. We cannot predict what further reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on our business. While we currently only accept payments from customers—not any third parties or insurance providers—and our business model may not be directly impacted by healthcare reform, healthcare reform will impact the healthcare industry in which we operate. If we are required to comply with the Health Care Reform Law and fail to comply or are unable to effectively manage such risks and uncertainties, our financial condition and results of operations could be adversely affected.

The products we sell and our third-party suppliers are subject to FDA regulations and other state and local requirements, and if we or our third party suppliers fail to comply with federal, state, and local requirements, our ability to fulfill customers' orders through our platform could be impaired.

The products available through our platform, and the third-party suppliers and manufacturers of these products, are subject to extensive regulation by the FDA and state and local authorities, including pharmaceuticals, OTC drugs, OTC devices, cosmetics, and dietary supplements. These authorities can enforce regulations related to methods and documentation of the testing, production, compounding, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of products. Government regulations specific to pharmaceuticals are wide ranging and govern, among other things: the ability to bring a pharmaceutical to market, the conditions under which it can be sold, the conditions under which it must be manufactured, and permissible claims that may be made for such product. Failure to meet—or significant changes to—any federal, state, or local requirements attendant to the sales and marketing of a regulated product could result in enforcement actions, impede our ability to provide access to affected products, and have a material adverse effect on our business, financial condition and results of operations.

We may be subject to fines, penalties, and injunctions if we are determined to be promoting the use of products for unapproved uses.

Certain of the products available through our platform require approval by the FDA and are subject to the limitations placed by FDA on the approved uses in the product prescribing information. While providers are legally permitted to prescribe medications for off-label uses, and although we believe our product promotion is conducted in material compliance with FDA and other regulations, if the FDA determines that our product promotion constitutes promotion of an unapproved use of an approved product or of an unapproved product, the FDA could request that we modify our product promotion or subject us to regulatory and/or legal enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine, and criminal penalties. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider the product promotion to constitute promotion of an unapproved use of an approved product or of an unapproved product, which could result in significant fines or penalties under other statutes, such as laws prohibiting false claims for reimbursement.

The information that we provide to healthcare providers, customers, and our partners could be inaccurate or incomplete, which could harm our business, financial condition, and results of operations.

We collect and transmit healthcare-related information to and from our customers, providers, and partner pharmacies in connection with the telehealth consultations conducted by the providers and prescription medication fulfillment by our partner pharmacies. If the data that we provide to our customers, providers, or partner pharmacies are incorrect or incomplete or if we make mistakes in the capture or input of these data, our reputation may suffer and we could be subject to claims of liability for resulting damages. While we maintain insurance coverage, this coverage may prove to be inadequate or could cease to be available to us on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and the diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition, and results of operations.

Our use, disclosure, and other processing of personally identifiable information, including health information, is subject to federal, state, and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our customers, providers, and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of health information and other types of personal data or personally identifiable information ("PII"). We believe that, because of our operating processes, we are not a covered entity or a business associate under HIPAA, which establishes a set of national privacy and security standards for the protection of protected health information by health plans, healthcare clearinghouses, and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notwithstanding that we do not believe that we meet the definition of a covered entity or business associate under HIPAA, we have executed business associate agreements with certain other parties and have assumed obligations that are based upon HIPAA-related requirements.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity and security of health information and other types of PII, including the California Confidentiality of Medical Information Act. These laws and regulations in many cases are more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us, the LifeMD PC and the providers and potentially exposes us to additional expense, adverse publicity, and liability. While we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some health information and other PII or confidential information is transmitted to us by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules, and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of third parties who transmit health information and other PII or confidential information to us. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems, and compliance procedures in a manner adverse to our business.

We also publish statements to our customers through our privacy policy consent to telehealth, and terms and conditions, that describe how we handle health information or other PII. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could seriously harm our business and our financial results. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to us may limit customers' use and adoption of, and reduce the overall demand for, our platform. Any of the foregoing consequences could have a material adverse impact on our business and our financial results.

Public scrutiny of internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing services to our customers, thereby harming our business.

The regulatory framework for privacy and security issues worldwide is evolving and is likely to remain in flux for the foreseeable future. Various government and consumer agencies have also called for new regulation and changes in industry practices. Practices regarding the registration, collection, processing, storage, sharing, disclosure, use, and security of personal and other information by companies offering an online service like our platform have recently come under increased public scrutiny.

For example, the CCPA requires, among other things, covered companies to provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. Similar legislation has been proposed or adopted in other states. Aspects of the CCPA and these other state laws and regulations, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. Additionally, the CPRA was passed on November 3, 2020 and became effective on January 1, 2023, with a look-back to January 2022. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses.

Our business, including our ability to operate and to expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, mobile applications, solutions, features, or our privacy policies. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly gather and use data from data subjects. Therefore, our business could be harmed by any significant change to applicable laws, regulations, or industry standards or practices regarding the storage, use, or disclosure of data our customers or providers share with us, or regarding the manner in which the express or implied consent of customers or providers for such collection, analysis, and disclosure is obtained. Such changes may require us to modify our platform, possibly in a material manner, and may limit our ability to develop new offerings, functionality, or features.

If our security measures fail or are breached and unauthorized access to a consumer's data is obtained, our services may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed, and we could lose sales and customers.

Our services involve the storage and transmission of customers' and our vendors' proprietary information, sensitive or confidential data, including valuable intellectual property and personal information of employees, consumers, customers, and others, as well as the protected health information, ("PHI"), of our customers. Because of the extreme sensitivity of the information we store and transmit, the security features of our computer, network, and communications systems infrastructure are critical to the success of our business. A breach or failure of our security measures could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our security measures fail or are breached, it could result in unauthorized persons accessing sensitive consumer or partner data (including PHI), a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our customers. Such failures or breaches of our security measures, or our inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect customers, vendors, or investor confidence in us, and reduce the demand for our services from existing and potential customers. In addition, we could face litigation, damages for contract breach, monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We may experience cyber-security and other breach incidents that remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, or if we are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed and we could lose sales, customers, and vendors which could have a material adverse effect on our business, operations, and financial results.

Risks Related to Intellectual Property and Litigation

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

Our intellectual property includes a combination of patent, copyright, service mark, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will issue with respect to any currently pending patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated, or circumvented. Our currently issued patents and any patents that we may issue in the future, with respect to pending or future patent applications, may not provide sufficient broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark registrations will be issued with respect to pending or future applications or that any registered service marks will be enforceable or provide adequate protection of our proprietary rights.

In addition, from time to time we make our technology and other intellectual property available to others under license agreements, including open source license agreements and trademark licenses under agreements with our partners for the purpose of co-branding or co-marketing our products or services. We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property.

We strive to protect our intellectual property rights by relying on federal, state, and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to protect or enforce our intellectual property rights. In addition, the existing laws of certain foreign countries in which we operate may not protect our intellectual property rights to the same extent as do the laws of the U.S. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. Furthermore, effective patent, trademark, service mark, copyright, and trade secret protection may not be available in every country in which our services are available over the Internet. We may, over time, increase our investment in protecting innovations through investments in filings, registrations, or similar steps to protect our intellectual property, and these processes are expensive and time-consuming.

We may be in the future subject to claims that we violated intellectual property rights of others, which are extremely costly to defend and could require us to pay significant damages and limit our ability to operate.

Companies in our industry, and other intellectual property rights holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Our future success depends in part on not infringing upon the intellectual property rights of others. We have in the past and may in the future receive notices that claim we have misappropriated, infringed, or otherwise misused other parties' intellectual property rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our technology.

Any intellectual property claim against us or parties indemnified by us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert our management's attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding, or business methods found to be in violation of another party's rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense, be infeasible, or make us less competitive in the market. Such disputes could also disrupt our business, which would adversely impact our customer satisfaction and ability to attract customers. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we cannot license or develop technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Additionally, we may be obligated to indemnify our customers in connection with litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. Any of these results could harm our results of operations.

We may be subject to legal proceedings and litigation, including intellectual property disputes, which are costly to defend and could materially harm our business and results of operations.

We may be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. We may face allegations, lawsuits, and regulatory inquiries, audits, and investigations regarding data privacy, security, labor and employment, consumer protection, practice of medicine, and intellectual property infringement, including claims related to privacy, patents, publicity, trademarks, copyrights, and other rights. A portion of the technologies we use incorporates open source software, and we may face claims claiming ownership of open source software or patents related to that software, rights to our intellectual property or breach of open source license terms, including a demand to release material portions of our source code or otherwise seeking to enforce the terms of the applicable open source license. We may also face allegations or litigation related to our acquisitions, securities issuances, or business practices, including public disclosures about our business. Litigation and regulatory proceedings, and particularly the healthcare regulatory and class action matters we could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our solution or require us to stop offering certain features, all of which could negatively impact our acquisition of customers and revenue growth. We may also become subject to periodic audits, which could likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts management's attention from our business.

The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory, and audit matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition and results of operations.

If we incur product liability claims, such claims could increase our costs; adversely affect our reputation, business, and results of operations; and we may not be able to maintain or obtain insurance.

Our business involves LifeMD PC's medical providers performing medical consultations and, if warranted, prescribing medication to our customers. This activity, as well as the sale of other products on our platform, exposes us to the risk of negligence and product liability claims.

Some of our products are designed for human consumption and use, and we face liability claims if the use of our products is alleged to have resulted in injury or death claims that may be made by customers, third-party service providers, or manufacturers of products and services we make available. To date, we have not (i) conducted any product recalls, (ii) received any product liability claims from third parties, or (iii) received any reports from an end consumer of any adverse effect resulting from our products. A product recall or liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which, in turn, could have an adverse effect on our business, financial condition, and results of operations. While we do maintain product liability insurance coverage, this insurance is subject to deductibles and coverage limitations, and we cannot be sure that we will be able to maintain insurance coverage at acceptable costs or in a sufficient amount, that our insurer will not disclaim coverage as to a future claim or that a product liability claim would not otherwise adversely affect our business, financial condition and results of operations. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial, could divert management attention, and may result in adverse publicity or result in reduced acceptance of our platform and offerings. These liabilities could prevent or interfere with our growth and expansion efforts. Uncertainties resulting from the initiation and continuation of product liability litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties and our own systems for providing services to our customers and vendors, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with customers, adversely affecting our brand and our business.

While we control and have access to our servers, we do not control the operation of these facilities. The cloud vendor and the owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our cloud vendors or data center operators is acquired, we may be required to transfer our servers and other infrastructure to a new vendor or a new data center facility, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our cloud vendors or third-party data center locations with the telecommunications network providers with whom we or they contract or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our cloud vendors or third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy faced by our cloud vendors or third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Additionally, if our cloud or data centers vendors are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our cloud vendors or data centers or cause such cloud systems or data centers and systems to fail. Any changes in third-party service levels at our cloud vendors or data centers or any disruptions or other performance problems with our solution could adversely affect our reputation and may damage our customers' stored files or result in lengthy interruptions in our services. Interruptions in our services may reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to potential liability, or adversely affect client renewal rates.

In addition, our ability to deliver our Internet-based services depends on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and services may in connection with third-party technology and information services reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscription services, subject us to potential liability, or adversely affect client renewal rates. Although we maintain a security and privacy damages insurance policy, the coverage under our policies may not be adequate to compensate us for all losses that may occur related to the services provided by our third-party vendors. In addition, we may not be able to continue to obtain adequate insurance coverage at an acceptable cost, if at all.

Risks Related to Our Financial Reporting, Results of Operations and Capital Requirements

There is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. As of December 31, 2022, the Company had an accumulated deficit of $190.6 million. We have limited financial resources, and as of December 31, 2022 we had a working capital deficit of $20.1 million and a cash balance of $4.0 million. We will need to raise additional capital or secure debt funding to support on-going operations. The sources of this capital are expected to be the sale of equity and debt, which may not be available on favorable terms, if at all, and may, if sold, cause significant dilution to existing stockholders. If we are unable to access additional capital moving forward, it may hurt our ability to grow and to generate future revenues, our financial position, and liquidity. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Unless management is able to obtain additional financing, it is unlikely that the Company will be able to meet its funding requirements during the next 12 months. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our results of operations, as well as our key metrics, may fluctuate on a quarterly and annual basis, which may result in us failing to meet the expectations of industry and securities analysts or our investors.

Our results of operations have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match the expectations of securities analysts because of a variety of factors, many of which are outside of our control and, as a result, should not be relied upon as an indicator of future performance. As a result, we may not be able to accurately forecast our results of operations and growth rate. Any of these events, and risk factors discussed in this annual report, could cause the market price of our common stock to fluctuate.

The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, we believe that quarter-to-quarter comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations.

As of December 31, 2022, the Company had total liabilities of $33.0 million. As of December 31, 2022, we had availability of $59.5 million available under the ATM Sales Agreement and $32 million available under the 2021 Shelf, after giving effect to letters of credit and borrowing base limitations. We and our subsidiaries have the ability to incur additional indebtedness in the future, subject to the restrictions contained in our credit facilities and the indentures governing our outstanding notes. If new indebtedness is added to our current debt levels, interest rates and the related risks that we now face could intensify. Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions, and to certain financial, business and other factors beyond our control. We cannot assure you we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

We have identified a material weakness in our internal control over financial reporting.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and effective disclosure controls and procedures. In particular, under Section 404 of the Sarbanes-Oxley Act, we are required to perform system and process evaluation and testing on the effectiveness of our internal control over financial reporting. In performing this evaluation and testing our management concluded that our internal control over financial reporting is not effective as of December 31, 2022 because of material weaknesses. Correcting this issue, and thereafter our continued compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. Moreover, if we are not able to correct our internal control issues and comply with the requirements of Section 404 in a timely manner, or if in the future we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. It could adversely affect our ability to report our financial condition and results of operations in a timely and accurate manner, which could negatively affect investor confidence in our company, and, as a result, the value of our common stock could be adversely affected.

Risks Related to Investments in our Securities

There can be no assurance that we can continue to pay dividends on our preferred stock. We currently do not intend to pay dividends on our common stock. As a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

The declaration, amount and timing of dividends on our securities are subject to capital availability and determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all respective laws and our agreements applicable to the declaration and payment of cash dividends. Our ability to pay dividends will depend upon, among other factors, our cash flows from operations, our available capital and potential future capital requirements for strategic transactions, including acquisitions, debt service requirements, share repurchases and investing in our existing markets as well as our results of operations, financial condition and other factors beyond our control that our Board of Directors may deem relevant. A reduction in or suspension or elimination of our dividend payments could have a negative effect on our stock price.

We pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors. If we do not pay dividends on any outstanding shares of Series A Preferred Stock for six or more quarterly dividend periods (whether or not declared or consecutive), holders of Series A Preferred Stock will be entitled to elect two additional directors to our Board of Directors to serve until all unpaid dividends have been fully paid or declared and set apart for payment. We currently do not expect to declare or pay dividends on our common stock. In addition, in the future we may enter into agreements that prohibit or restrict our ability to declare or pay dividends on our common stock. As a result, your only opportunity to achieve a return on your investment will be if the market price of our common stock appreciates and you sell your shares at a profit.

Your ownership interest may be diluted by the future issuance of additional shares of our common stock or preferred stock.

We are in a capital intensive business and we may not have sufficient funds to finance the growth of our business or to support our projected capital expenditures. As a result, we will require additional funds from future equity or debt financings, including sales of preferred shares or convertible debt, to complete the development of new projects and pay the general and administrative costs of our business. We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of holders of our common stock and preferred stock. We are currently authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Additionally, the Board may subsequently approve increases in authorized common stock and preferred stock. The potential issuance of such additional shares of common or preferred stock or convertible debt may create downward pressure on the trading price of our already outstanding common stock and preferred stock. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in future public offerings or private placements for capital raising purposes or for other business purposes. The future issuance of a substantial number of common shares or preferred shares, or the perception that such issuance could occur, could adversely affect the prevailing market price of our already outstanding common stock and preferred stock. A decline in the price of our common shares or preferred shares could make it more difficult to raise funds through future offerings of our preferred shares, common shares or securities convertible into common shares.

We have significant numbers of warrants and stock options outstanding, and incentive awards outstanding under our 2020 Equity Incentive Plan. To the extent that any of the outstanding warrants and options described above are exercised, dilution, to the interests of our stockholders may occur. For the life of such warrants and options, the holders will have the opportunity to profit from a rise in the price of the Common Stock with a resulting dilution in the interest of the other holders of Common Stock. The existence of such warrants and options may adversely affect the market price of our Common Stock and the terms on which we can obtain additional financing, and the holders of such warrants and options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued capital stock on terms more favorable to us than those provided by such warrants and options.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

All of our facilities are leased domestically including an office space located in Puerto Rico, a U.S. territory. The Company's headquarters are located in New York, New York for which the lease expires in 2025. We operate a marketing and sales center in Huntington Beach, California for which the lease expires in 2023 and a patient care center in Greenville, South Carolina for which the lease expires in 2024. Additionally, we lease warehouse space in Lancaster, Pennsylvania for which the lease expires in 2023. Our majority-owned subsidiary, WorkSimpli leases office space in Puerto Rico for which the lease expires in 2024.

Leased premises range from approximately 1,000 to 14,000 square feet with monthly rents ranging from $2,200 per month to $34,400 per month.

We believe that our existing facilities are adequate for current and presently foreseeable operations. In general, our properties are well maintained and are being utilized for their intended purposes. Additional space may be required as we expand our business activities. We do not foresee any significant difficulties in obtaining additional facilities if deemed necessary.

ITEM 3. LEGAL PROCEEDINGS

We may become involved in various lawsuits and legal proceedings arising in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may have an adverse effect on our business, financial conditions or operating results. Future litigation may be necessary to defend ourselves and our customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. For additional information on pending legal proceedings see Note 10—Commitments and Contingencies to our consolidated financial statements included in this report.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The common shares of LifeMD are traded on the Nasdaq Global Market under the symbol to "LFMD".

Approximate Number of Equity Security Holders

As of March 21, 2023, there were approximately 304 holders of record of our common stock, and the last reported sale price of our common stock on the Nasdaq Global Market on March 21, 2023 was $1.17. A significant number of shares of our common stock are held in either nominee name or street name brokerage accounts, and consequently, we are unable to determine the total number of beneficial owners of our stock.

Dividend Policy

We have not paid and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. We currently expect to retain all future earnings for use in the operation and expansion of our business. The declaration and payment of any cash dividends in the future will be determined by our Board of Directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions, if any.

Recent Sales of Unregistered Securities

Other than any sales that were already disclosed under a Current Report on Form 8-K during the year ended December 31, 2022, there have been no sales of unregistered securities by the Company as of such date.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide information necessary to understand our audited consolidated financial statements for the period ended December 31, 2022 and highlight certain other information which, in the opinion of management, will enhance a reader's understanding of our financial condition, changes in financial condition and results of operations. In particular, the discussion is intended to provide an analysis of significant trends and material changes in our financial position and the operating results of our business during the fiscal year ended December 31, 2022, as compared to the fiscal year ended December 31, 2021. This discussion should be read in conjunction with our consolidated financial statements for the two-year period ended December 31, 2022 and related notes included elsewhere in this Annual Report on Form 10-K. These historical financial statements may not be indicative of our future performance. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains numerous forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risks described throughout this filing, particularly in "Item 1A. Risk Factors."

Overview

LifeMD, Inc. is a diversified online direct-to-patient marketing and telehealth company with a portfolio of health and wellness brands. Our products are marketed and sold directly to consumers through advertisements on Facebook, Google, Amazon, and other social media and e-commerce platforms. Secondarily, we also sell our products through third party partner channels. We market branded and generic prescription drugs that are then sold and shipped online directly to consumers in all 50 states and the District of Columbia and Puerto Rico. We have also established a 50-state affiliated medical group that provides virtual consultations to our patients. Since inception, we have treated approximately 680,000 customers and patients nationwide. We operate our business using a proprietary telehealth technology platform that facilitates a compliant relationship between the patient, provider, us and pharmacy.

Our portfolio of brands are included within two operating segments: Telehealth and WorkSimpli. We believe our current segments and brands within our segments complement one another and position us well for future growth.

Developments in 2022

Key developments in our business during 2022 are described below:

Cleared Acquisition

On January 18, 2022, the Company acquired Cleared, a nationwide allergy telehealth platform that provides personalized treatments for allergy, asthma, and immunology. The purchase price was approximately $9.1 million, including cash paid upfront of approximately $1.0 million and payable in the future of approximately $3.0 million, and contingent consideration of $5.1 million.

On February 4, 2023, the Company entered into the First Amendment to the Stock Purchase Agreement (the "First Amendment") between the Company and the sellers of Cleared. The First Amendment was amended to, among other things: (i) reduce the total purchase price by $250 thousand to a total of $3.67 million; (ii) change the timing of the payment of the purchase price to $460 thousand paid at closing (which has already been paid by the Company), with the remaining amount to be paid in five quarterly installments beginning on or before February 6, 2023 and ending January 15, 2024; (iii) removing all "earn-out" payments payable by the Company to the sellers; and (iv) removing certain representations and warranties of the Company and sellers in connection with the transaction (See Note 3—Acquisitions to our consolidated financial statements included in this report).

ResumeBuild Asset Purchase Agreement

In February 2022, our majority-owned subsidiary WorkSimpli closed on an Asset Purchase Agreement (the "ResumeBuild APA") with East Fusion FZCO, a Dubai, UAE corporation (the "Seller"), whereby WorkSimpli acquired substantially all of the assets associated with the Seller's business offering subscription-based resume building software through software as a service online platforms. WorkSimpli paid to the Seller a purchase price $4.0 million. The Seller is also entitled to a minimum of $500 thousand to be paid out in quarterly payments equal to the greater of 15% of net profits (as defined in the ResumeBuild APA) or $62,500, for a two-year period ending on the two-year anniversary of the closing of the acquisition. WorkSimpli borrowed the purchase price from the Company pursuant to a promissory note with the obligation secured by an equity purchase guarantee agreement and a stock option pledge agreement from Fitzpatrick Consulting, LLC and its sole member Sean Fitzpatrick, who is Co-Founder and President of WorkSimpli.

WorkSimpli Software Capitalization Update

On September 30, 2022, Sean Fitzpatrick and Varun Pathak exercised their options to purchase 10,300 and 2,100 membership interest units, respectively, of WorkSimpli for an exercise price of $1.00 per membership interest unit pursuant to certain option agreements between Conversion Labs PR and each of Sean Fitzpatrick and Varun Pathak. Following the exercise of such option agreements, Conversion Labs PR decreased its ownership interest in WorkSimpli from 85.58% to 73.64%.

Manufacturing and Supply Chain

We have not experienced any material adverse effect on our business as a result of shortages of raw materials or packaging materials used in the manufacturing of our products. An unexpected interruption or a shortage in supply could adversely affect our business derived from these products. We are not substantially dependent on any raw material supplier or packaging supplier since alternative sources of materials, with equal quality, could be quickly obtained if any of our current suppliers cease to supply us adequately.

Among other things, our supply chain is subject to the effects of natural disasters and other events beyond our control, such as raw material, component, and labor shortages; global and regional shipping and logistics constraints; work stoppages; power outages; and the physical effects of climate change, including changes in weather patterns. In addition, human rights concerns, including forced labor and human trafficking, in foreign countries and associated governmental responses have the potential to disrupt our supply chain, and our operations could be adversely impacted. Although we do not believe that raw materials used in the products we sell are sourced from regions with forced labor concerns, any delays or other supply chain disruption resulting from these concerns, associated governmental responses, or a desire to source products, components, or materials from other manufacturers or regions could result in shipping delays, cancellations, penalty payments, or loss of revenue and market share, any of which could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

In connection with these potential impacts on our supply chain, we are, as a general matter, seeing a trend of modest increases in (i) pricing on air and ocean freight, as well as for component and product parts, (ii) the overall time to receive shipments, and (iii) the overall time for shipment and delivery to our customers from third-party shippers.

2020 Equity Incentive Plan

On January 8, 2021, the Company approved the 2020 Plan. The 2020 Plan is administered by the Compensation Committee of the Board and initially provided for the issuance of up to 1,500,000 shares of Common Stock. The number of shares of Common Stock available for issuance under the Plan automatically increases by 150,000 shares of Common Stock on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2021 and ending on (and including) January 1, 2030. Awards under the 2020 Plan can be granted in the form of stock options, non-qualified and incentive options, stock appreciation rights, restricted stock, and restricted stock units.

On June 24, 2021, at the Annual Meeting of Stockholders, the stockholders of the Company approved an amendment to the 2020 Plan to increase the maximum number of shares of the Company's common stock available for issuance under the 2020 Plan by 1,500,000 shares.

On June 16, 2022, at the Annual Meeting of Stockholders, the stockholders of the Company approved an amendment to the 2020 Plan to increase the maximum number of shares of the Company's common stock available for issuance under the 2020 Plan by an additional 1,500,000 shares. As of December 31, 2022, the Plan provided for the issuance of up to 4,800,000 shares of Common Stock. Remaining authorization under the 2020 Plan was 1,732,163 shares as of December 31, 2022.

Results of Operations

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Our financial results for the year ended December 31, 2022 are summarized as follows in comparison to the year ended December 31, 2021:

	December 31, 2022		December 31, 2021	
	$	% of Sales	$	% of Sales
Telehealth revenue, net	$ 82,649,845	69.43%	$ 68,197,128	73.43%
WorkSimpli revenue, net	36,383,675	30.57%	24,678,678	26.57%
Total revenue, net	119,033,520	100.00%	92,875,806	100.00%
Cost of telehealth revenue	17,843,754	14.99%	17,549,550	18.90%
Cost of WorkSimpli revenue	824,274	0.69%	445,844	0.48%
Total cost of revenue	18,668,028	15.68%	17,995,394	19.38%
Gross profit	100,365,492	84.32%	74,880,412	80.62%
Selling and marketing expenses	78,369,430	65.84%	82,541,956	88.87%
General and administrative expenses	46,960,782	39.45%	39,534,573	42.57%
Goodwill and intangible asset impairment charges	8,862,596	7.45%	-	-%
Other operating expenses	6,717,795	5.64%	3,317,976	3.57%
Customer service expenses	5,033,468	4.23%	2,838,831	3.06%
Development costs	2,970,202	2.50%	948,157	1.02%
Change in fair value of contingent consideration	(5,101,000)	(4.29)%	-	-%
Total expenses	143,813,273	120.82%	129,181,493	139.09%
Operating loss	(43,447,781)	(36.50)%	(54,301,081)	(58.47)%
Other expenses, net	(1,212,546)	(1.02)%	(7,015,275)	(7.55)%
Loss from operations before income taxes	(44,660,327)	(37.52)%	(61,316,356)	(66.02)%
Income tax provision	(360,700)	(0.30)%	(7,700)	(0.01)%
Net loss	(45,021,027)	(37.82)%	(61,324,056)	(66.03)%
Net income (loss) attributable to non-controlling interest	514,632	0.43%	(426,352)	(0.46)%
Net loss attributable to LifeMD, Inc.	(45,535,659)	(38.25)%	(60,897,704)	(65.57)%
Preferred stock dividends	(3,106,250)	(2.61)%	(871,476)	(0.94)%
Net loss attributable to common stockholders	$ (48,641,909)	(40.86)%	$ (61,769,180)	(66.51)%

Total revenue, net. Total revenue for the year ended December 31, 2022 was approximately $119.0 million, an increase of 28% compared to approximately $92.9 million for the year ended December 31, 2021. The increase in revenues was attributable to both the increase in telehealth revenue of 21% and an increase in WorkSimpli revenue of 47%. Telehealth revenue accounts for 69% of total revenue and has increased in the year ended December 31, 2022 due to an increase in online sales demand, with the majority of the growth of our telehealth brands, RexMD and ShapiroMD. WorkSimpli revenue accounts for 31% of total revenue and has steadily increased year over year due to a combination of higher demand, increased market awareness, enhanced digital capabilities, continued marketing campaign expansion and the addition of the ResumeBuild brand in the first quarter of 2022. While a portion of our growth could be attributable to the COVID-19 pandemic, management strongly believes our growth is primarily a result of the strength of our healthcare brands.

Total cost of revenue. Total cost of revenue consists of the cost of (1) telehealth revenues, which primarily include product costs, pharmacy fulfillment costs, physician consult fees, and shipping costs directly attributable to our prescription and OTC products and (2) the cost of WorkSimpli revenue consisting primarily of information technology fees related to providing the services made available on our online platform. Total cost of revenue increased by approximately 4% to approximately $18.7 million for the year ended December 31, 2022 compared to approximately $18.0 million for the year ended December 31, 2021. The increased combined cost of revenue was due to increased sales volume when compared to the year ended December 31, 2021. Telehealth costs decreased to 22% of associated telehealth revenues experienced during the year ended December 31, 2022, from 26% of associated telehealth revenues during the year ended December 31, 2021. WorkSimpli costs were 2% of associated WorkSimpli revenues for both the years ended December 31, 2022 and 2021.

Gross profit. Gross profit increased by approximately 34% to approximately $100.4 million for the year ended December 31, 2022 compared to approximately $74.9 million for the year ended December 31, 2021. Gross profit as a percentage of revenues was 84% for the year ended December 31, 2022 compared to 81% for the year ended December 31, 2021. Gross profit as a percentage of revenues for telehealth was 78% for the year ended December 31, 2022 compared to 74% for the year ended December 31, 2021, and for WorkSimpli was 98% for both the years ended December 31, 2022 and 2021. The increase in sales volume for both telehealth and WorkSimpli and improved pricing have contributed to the increase in gross profit.

Total expenses. Operating expenses for the year ended December 31, 2022 were approximately $143.8 million, as compared to approximately $129.2 million for the year ended December 31, 2021. This represents an increase of 11%, or $14.6 million. The increase is primarily attributable to:

(i) General and administrative expenses: During the year ended December 31, 2022, stock-based compensation was $13.7 million, with the majority related to stock compensation expense attributable to service-based stock options and restricted stock units, as compared to stock-based compensation expense of $12.1 million for the year ended December 31, 2021. This category also consists of merchant processing fees, payroll expenses for corporate employees, taxes and licenses, amortization expense and legal and professional fees. During the year ended December 31, 2022, the Company had an increase of approximately $7.4 million in general and administrative expenses, primarily related to an increase in payroll of $7.0 million incurred to support the sales volume increases and growth of the Company and the increase in stock-based compensation costs referenced above, partially offset by a Company-wide strategic reduction in costs.

(ii) Goodwill and intangible asset impairment charges: During the year ended December 31, 2022, the Company recorded an $8.0 million goodwill impairment charge and an $827 thousand intangible asset impairment charge related to a decline in the estimated fair value of Cleared as a result of a decline in the Cleared financial projections.

(iii) Other operating expenses: This consists of rent and lease expense, insurance, office supplies and software subscriptions, royalty expense and bank charges. During the year ended December 31, 2022, the Company had an increase of approximately $3.4 million, or 102%, primarily related to increases in office supplies and software subscriptions of $1.1 million, insurance of $1 million, and additional lease expense related to a lease entered into at the end of 2021 of $400 thousand.

(iv) Customer service expenses: This consists of rent, insurance, payroll and benefit expenses related to the Company's customer service department located in South Carolina and Puerto Rico. During the year ended December 31, 2022, the Company had an increase of approximately $2.2 million, primarily related to increases in infrastructure costs and headcount in the Company's customer service department.

(v) Development costs: This mainly relates to third-party technology services for developing and maintaining our online platforms and information technology services for our online products. During the year ended December 31, 2022, the Company had an increase of approximately $2.0 million primarily resulting from technology platform improvements and amortization expenses.

(vi) Change in fair value of contingent consideration: During the year ended December 31, 2022, the Company recorded a $5.1 million reduction to the Cleared contingent consideration as a result of the remeasurement of the fair value. The decline in the estimated fair value of the Cleared contingent consideration is a result of a decline in the Cleared financial projections and the removal of all earn-out payments payable by the Company from the terms of the First Amendment.

These increases in operating expenses were partially offset by a decrease in selling and marketing expenses which consist of online marketing and advertising expenses. During the year ended December 31, 2022, the Company had a decrease of approximately $4.2 million in selling and marketing costs resulting from a Company-wide strategic reduction in costs and alignment of sales and marketing initiatives to drive the Company's recurring revenue subscription-based sales model.

Other Expenses, net

| | Year Ended December 31, | |
	2022	2021
Interest expense, net	$ (1,275,946)	$ (3,019,716)
Gain (loss) on debt forgiveness	63,400	(3,995,559)
Total	$ (1,212,546)	$ (7,015,275)

Other expenses, net for the year ended December 31, 2022, consists of interest expensed on the Company's notes payable and Series B Convertible Preferred Stock partially offset by the gain on debt forgiveness of Paycheck Protection Program loans. Other expenses for the year ended December 31, 2021, consists of interest expense and amortization of debt discount recorded related to the June 1, 2021 Purchase Agreement and loss on debt extinguishment which is attributable to the extinguishment of the June 1, 2021 Purchase Agreement of $4,180,473 in October 2021 partially offset by the gain on debt forgiveness of Paycheck Protection Program loans of $184,914 recorded during the year ended December 31, 2021.

Working Capital

	December 31, 2022	December 31, 2021
Current assets	$ 11,311,357	$ 44,921,440
Current liabilities	31,374,151	22,825,589
Working capital	$ (20,062,794)	$ 22,095,851

Working capital decreased by approximately $42.2 million during the year ended December 31, 2022. The decrease in current assets is primarily attributable to a decrease in cash of approximately $37.4 million, partially offset by an increase in inventory of $2.1 million due to timing of purchases and an increase in accounts receivable of approximately $1.9 million. Current liabilities increased by $8.5 million, which was primarily attributable to an increase in deferred revenue of approximately $4.0 million due to increased sales for products which the customer has not yet obtained control due to delivery not commensurate upon shipment of the product, an increase in notes payable of $2.7 million, an increase in accounts payable and accrued expenses of $1.6 million as a result of the Company extending payables and credit terms with vendors and accrual of the noncontingent milestone payments related to the Cleared acquisition of $2.6 million due in 2023.

Liquidity and Capital Resources

| | Year Ended December 31, | |
	2022	2021
Net cash used in operating activities	$ (22,935,149)	$ (33,085,489)
Net cash used in investing activities	(13,905,733)	(3,402,289)
Net cash (used in) provided by financing activities	(528,200)	68,636,742
Net (decrease) increase in cash	(37,369,082)	32,148,964

Since inception, the Company has funded operations through the collections from revenues provided by the sales of its products, issuances of common and preferred stock, receipt of loans and advances from officers and directors, and the issuance of convertible notes to third-party investors. Rising interest rates and inflation may increase the cost of capital and make it more difficult for us to access capital markets.

Net cash used in operating activities was approximately $23.0 million for the year ended December 31, 2022, as compared with approximately $33.1 million for the year ended December 31, 2021. The significant factors contributing to the net cash used in operations during the year ended December 31, 2022, include the net loss of approximately $45.0 million inclusive of the following: (1) $13.7 million in non-cash stock-based compensation charges, (2) $8.9 million in non-cash goodwill and intangible asset impairment charges related to a decline in the estimated fair value of Cleared as a result of a decline in the Cleared financial projections and (3) $3.8 million in non-cash depreciation and amortization, partially offset by a $5.1 million reduction to the Cleared contingent consideration as a result of the remeasurement of the fair value. Additionally, an increase in inventory of $2.2 million due to the timing of purchases, an increase in accounts receivable of $2.2 million and a decrease in accrued expenses and other operating activities of $2.2 million excluding noncontingent payments to Cleared contributed to net cash used in operations for the year ended December 31, 2022. These factors contributing to net cash used in operations were partially offset by an increase in deferred revenue of $4.0 million due to increased sales for products which the customer has not yet obtained control due to delivery not commensurate upon shipment of the product and accounts payable of $1.3 million as a result of the Company extending payables and credit terms with vendors.

Net cash used in investing activities for the year ended December 31, 2022 was approximately $13.9 million, as compared with net cash used in investing activities of $3.4 million for the year ended December 31, 2021. Net cash used in investing activities was primarily due to cash paid for capitalized software costs of approximately $8.5 million, cash paid for the purchase of the ResumeBuild brand of approximately $4.0 million, cash paid for the Cleared acquisition of approximately $1.0 million and cash paid for the purchase of equipment of $367 thousand. Net cash used in investing activities for the year ended December 31, 2021 was primarily due to cash paid for capitalized software costs of approximately $3.1 million, the purchase of equipment of approximately $247 thousand and the purchase of an intangible asset of approximately $22 thousand.

Net cash used in financing activities for the year ended December 31, 2022 was approximately $528 thousand as compared with net cash provided by financing activities of approximately $68.6 million for the year ended December 31, 2021. During the year ended December 31, 2022, net cash used in financing activities consisted of preferred stock dividends of $3.1 million, repayment of notes payable of $169 thousand, contingent consideration payments made related to the ResumeBuild brand acquisition of $156 thousand and distributions to non-controlling interest of $144 thousand. These decreases were partially offset by proceeds from notes payable of $2.9 million, proceeds from the exercise of options and warrants of $129 thousand and proceeds received from the sale of a portion of the Company's membership interest in WorkSimpli of $12 thousand. Net cash provided by financing activities for the year ended December 31, 2021, consisted of (1) net proceeds of $14.9 million from the private placement, pursuant to the June 1, 2021 Purchase Agreement, (2) net proceeds of $13.5 million from the private placement pursuant to the February 2021 Purchase Agreement, (3) net proceeds from the exercise of options and warrants during the period of approximately $1.2 million, (4) net proceeds from the sale of common stock under the ATM Sales Agreement of approximately $0.5 million, in connection with our filed shelf registration and launch of an at-the-market program on June 8, 2021, (5) our entry into a merchant funding agreement, and (6) the October 4, 2021 Offerings whereby the Company received total net proceeds of $55.3 million. These increases in net cash from financing activities were partially offset by the repayment of $15.0 million outstanding on the June 1, 2021 Purchase Agreement, repayment of notes payable, and the purchase of the additional membership interest of WorkSimpli.

Liquidity and Capital Resources Outlook

As of December 31, 2022, the Company has an accumulated deficit approximating $190.6 million and has experienced significant losses from its operations. To date, the Company has been funding operations primarily through the sales of its products, issuance of common and preferred stock and through loans and advances from officers and directors. Our primary short-term and long-term requirements for liquidity and capital are for customer acquisitions, fund business acquisitions and investments we may make from time to time, working capital including our noncancelable operating lease obligations, noncontingent consideration, capital expenditures and general corporate purposes. The Company has a current cash balance of approximately $14.6 million as of the filing date.

On June 8, 2021, the Company filed a shelf registration statement on Form S-3 under the Securities Act, which was declared effective on June 22, 2021 (the "2021 Shelf"). Under the 2021 Shelf at the time of effectiveness, the Company had the ability to raise up to $150 million by selling common stock, preferred stock, debt securities, warrants, and units. In conjunction with the 2021 Shelf, the Company also entered into an At Market Issuance Sales Agreement (the "ATM Sales Agreement") with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the sale of its common stock. In accordance with the terms of the ATM Sales Agreement, the Company may, but is not obligated to, offer and sell, from time to time, shares of common stock having an aggregate offering price of up to $60 million, through or to the Agents, acting as agent or principal. Sales of common stock, if any, will be made by any method permitted that is deemed an "at the market offering" as defined in Rule 415 under the Securities Act. As of December 31, 2022, the Company has $59.5 million available under the ATM Sales Agreement and $32 million available under the 2021 Shelf.

In October 2022, the Company received proceeds of $976,000 under a 12-month working capital loan with Amazon pursuant to the Amazon Lending Agreement. The terms of the loan include interest in the amount of $62,157. The total outstanding balance of $976,000, is included in notes payable, net, on the accompanying consolidated balance sheet as of December 31, 2022.

In November 2022, the Company received proceeds of $1,930,000 under two 10-month working capital loans with Balanced Management pursuant to the Business Loan and Security Agreement. The terms of the loans include loan origination fees in the amount of $60,000 and total interest of $840,000. The total outstanding balance of $1,821,250, is included in notes payable, net on the accompanying consolidated balance sheet as of December 31, 2022.

During the year ended December 31, 2022, we issued an aggregate of 90,400 shares of common stock for the exercise of stock options for cash proceeds of $90,400.

During the year ended December 31, 2022, we issued an aggregate of 22,000 shares of common stock for the exercise of warrants for cash proceeds of $38,500.

The Company's continued operations are dependent upon obtaining an increase in its sales volumes which the Company has been successful in achieving to date. However, there can be no assurances that we will continue to be successful in increasing revenues, improving operational efficiencies or that financing will be available or, if available, that such financing will be available under favorable terms.

The Company reviewed its forecasted operating results and sources and uses of cash used in management's assessment, which included the available financing and consideration of positive and negative evidence impacting management's forecasts, market, and industry factors. The Company's continuance as a going concern is highly dependent on its future profitability and on the on-going support of its stockholders, affiliates, and creditors. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company has begun to implement strategies to strengthen revenues and improve operational efficiencies across the business and is significantly curtailing expenses, however, these strategies do not mitigate the substantial doubt about the Company's ability to continue as a going concern. Management believes that the overall market value of the telehealth industry is positive and that it will continue to drive interest in the Company.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 2—Summary of Significant Accounting Policies to our consolidated financial statements included in this report. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

Revenue Recognition

The Company records revenue under the adoption of Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, by analyzing exchanges with its customers using a five-step analysis:

1. Identify the contract
2. Identify performance obligations
3. Determine the transaction price
4. Allocate the transaction price
5. Recognize revenue

For the Company's product-based contracts with customers, the Company has determined that there is one performance obligation, which is the delivery of the product; this performance obligation is transferred at a discrete point in time. The Company generally records sales of finished products once the customer places and pays for the order, with the product being simultaneously shipped by a third-party fulfillment service provider. In some cases, the customer does not obtain control until the product reaches the customer's delivery site; in these cases, recognition of revenue is deferred until that time. In all cases, delivery is considered to have occurred when the customer obtains control, which is usually commensurate upon shipment of the product. In the case where delivery is not commensurate upon shipment of the product, recognition of revenue is deferred until that time. In the case of its product-based contracts, the Company provides a subscription sensitive service based on the recurring shipment of products. The Company records the related revenue under the subscription agreements subsequent to receiving the monthly product order, recording the revenue at the time it fulfills the shipment obligation to the customer.

For its product-based contracts with customers, the Company records an estimate for provisions of discounts, returns, allowances, customer rebates, and other adjustments for its product shipments and are reflected as contra revenues in arriving at reported net revenues. The Company's discounts and customer rebates are known at the time of sale; correspondingly, the Company reduces gross product sales for such discounts and customer rebates. The Company estimates customer returns and allowances based on information derived from historical transaction detail and accounts for such provisions, as contra revenue, during the same period in which the related revenues are earned. The Company has determined that the population of its product-based contracts with customers are homogenous, supporting the ability to record estimates for returns and allowances to be applied to the entire product-based portfolio population. Customer discounts, returns and rebates on product revenues approximated $5.2 million and $4.7 million, respectively, during the years ended December 31, 2022 and 2021.

The Company, through its majority-owned subsidiary WorkSimpli, offers a subscription-based service providing a suite of software applications to its subscribers, principally on a monthly subscription basis. The software suite allows the subscriber/user to convert almost any type of document to another electronic form of editable document, providing ease of editing. For these subscription-based contracts with customers, the Company offers an initial 14-day trial period which is billed at $1.95, followed by a monthly subscription, or a yearly subscription to the Company's software suite dependent on the subscriber's enrollment selection. The Company has estimated that there is one product and one performance obligation that is delivered over time, as the Company allows the subscriber to access the suite of services for the time period of the subscription purchased. The Company allows the customer to cancel at any point during the billing cycle, in which case the customers subscription will not be renewed for the following month or year depending on the original subscription. The Company records the revenue over the customers subscription period for monthly and yearly subscribers or at the end of the initial 14-day service period for customers who purchased the initial subscription, as the circumstances dictate. The Company offers a discount for the monthly or yearly subscriptions being purchased, which is deducted at the time of payment at the initiation of the contract term; therefore the Contract price is fixed and determinable at the contract initiation. Monthly and annual subscriptions for the service are recorded net of the Company's known discount rates. Customer discounts and allowances on WorkSimpli revenues approximated $2.5 million and $1.8 million, respectively, during the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the Company has accrued contract liabilities, as deferred revenue, of approximately $5.5 million and $1.5 million respectively, which represent the following: (1) obligations for products which the customer has not yet obtained control due to delivery not commensurate upon shipment of the product, (2) obligations on WorkSimpli in-process monthly or yearly contracts with customers and (3) a portion attributable to the yet to be recognized WorkSimpli initial 14-day trial period collections.

Capitalized Software Costs

The Company capitalizes certain internal payroll costs and third-party costs related to internally developed software and amortizes these costs using the straight-line method over the estimated useful life of the software, generally three years. The Company does not sell internally developed software other than through the use of subscription service. Certain development costs not meeting the criteria for capitalization, in accordance with ASC 350-40, *Internal-Use Software*, are expensed as incurred. As of December 31, 2022 and 2021, the Company capitalized $12.1 million and $3.6 million, respectively, related to internally developed software costs which is amortized over the useful life and included in development costs on our statement of operations. The increase in capitalized software costs of $8.5 million or 236%, is primarily attributable to costs incurred related to development efforts of our LifeMD PC platform.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually or more frequently, if events or changes in circumstances indicate that the asset may be impaired. Goodwill in the amount of $8.0 million was recognized in conjunction with the Cleared acquisition during the three months ended March 31, 2022 (see Note 3—Acquisitions to our consolidated financial statements included in this report). The Company recorded an $8.0 million goodwill impairment charge and an $827 thousand intangible asset impairment charge during the year ended December 31, 2022 related to a decline in the estimated fair value of Cleared as a result of a decline in the Cleared financial projections.

Other intangible assets are comprised of: (1) a customer relationship asset, (2) the Cleared trade name, (3) Cleared developed technology, (4) a purchased license and (5) a purchased domain name. During the year ended December 31, 2022, the Company recorded an $827 thousand impairment loss related to a decline in the estimated fair value of the Cleared customer relationship intangible asset with an original cost of $919 thousand and accumulated amortization of $92 thousand. Other intangible assets are amortized over their estimated lives using the straight-line method. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset.

Impairment of Long-Lived Assets

Long-lived assets include equipment and capitalized software. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, an impairment is recognized as the amount by which the carrying amount of the assets exceeds the estimated fair values of the assets. As of December 31, 2022 and 2021, the Company determined that no events or changes in circumstances existed that would indicate any impairment of its long-lived assets.

Recently Issued Accounting Standards

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2021-08, *Business Combinations (Topic 805); Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This new guidance affects all entities that enter into a business combination within the scope of ASC 805-10. Under this new guidance, the acquirer should determine what contract assets and/or liabilities it would have recorded under ASC 606, *Revenue from Contracts with Customers*, as of the acquisition date, as if the acquirer had entered into the original contract at the same date and on the same terms as the acquirer. Under current U.S. GAAP, contract assets and contract liabilities acquired in a business combination are recorded by the acquirer at fair value. This update is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of this guidance will have on our consolidated financial statements and related disclosures.

Application of New or Revised Accounting Standards—Not Yet Adopted

All other accounting standards updates that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by Item 8 is included following the "Index to Financial Statements" on page F-1 contained in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. In designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives.

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation and subject to the foregoing, our chief executive officer and chief financial officer concluded that, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below.

Management's Annual Report on Internal Control Over Financial Reporting

Management of our Company and its consolidated subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its chief executive and chief financial officers and effected by the Company's Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness in Internal Control over Financial Reporting

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting was not effective.

A material weakness, as defined in the standards established by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The ineffectiveness of the Company's internal control over financial reporting was due to the following material weaknesses which are indicative of many small companies with small number of staff:

(i)   inadequate segregation of duties consistent with control objectives;
(ii) inadequate controls related to revenue recognition;
(iii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both U.S. GAAP and SEC Guidelines; and
(iv) inadequate information technology general controls specifically related to security, segregation of duties, user access, restricted access and change management.

Management's Plan to Remediate the Material Weakness

Management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. The Company has formally documented its procedures for many of the significant accounting and financial reporting processes, in addition to, identifying and remediating design deficiencies in its processes. The other remediation actions planned include:

(i)   implementation of controls to ensure revenue is recognized upon shipment;
(ii) further documentation and implementation of control procedures and the implementation of control monitoring; and
(iii) identify and remedy gaps in our information technology general controls specifically related to the areas of security, segregation of duties, user access, restricted access and change management.

We are committed to maintaining a strong internal control environment and believe that these remediation efforts will represent significant improvements in our control environment. Our management will continue to monitor and evaluate the relevance of our risk-based approach and the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

Management's report on internal control over financial reporting was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit a Smaller Reporting Company to provide only Management's report in this annual report, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

Changes in Internal Control over Financial Reporting

As discussed above, we are implementing certain measures to remediate the material weaknesses identified in the design and operation of our internal control over financial reporting. Other than those measures, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2022 that materially affected our internal control over financial reporting as of that date.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information relating to our Board of Directors, Executive Officers, and Corporate Governance required by this item is incorporated by reference to our 2023 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2022) and such information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our 2023 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2022) and such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our 2023 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2022) and such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our 2023 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2022) and such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our 2023 proxy statement, to be filed within 120 days of our fiscal year end (December 31, 2022) and such information is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are included as part of this Annual Report:

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/Period End Date
2.1	Stock Purchase Agreement, dated as of January 11, 2022, by and amount Cleared Technologies, PBC, identified stockholders, and LifeMD, Inc.	8-K	2.1	1/12/2022
2.2	Amendment to Stock Purchase Agreement, dated as of February 4, 2023, by and among Cleared Technologies, PBC, identified stockholders, and LifeMD, Inc.	8-K	2.1	2/10/2023
2.3	Asset Purchase Agreement, dated as of January 13, 2022, by and between WorkSimpli Software LLC and East Fusion FZCO	8-K	2.1	2/22/2022
2.4	Promissory Note dated as of October 19, 2021, issued by WorkSimpli Software LLC to LifeMD, Inc.	8-K	2.2	2/22/2022
2.5	First Addendum, dated as of February 14, 2022, to Promissory Note, issued by WorkSimpli Software LLC to LifeMD, Inc.	8-K	2.3	2/22/2022
2.6	Equity Purchase Guarantee Agreement, dated as of February 14, 2022, by and among Fitzpatrick Consulting LLC, Sean Fitzpatrick and LifeMD, Inc.	8-K	2.4	2/22/2022
2.7	Stock Option Pledge Agreement, dated as of February 12, 2022, by and between Fitzpatrick Consulting LLC and LifeMD, Inc.	8-K	2.5	2/22/2022
2.7	Amendment to Stock Purchase Agreement, dated as of February 4, 2023	8-K	2.1	2/10/2023
3.1*	Certificate of Incorporation, As Amended			
3.2	Bylaws of Immudyne, Inc., effective April 9, 2018	S-1	3.1	10/18/2012
4.1	Form of Convertible Note	8-K	4.1	8/19/2019
4.2	Form of Warrant	8-K	4.2	8/19/2019
4.3	Form of Convertible Redeemable Promissory Note	8-K	4.1	5/27/2020
4.4	Form of PA Warrant	8-K	4.1	11/4/2020
4.5*	LifeMD, Inc. Amended and Restated 2020 Equity and Incentive Plan			
4.6	Form of Non-Qualified Option Agreement (Non-Employee Director Awards)	8-K	4.2	1/14/2021
4.7	Form of Non-Qualified Option Agreement (Employee Awards)	8-K	4.3	1/14/2021
4.8	Form of Restricted Stock Award Agreement	8-K	4.4	1/14/2021
4.9	Description of Securities	10-K	4.9	3/7/2021
4.10	Form of Debenture	8-K	4.1	6/3/2021
4.11	Form of Warrant	8-K	4.2	6/3/2021
4.12	Form of Senior Indenture	S-3	4.5	6/8/2021
4.13	Form of Subordinated Indenture	S-3	4.6	6/8/2021
10.1#	Employment Agreement by and between the Company and Mr. Sean Fitzpatrick, dated July 23, 2018	8-K	10.2	10/29/2018
10.2#	Employment Agreement by and between the Company and Mr. Stefan Galluppi, dated March 18, 2019	10-Q	10.10	8/14/2019
10.3	Form of Securities Purchase Agreement	8-K	10.1	8/19/2019
10.4	Form of Lock-Up Agreement	8-K	10.2	8/19/2019
10.5	Amended and Restated Promissory Note, dated May 8, 2019 by and between LegalSimpli Software, LLC and Conversion Labs PR LLC	8-K	10.1	5/13/2019
10.6	Security Agreement, dated May 8, 2019 and between LegalSimpli Software, LLC and Conversion Labs PR LLC	8-K	10.2	5/13/2019
10.7	Membership Interest Purchase Agreement by and between the Company, Conversion Labs PR LLC, Taggart International Trust and American Nutra Tech LLC, dated April 25, 2019	8-K	10.1	7/31/2019
10.8	Second Amended and Restated Limited Liability Company Operating Agreement of Conversion Labs PR	8-K	10.2	7/31/2019
10.9	Operating Agreement of Conversion Labs RX, LLC	8-K	10.1	6/7/2019

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/Period End Date
			Incorporated by Reference	
10.10	Strategic Partnership Agreement, dated May 31, 2019, by and between Conversion Labs RX, LLC and Specialty Medical Drugstore (d/b/a GoGo Meds)	8-K	10.4	6/7/2019
10.11	Amendment to Kalkstein Consulting Agreement	8-K	10.1	3/20/2019
10.12	Consulting Agreement, dated May 31, 2019, by and between Conversion Labs, Inc. and Harborside Advisors, LLC	8-K	10.2	6/7/2019
10.13	Consulting Agreement, dated May 31, 2019, by and between Conversion Labs, Inc. and Happy Walters	8-K	10.3	6/7/2019
10.14	Amendment to Kalkstein Consulting Agreement, by and between Conversion Labs, Inc. and Robert Kalkstein	8-K	10.1	3/20/2019
10.15#	Fitzpatrick Amendment by and between the Company and Mr. Sean Fitzpatrick	8-K	10.1	1/24/2020
10.16#	Employment Agreement by and between the Company and Mr. Nicholas Alvarez	8-K	10.2	1/24/2020
10.17	Alpha 2019 Note Repayment and Warrant Amendment	10-Q	10.3	5/19/2020
10.18	Alpha 2018 Warrant Amendment	10-Q	10.4	5/19/2020
10.19	Brio 2019 Note Repayment and Warrant Amendment	10-Q	10.5	5/19/2020
10.20	Brio 2018 Warrant Amendment	10-Q	10.6	5/19/2020
10.21	Form of Purchase Agreement	10-Q	10.7	5/19/2020
10.22	Consulting Agreement by and between the Company and Auxo Technology Labs	10-Q	10.8	5/19/2020
10.23	Secured Convertible Promissory Note, dated July 27, 2020	8-K	10.1	7/28/2020
10.24	Form Securities Purchase Agreement	8-K	10.1	8/31/2020
10.25	Form of Warrant	8-K	10.2	8/31/2020
10.26	Form of Registration Rights Agreement	8-K	10.3	8/31/2020
10.27	Form of Consulting Agreement	8-K	10.4	8/31/2020
10.28	Form of Warrant Purchase Agreement	8-K	10.5	8/31/2020
10.29	Form of Consulting Warrant	8-K	10.6	8/31/2020
10.30	Form of Purchased Warrant	8-K	10.7	8/31/2020
10.31	Letter from Borgers dated September 28, 2020	8-K	16.1	9/29/2020
10.32	Amended Consulting Agreement	8-K	10.1	9/30/2020
10.33	Form of Securities Purchase Agreement	8-K	10.1	11/4/2020
10.34	Form of Registration Rights Agreement	8-K	10.2	11/4/2020
10.35	Form of Lock-Up Agreement	8-K	10.3	11/4/2020
10.36#	Employment Agreement, dated November 20, 2020 by and between Conversion Labs, Inc. and Eric H. Yecies	8-K	10.1	11/25/2020
10.37#	Employment Agreement, dated November 27, 2020, by and between Conversion Labs, Inc. and Brad Roberts	8-K	10.1	12/3/2020
10.38#	Amended and Restated Employment Agreement, dated December 8, 2020, by and between Conversion Labs, Inc. and Nicholas Alvarez	8-K	10.1	12/11/2020
10.39#	Amended and Restated Employment Agreement, dated December 21, 2020, by and between Conversion Labs, Inc. and Brad Roberts	8-K	10.1	12/28/2020
10.40#	Employment Agreement, dated January 5, 2021, by and between the Company and Bryant Hussey	8-K	10.1	1/11/2021
10.41#	Employment Agreement, dated January 11, 2021, by and between the Company and Anthony Puopolo	8-K	10.1	1/14/2021
10.42	Form of CVLB PR Exchange Agreement	8-K	10.1	1/26/2021
10.43	Form of CVLB PR MIPA	8-K	10.2	1/26/2021
10.44	Form of Founding Members MIPA	8-K	10.3	1/26/2021
10.45	Amendment to LSS Operating Agreement	8-K	10.4	1/28/2021
10.46	Fitzpatrick Option Agreement	8-K	10.5	1/28/2021
10.47	Pathak Option Agreement	8-K	10.6	1/28/2021
10.48#	Employment Agreement, dated February 4, 2021, by and between the Company and Marc Benathen	8-K	10.1	2/10/2021
10.49	Form of Securities Purchase Agreement	8-K	10.1	2/12/2021
10.50	Form of Registration Rights Agreement	8-K	10.2	2/12/2021
10.51#	Employment Agreement, dated January 14, 2021, by and between Conversion Labs, Inc. and Corey Deutsch	8-K	10.1	2/4/2021

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/Period End Date
10.52#	Consulting Service Agreement, dated April 1, 2020, by and between the Company and JLS Ventures, LLC	10-K	10.56	3/30/2021
10.53#	Amended Employment Agreement, dated February 3, 2021, by and between the Company and Corey Deutsch	8-K	10.2	2/3/2021
10.54	Form of Securities Purchase Agreement, dated June 1, 2021, by and between the Company and the Purchasers	8-K	10.1	6/3/2021
10.55	Form of Registration Rights Agreement	8-K	10.2	6/3/2021
10.56	Form of Company Security Agreement	8-K	10.3	6/3/2021
10.57	Form of Guarantor Security Agreement	8-K	10.4	6/3/2021
10.58	Form of Guaranty Agreement	8-K	10.5	6/3/2021
10.59	Form of Intellectual Property Security Agreement	8-K	10.6	6/3/2021
10.60#	Employment Agreement, dated June 10, 2021, by and between the Company and Alex Mironov	10-Q	10.8	8/13/2021
10.61#	First Amendment to Amended and Restated Employment Agreement, dated June 15, 2021, by and between the Company and Brad Roberts	10-Q	10.9	8/13/2021
10.62#	Amendment to LifeMD, Inc. 2020 Equity Incentive Plan	10-Q	10.10	8/13/2021
10.63#	Second Amendment to Amended and Restated Employment Agreement, dated June 29, 2021, by and between the Company and Brad Roberts	10-Q	10.11	8/13/2021
10.64#	First Amendment to the Amended and Restated Employment Agreement between Nicholas Alvarez and LifeMD, Inc., dated July 19, 2021	8-K	10.1	7/22/2021
10.65#	Renewed Director Agreement, dated July 30, 2021, by and between LifeMD, Inc. and Roberto Simon	8-K	10.1	8/4/2021
10.66#	Non-Qualified Stock Option Agreement by and between the Company and Alexander Mironov, dated June 10, 2021	10-Q	10.14	8/13/2021
10.67#	Director Agreement between LifeMD, Inc. and Naveen Bhatia, dated September 8, 2021	8-K	10.1	9/13/2021
10.68#	Consulting Services Agreement between Naveen Bhatia and LifeMD, Inc., dated September 8, 2021	8-K	10.2	9/13/2021
10.69#	Renewed Director Agreement, dated September 7, 2021, by and between LifeMD, Inc. and John Strawn	10-Q	10.3	11/10/2021
10.70#	Renewed Director Agreement, dated September 21, 2021, by and between LifeMD, Inc. and Dr. Joseph V. DiTrolio	10-Q	10.5	11/10/2021
10.71#	First Amendment dated January 27, 2022 to the Employment Agreement between Marc Benathen and LifeMD, Inc.	8-K	10.1	2/2/2022
10.72#	First Amendment dated January 27, 2022 to the Employment Agreement between Eric Yecies and LifeMD, Inc.	8-K	10.2	2/2/2022
10.73#	First Amendment dated February 4, 2022 to the Employment Agreement between Maria Stan and LifeMD, Inc.	8-K	10.1	2/7/2022
10.74#	Employment Agreement dated March 15, 2021 between Maria Stan and LifeMD, Inc.	8-K	10.2	2/7/2022
10.75#	LifeMD, Inc. Amended and Restated 2020 Equity and Incentive Plan	DEF14A	A	4/29/2022
10.76#	Director Agreement, dated September 14, 2022, between LifeMD, Inc. and Robert Jindal	8-K	10.1	9/20/2022
10.77#	Restricted Stock Award Agreement, dated September 14, 2022, between LifeMD, Inc. and Robert Jindal	8-K	10.2	9/20/2022
10.78#	Non-Qualified Stock Option Agreement, dated September 14, 2022, between LifeMD, Inc. and Robert Jindal	8-K	10.3	9/20/2022
10.79#	Director Agreement, dated December 15, 2022, between LifeMD, Inc. and Kate Walsh	8-K	10.1	12/21/2022
10.80#	Restricted Stock Award Agreement, dated December 15, 2022, between LifeMD, Inc. and Kate Walsh	8-K	10.2	12/21/2022
10.81#	Non-Qualified Stock Option Agreement, dated December 15, 2022, between LifeMD, Inc. and Kate Walsh	8-K	10.3	12/21/2022
10.82#*	Employment Agreement between Jessica Friedeman and LifeMD, Inc. dated January 3, 2023			
10.83#*	Restricted Stock Award Agreement between Jessica Friedeman and LifeMD, Inc. dated January 3, 2023			

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/Period End Date
10.84#*	Director and Officer Indemnification Agreement between Jessica Friedeman and LifeMD, Inc. dated January 3, 2023			
10.85#	Director Agreement, dated February 9, 2023, between LifeMD, Inc. and Joan LaRovere	8-K	10.1	2/10/2023
10.86#	Restricted Stock Award Agreement, dated February 9, 2023, between LifeMD, Inc. and Joan LaRovere	8-K	10.2	2/10/2023
10.87#	Non-Qualified Stock Option Agreement, dated February 9, 2023, between LifeMD, Inc. and Joan LaRovere	8-K	10.3	2/10/2023
16.1	Letter from Friedman LLP, to the Securities and Exchange Commission, dated September 14, 2022	8-K	16.1	9/14/2022
21.1*	List of Subsidiaries			
23.1*	Independent Registered Public Accounting Firm's Consent			
23.2*	Independent Registered Public Accounting Firm's Consent			
24.1*	Powers of Attorney (included on signature page)			
31.1*	Rule 13a-14(a) / 15d-14(a) Certification of Chief Executive Officer.			
31.2*	Rule 13a-14(a) / 15d-14(a) Certification of Chief Financial Officer.			
32.1**	Section 1350 Certification of Chief Executive Officer.			
32.2**	Section 1350 Certification of Chief Financial Officer.			
101.INS*	Inline XBRL Instance Document			
101.SCH*	Inline XBRL Taxonomy Extension Schema Document			
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document			
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document			
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)			

# Indicates management contract or compensatory plan, contract or arrangement.
* Filed herewith.
**Furnished herewith

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEMD, INC.

By: */s/ Justin Schreiber*
    Justin Schreiber
    Chief Executive Officer and Chairman of the Board of
    Directors
Date: March 22, 2023

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Justin Schreiber, Marc Benathen, Maria Stan, Eric Yecies and each of them severally, his or her true and lawful attorney in fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10 K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys in fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: */s/ Justin Schreiber*
    Justin Schreiber
    Chief Executive Officer and Chairman of the Board of
    Directors
    (principal executive officer)
Date: March 22, 2023

By: */s/ Marc Benathen*
    Marc Benathen
    Chief Financial Officer
    (principal financial officer)
Date: March 22, 2023

By: */s/ Maria Stan*
    Maria Stan
    Chief Accounting Officer and Controller
    (principal accounting officer)
Date: March 22, 2023

By: */s/ Stefan Galluppi*
    Stefan Galluppi
    Chief Innovation Officer and Director
Date: March 22, 2023

By: */s/ Naveen Bhatia*
    Naveen Bhatia
    Director
Date: March 22, 2023

By: */s/ Roberto Simon*
    Roberto Simon
    Director
Date: March 22, 2023

By: */s/ Bertrand Velge*
      Bertrand Velge
      Director
Date: March 22, 2023

By: */s/ John Strawn*
      John Strawn
      Director
Date: March 22, 2023

By: */s/ Joseph DiTrolio*
      Joseph DiTrolio, M.D.
      Director
Date: March 22, 2023

By: */s/ Robert Jindal*
      Robert Jindal
      Director
Date: March 22, 2023

By:
      Joan LaRovere
      Director
Date: March 22, 2023

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LIFEMD, INC.
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

<u>TABLE OF CONTENTS</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of LifeMD, Inc**.**

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LifeMD, Inc. (the "Company") as of December 31, 2022, the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, incurred significant losses and cash used in operations and may need to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide**s** a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Capitalized Software Development Costs

Description of the matter

As described in Note 2 to the financial statements, the Company develops software within the scope of ASC 350-40, *Internal-Use Software ("Topic 350")*. Costs associated with the application development stage are capitalized. Maintenance and enhancement costs, including costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements that result in added functionality, in which case the costs are capitalized. Capitalized amounts are amortized on a straight-line basis over the estimated useful life of the software.

We identified capitalized software development costs as a critical audit matter. Our principal considerations for this determination were the high degree of auditor judgment and subjectivity required in evaluating management's determination of the activities and costs that qualify for capitalization and the relevant software development guidance to be applied under the applicable accounting standards.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical matter included:

- We obtained an understanding of the Company's process for determining the activities and costs that qualify for capitalization and the relevant software development guidance to be applied under the applicable accounting standards
- We tested the mathematical accuracy of the roll forward of capitalized software and related amortization expense.
- For a sample of capitalized costs, we evaluated the relevance of the software development guidance applied by performing the following:

  - We inspected underlying documentation and assessed the eligibility of costs for capitalization, to the application of the correct guidance.
  - We recalculated the capitalization amount based on hours incurred and direct payroll related costs or associated vendor contracts and invoices for work performed by third parties.
  - We evaluated the software implementation timelines and related underlying documentation supporting the capitalization periods for implementation and development amounts as well as the date the costs were placed in service.
  - We inquired of project managers for significant projects to assess the nature of the costs, the time devoted to capitalizable activities and the underlying documentation.

/s/ Marcum LLP

We have served as the Company's auditor since 2020 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum LLP effective September 1, 2022.)

Marlton, New Jersey
March 22, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of LifeMD, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of LifeMD, Inc. (the "Company") as of December 31, 2021, the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company's auditor from 2020-2022.

Marlton, New Jersey
March 7, 2022

LIFEMD, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash	$ 3,958,957	$ 41,328,039
Accounts receivable, net	2,834,750	980,055
Product deposit	127,265	203,556
Inventory, net	3,703,363	1,616,600
Other current assets	687,022	793,190
Total Current Assets	11,311,357	44,921,440
Non-current Assets		
Equipment, net	476,441	233,805
Right of use asset, net	1,206,009	1,752,448
Capitalized software, net	8,840,187	2,995,789
Intangible assets, net	3,831,859	19,761
Total Non-current Assets	14,354,496	5,001,803
Total Assets	$ 25,665,853	$ 49,923,243
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current Liabilities		
Accounts payable	$ 10,106,793	$ 9,059,214
Accrued expenses	12,166,509	11,595,605
Notes payable, net	2,797,250	63,400
Current operating lease liabilities	756,093	607,490
Deferred revenue	5,547,506	1,499,880
Total Current Liabilities	31,374,151	22,825,589
Long-term Liabilities		
Noncurrent operating lease liabilities	574,136	1,178,544
Contingent consideration	443,750	100,000
Purchase price payable	579,319	-
Total Liabilities	32,971,356	24,104,133
Commitments and contingencies (Note 10)		
Mezzanine Equity		
Preferred Stock, $0.0001 par value; 5,000,000 shares authorized		
Series B Convertible Preferred Stock, $0.0001 par value; 5,000 shares authorized, 3,500 and 3,500 shares issued and outstanding, liquidation value approximately, $1,305 and $1,175 per share as of December 31, 2022 and 2021, respectively	4,565,822	4,110,822
Stockholders' (Deficit) Equity		
Series A Preferred Stock, $0.0001 par value; 1,610,000 shares authorized, 1,400,000 and 1,400,000 shares issued and outstanding, liquidation value approximately, $27.84 and $25.62 per share as of December 31, 2022 and 2021, respectively	140	140
Common Stock, $0.01 par value; 100,000,000 shares authorized, 31,552,775 and 30,704,434 shares issued, 31,449,735 and 30,601,394 outstanding as of December 31, 2022 and 2021, respectively	315,528	307,045
Additional paid-in capital	179,015,250	164,517,634
Accumulated deficit	(190,562,994)	(141,921,085)
Treasury stock, 103,040 and 103,040 shares, at cost, as of December 31, 2022 and 2021, respectively	(163,701)	(163,701)
Total LifeMD, Inc. Stockholders' (Deficit) Equity	(11,395,777)	22,740,033
Non-controlling interest	(475,548)	(1,031,745)
Total Stockholders' (Deficit) Equity	(11,871,325)	21,708,288
Total Liabilities, Mezzanine Equity and Stockholders' (Deficit) Equity	$ 25,665,853	$ 49,923,243

The accompanying notes are an integral part of these consolidated financial statements.

LIFEMD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2022	2021
Revenues		
Telehealth revenue, net	$ 82,649,845	$ 68,197,128
WorkSimpli revenue, net	36,383,675	24,678,678
Total revenues, net	119,033,520	92,875,806
Cost of revenues		
Cost of telehealth revenue	17,843,754	17,549,550
Cost of WorkSimpli revenue	824,274	445,844
Total cost of revenues	18,668,028	17,995,394
Gross profit	100,365,492	74,880,412
Expenses		
Selling and marketing expenses	78,369,430	82,541,956
General and administrative expenses	46,960,782	39,534,573
Goodwill and intangible asset impairment charges	8,862,596	-
Other operating expenses	6,717,795	3,317,976
Customer service expenses	5,033,468	2,838,831
Development costs	2,970,202	948,157
Change in fair value of contingent consideration	(5,101,000)	-
Total expenses	143,813,273	129,181,493
Operating loss	(43,447,781)	(54,301,081)
Interest expense, net	(1,275,946)	(3,019,716)
Gain (loss) on debt forgiveness	63,400	(3,995,559)
Loss from operations before income taxes	(44,660,327)	(61,316,356)
Income tax provision	(360,700)	(7,700)
Net loss	(45,021,027)	(61,324,056)
Net income (loss) attributable to non-controlling interest	514,632	(426,352)
Net loss attributable to LifeMD, Inc.	(45,535,659)	(60,897,704)
Preferred stock dividends	(3,106,250)	(871,476)
Net loss attributable to LifeMD, Inc. common stockholders	$ (48,641,909)	$ (61,769,180)
Basic loss per share attributable to LifeMD, Inc. common stockholders	$ (1.57)	$ (2.29)
Diluted loss per share attributable to LifeMD, Inc. common stockholders	$ (1.57)	$ (2.29)
Weighted average number of common shares outstanding:		
Basic	30,976,455	27,007,961
Diluted	30,976,455	27,007,961

The accompanying notes are an integral part of these consolidated financial statements.

LIFEMD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

	LifeMD, Inc.									
	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Treasury		Non-controlling	
	Shares	Amount	Shares	Amount	Capital	Deficit	Stock	Total	Interest	Total
Balance, December 31, 2020	**-**	**$ -**	**23,433,663**	**$234,337**	**$ 77,779,370**	**$ (80,151,905)**	**$(163,701)**	**$ (2,301,899)**	**$(2,175,687)**	**$ (4,477,586)**
Stock compensation expense	-	-	1,347,875	13,479	12,058,180	-	-	12,071,659	-	12,071,659
Exercise of stock options	-	-	375,000	3,750	667,000	-	-	670,750	-	670,750
Exercise of warrants	-	-	162,033	1,620	478,989	-	-	480,609	-	480,609
Cashless exercise of stock options	-	-	873,047	8,730	(8,730)	-	-	-	-	-
Warrants issued for debt instruments	-	-	-	-	6,270,710	-	-	6,270,710	-	6,270,710
Sale of common stock in private placement, net	-	-	608,696	6,087	13,489,183	-	-	13,495,270	-	13,495,270
Sale of common stock under ATM, net	-	-	70,786	708	492,773	-	-	493,481	-	493,481
Sale of Series A Preferred Stock	1,400,000	140	-	-	33,506,360	-	-	33,506,500	-	33,506,500
Sale of common stock	-	-	3,833,334	38,334	21,798,093	-	-	21,836,427	-	21,836,427
Series A Preferred Stock Dividends	-	-	-	-	-	(871,476)	-	(871,476)	-	(871,476)
Distribution to non-controlling interest	-	-	-	-	-	-	-	-	(144,000)	(144,000)
Purchase of additional membership interest of WorkSimpli	-	-	-	-	(377,419)	-	-	(377,419)	(66,603)	(444,022)
Adjustment of non-controlling interest for additional investment	-	-	-	-	(1,636,875)	-	-	(1,636,875)	1,780,897	144,022
Net loss	-	-	-	-	-	(60,897,704)	-	(60,897,704)	(426,352)	(61,324,056)
Balance, December 31, 2021	**1,400,000**	**$ 140**	**30,704,434**	**$307,045**	**$164,517,634**	**$(141,921,085)**	**$(163,701)**	**$ 22,740,033**	**$(1,031,745)**	**$ 21,708,288**
Stock compensation expense	-	-	306,250	3,062	13,731,552	-	-	13,734,614	-	13,734,614
Exercise of stock options	-	-	90,400	904	89,496	-	-	90,400	-	90,400
Exercise of warrants	-	-	22,000	220	38,280	-	-	38,500	-	38,500
Cashless exercise of stock options	-	-	29,691	297	(297)	-	-	-	-	-
Stock issued for legal settlement	-	-	400,000	4,000	812,000	-	-	816,000	-	816,000
Series A Preferred Stock Dividends	-	-	-	-	-	(3,106,250)	-	(3,106,250)	-	(3,106,250)
Distribution to non-controlling interest	-	-	-	-	-	-	-	-	(144,000)	(144,000)
Adjustment of membership interest in WorkSimpli	-	-	-	-	(173,415)	-	-	(173,415)	185,565	12,150
Net (loss) income	-	-	-	-	-	(45,535,659)	-	(45,535,659)	514,632	(45,021,027)
Balance, December 31, 2022	**1,400,000**	**$ 140**	**31,552,775**	**$315,528**	**$179,015,250**	**$(190,562,994)**	**$(163,701)**	**$(11,395,777)**	**$ (475,548)**	**$(11,871,325)**

The accompanying notes are an integral part of these consolidated financial statements.

LIFEMD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (45,021,027)	$ (61,324,056)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of debt discount	-	2,090,236
Amortization of capitalized software	2,681,807	512,887
Amortization of intangibles	926,542	342,310
Accretion of consideration payable	273,822	-
Depreciation of fixed assets	161,885	13,560
Write-down of inventory	103,417	57,481
Sales returns reserve	338,193	-
(Gain) loss on debt forgiveness	(63,400)	3,995,559
Change in fair value of contingent consideration	(5,101,000)	-
Goodwill and intangible asset impairment charges	8,862,596	-
Deferred income tax provision	354,000	-
Operating lease payments	546,439	22,700
Stock issued for legal settlement	816,000	-
Stock compensation expense	13,734,614	12,071,659
Changes in Assets and Liabilities		
Accounts receivable	(2,192,888)	17,702
Product deposit	76,291	613,209
Inventory	(2,183,012)	(409,823)
Other current assets	106,168	(638,314)
Change in operating lease liability	(455,805)	-
Deferred revenue	4,047,626	583,000
Accounts payable	1,251,037	(893,956)
Accrued expenses	(1,309,968)	9,860,357
Other operating activity	(888,486)	-
Net cash used in operating activities	(22,935,149)	(33,085,489)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for capitalized software costs	(8,526,205)	(3,132,693)
Purchase of equipment	(366,633)	(247,365)
Purchase of intangible assets	(4,000,500)	(22,231)
Acquisition of business, net of cash acquired	(1,012,395)	-
Net cash used in investing activities	(13,905,733)	(3,402,289)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash proceeds from private placement offering, net	-	13,495,270
Proceeds from issuance of debt instruments	-	15,000,000
Cash proceeds from Series A Preferred and Common Stock Offering	-	55,342,927
Repayment of debt instruments	-	(15,000,000)
Cash proceeds from sale of common stock under ATM	-	493,481
Cash proceeds from exercise of warrants	38,500	480,609
Cash proceeds from exercise of options	90,400	670,750
Preferred stock dividends	(3,106,250)	(871,476)
Purchase of membership interest of WorkSimpli	-	(300,000)
Adjustment of membership interest in WorkSimpli	12,150	-
Contingent consideration payment for ResumeBuild acquisition	(156,250)	-
Distributions to non-controlling interest	(144,000)	(144,000)
Proceeds from notes payable	2,906,000	963,965
Repayment of notes payable	(168,750)	(1,494,784)
Net cash (used in) provided by financing activities	(528,200)	68,636,742
Net (decrease) increase in cash	(37,369,082)	32,148,964
Cash at beginning of year	41,328,039	9,179,075
Cash at end of year	$ 3,958,957	$ 41,328,039
Cash paid for interest		
Cash paid during the period for interest	$ 189,000	$ 435,048
Non-cash investing and financing activities		
Cashless exercise of options	$ 297	$ 8,730
Consideration payable for Cleared acquisition	$ 8,079,367	$ -
Consideration payable for ResumeBuild acquisition	$ 500,000	$ -
Principal of Paycheck Protection Program loans forgiven	$ 63,400	$ 184,914
Additional purchase of membership in WorkSimpli issued in performance options	$ -	$ 144,022
Warrants issued for debt instruments	$ -	$ 6,270,710
Right of use asset	$ 89,595	$ 1,752,448
Right of use lease liability	$ 94,168	$ 1,786,034

The accompanying notes are an integral part of these consolidated financial statements.

LIFEMD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

Corporate History

LifeMD, Inc. was formed in the State of Delaware on May 24, 1994, under its prior name, Immudyne, Inc. The Company changed its name to Conversion Labs, Inc. on June 22, 2018 and then subsequently, on February 22, 2021, it changed its name to LifeMD, Inc. Effective February 22, 2021, the trading symbol for the Company's common stock, par value $0.01 per share on The Nasdaq Stock Market LLC changed from "CVLB" to "LFMD".

On April 1, 2016, the original operating agreement of Immudyne PR LLC ("Immudyne PR"), a joint venture to market the Company's immune support, skincare, and hair loss was amended and restated and the Company increased its ownership and voting interest in Immudyne PR to 78.2%. Concurrent with the name change of the parent company to Conversion Labs, Inc., Immudyne PR was renamed to Conversion Labs PR LLC. On April 25, 2019, the operating agreement of Conversion Labs PR was amended and restated in its entirety to increase the Company's ownership and voting interest in Conversion Labs PR to 100%. On February 22, 2021, concurrent with the name change of the parent company to LifeMD, Inc., Conversion Labs PR LLC was renamed to LifeMD PR LLC.

In June 2018, the Company closed the strategic acquisition of 51% of LegalSimpli Software, LLC, which operates a software as a service application for converting, editing, signing, and sharing PDF documents called PDFSimpli. In addition to LegalSimpli Software, LLC's growth business model, this acquisition added deep search engine optimization and search engine marketing expertise to the Company. On July 15, 2021, LegalSimpli Software, LLC, changed its name to WorkSimpli Software LLC, ("WorkSimpli"). Effective January 22, 2021, the Company consummated a transaction to restructure the ownership of WorkSimpli (the "WSS Restructuring") (See Note 8) and concurrently increased its ownership interest in WorkSimpli to 85.6%. Effective September 30, 2022, two option agreements were exercised which further restructured the ownership of WorkSimpli. As a result, the Company's ownership interest in WorkSimpli decreased to 73.64%. See Note 8 for additional information.

On January 18, 2022, the Company acquired Cleared Technologies, PBC, a Delaware public benefit corporation ("Cleared"), a nationwide allergy telehealth platform that provides personalized treatments for allergy, asthma, and immunology (See Note 3—Acquisitions to our consolidated financial statements included in this report).

Nature of Business

The Company is a direct-to-patient telehealth company providing patients a high-quality, cost-effective, and convenient way of accessing comprehensive, virtual healthcare. The Company believes the traditional model of visiting a doctor's office, traveling to a local pharmacy, and returning for follow up care or prescription refills is complex, inefficient, and costly, and discourages many individuals from seeking much needed medical care. The Company is positioned to elevate the healthcare experience through telehealth with our proprietary technology platform, affiliated provider network, broad treatment capabilities, and unique ability to nurture patient relationships. Direct-to-patient telehealth technology companies, like the Company, connect consumers to affiliated, licensed, healthcare professionals for care across numerous indications, including urgent and primary care, men's and women's health, and dermatology, chronic care management and more.

The Company's telehealth platform helps patients access their licensed providers for diagnoses, virtual care, and prescription medications, often delivered on a recurring basis. In addition to its telehealth prescription offerings, the Company sells over-the-counter ("OTC") products. All products are available on a subscription or membership basis, where a patient can subscribe to receive regular shipments of prescribed medications or products. This creates convenience and often discounted pricing opportunities for patients and recurring revenue streams for the Company.

With its first brand, ShapiroMD, the Company has built a full line of proprietary OTC products for male and female hair loss—including Food and Drug Administration ("FDA") approved OTC minoxidil and an FDA-cleared medical device—and now a personalized telehealth platform offering that gives consumers access to virtual medical treatment from their providers and, when appropriate, a full line of oral and topical prescription medications for hair loss. The Company's men's brand, RexMD, currently offers access to provider-based treatment for erectile dysfunction, as well as treatment for other common men's health issues, including premature ejaculation and hair loss. In the first quarter of 2021, the Company launched NavaMD, a tele-dermatology and skincare brand for women. The Company has built a platform that allows it to efficiently launch telehealth and wellness product lines wherever it determines there is a market need.

Business and Subsidiary History

In early 2019, the Company launched a service-based business under the name Conversion Labs Media LLC ("CVLB Media"), a Puerto Rico limited liability company. However, this business initiative was terminated in early 2019. In May 2019, Conversion Labs Rx, LLC ("CVLB Rx"), a Puerto Rico limited liability company, signed a strategic partnership agreement with Specialty Medical Drugstore, Inc. (doing business as "GoGoMeds"). However, since its inception, CVLB Rx did not conduct any business and CVLB Rx was dissolved on August 7, 2020. Additionally, Conversion Labs Asia Limited ("Conversion Labs Asia"), a Hong Kong company, had no activity during the years ended December 31, 2022 and 2021.

On January 18, 2022, the Company acquired Cleared, a nationwide allergy telehealth platform that provides personalized treatments for allergy, asthma, and immunology. Under the terms of the agreement, the Company acquired all outstanding shares of Cleared at closing in exchange for a $460 thousand upfront cash payment, and two non-contingent milestone payments for a total of $3.46 million ($1.73 million each on or before the first and second anniversaries of the closing date). The Company purchased a convertible note from a strategic pharmaceutical investor for $507 thousand which was converted upon closing of the Cleared acquisition. The Company also agreed to a performance-based earnout based on Cleared's future net sales, payable in cash or shares at the Company's discretion. On February 4, 2023, the Company entered into the First Amendment to the Stock Purchase Agreement (the "First Amendment") between the Company and the sellers of Cleared. The First Amendment was amended to, among other things: (i) reduce the total purchase price by $250 thousand to a total of $3.67 million; (ii) change the timing of the payment of the purchase price to $460 thousand paid at closing (which has already been paid by the Company), with the remaining amount to be paid in five quarterly installments beginning on or before February 6, 2023 and ending January 15, 2024; (iii) removing all "earn-out" payments payable by the Company to the sellers; and (iv) remove certain representations and warranties of the Company and sellers in connection with the transaction (See Note 3—Acquisitions to our consolidated financial statements included in this report).

In February 2022, WorkSimpli closed on an Asset Purchase Agreement (the "ResumeBuild APA") with East Fusion FZCO, a Dubai, UAE corporation (the "Seller"), whereby WorkSimpli acquired substantially all of the assets associated with the Seller's business, offering subscription-based resume building software through software as a service online platforms (the "Acquisition"). WorkSimpli paid $4.0 million to the Seller upon closing. The Seller is also entitled to a minimum of $500 thousand to be paid out in quarterly payments equal to the greater of 15% of net profits (as defined in the ResumeBuild APA) or $62,500, for a two-year period ending on the two-year anniversary of the closing of the Acquisition. WorkSimpli borrowed the purchase price from the Company pursuant to a promissory note with the obligation secured by an equity purchase guarantee agreement and a stock option pledge agreement from Fitzpatrick Consulting, LLC and its sole member Sean Fitzpatrick, who is Co-Founder and President of WorkSimpli (See Note 3—Acquisitions to our consolidated financial statements included in this report).

Unless otherwise indicated, the terms "LifeMD," "Company," "we," "us," and "our" refer to LifeMD, Inc. (formerly known as Conversion Labs, Inc.), our wholly subsidiary LifeMD PR LLC (formerly Immudyne PR LLC, and "Conversion Labs PR"), a Puerto Rico limited liability company ("Conversion Labs PR", or "CLPR"), Cleared, a Delaware public benefit corporation and our majority-owned subsidiary, WorkSimpli. The affiliated network of medical Professional Corporations and medical Professional Associations administratively led by LifeMD Southern Patient Medical Care, P.C., ("LifeMD PC") is the Company's affiliated, variable interest entity in which we hold a controlling financial interest. Unless otherwise specified, all dollar amounts are expressed in United States dollars.

Liquidity & Going Concern Evaluation

The Company has funded operations in the past through the sales of its products, issuance of common and preferred stock, and through loans and advances. The Company's continued operations are dependent upon obtaining an increase in its sale volumes and obtaining funding from third-party sources or the issuance of additional shares of common stock.

As of December 31, 2022, the Company has an accumulated deficit approximating $190.6 million and has experienced significant losses from its operations. To date, the Company has been funding operations primarily through the sales of its products, sale of equity in private placements and securities purchased by a financial institution. There can be no assurances that we will be successful in increasing revenues, improving operational efficiencies or that financing will be available or, if available, that such financing will be available under favorable terms.

The Company has a current cash balance of approximately $14.6 million as of the filing date. The Company reviewed its forecasted operating results and sources and uses of cash used in management's assessment, which included the available financing and consideration of positive and negative evidence impacting management's forecasts, market, and industry factors. The Company's continuance as a going concern is highly dependent on its future profitability and on the on-going support of its stockholders, affiliates, and creditors. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has begun to implement strategies to strengthen revenues and improve operational efficiencies across the business and is significantly curtailing expenses, however, these strategies do not mitigate the substantial doubt about the Company's ability to continue as a going concern.

Additionally, on June 8, 2021, the Company filed a shelf registration statement on Form S-3 under the Securities Act, which was declared effective on June 22, 2021 (the "2021 Shelf"). Under the 2021 Shelf at the time of effectiveness, the Company had the ability to raise up to $150 million by selling common stock, preferred stock, debt securities, warrants, and units. In conjunction with the 2021 Shelf, the Company also entered into an At Market Issuance Sales Agreement (the "ATM Sales Agreement") with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the sale of its common stock. In accordance with the terms of the ATM Sales Agreement, the Company may, but is not obligated to, offer and sell, from time to time, shares of common stock having an aggregate offering price of up to $60 million, through or to the Agents, acting as agent or principal. Sales of common stock, if any, will be made by any method permitted that is deemed an "at the market offering" as defined in Rule 415 under the Securities Act. As of December 31, 2022, the Company has $59.5 million available under the ATM Sales Agreement and $32 million available under the 2021 Shelf.

Management believes that the overall market value of the telehealth industry is positive and that it will continue to drive interest in the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company evaluates the need to consolidate affiliates based on standards set forth in Accounting Standards Codification ("ASC") 810, *Consolidation*.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, LifeMD PR, Cleared, its majority owned subsidiary, WorkSimpli, and LifeMD PC, the Company's affiliated, variable interest entity in which we hold a controlling financial interest. During the year ended December 31, 2021, the Company purchased an additional 34.6% of WorkSimpli for a total equity interest of approximately 85.6% as of December 31 2021. Effective September 30, 2022, two option agreements were exercised which further restructured the ownership of WorkSimpli. As a result, the Company's ownership interest in WorkSimpli decreased to 73.64%. See Note 8 for additional information.

All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. As of December 31, 2022 and 2021, there were no cash equivalents. The Company maintains deposits in financial institutions in excess of amounts guaranteed by the Federal Deposit Insurance Corporation. Cash and cash equivalents are maintained at financial institutions, and at times, balances may exceed federally insured limits. These balances could be impacted if one or more of the financial institutions in which we deposit monies fails or is subject to other adverse conditions in the financial or credit markets. We have never experienced any losses related to these balances.

Variable Interest Entities

In accordance with ASC 810, *Consolidation*, the Company determines whether any legal entity in which the Company becomes involved is a variable interest entity (a "VIE") and subject to consolidation. This determination is based on whether an entity has sufficient equity at risk to finance their activities without additional subordinated financial support from other parties or whose equity investors lack any of the characteristics of a controlling financial interest and whether the interest will absorb portions of a VIE's expected losses or receive portions of its expected residual returns and are contractual, ownership, or pecuniary in nature and that change with changes in the fair value of the entity's net assets. A reporting entity is the primary beneficiary of a VIE and must consolidate it when that party has a variable interest, or combination of variable interests, that provides it with a controlling financial interest. A party is deemed to have a controlling financial interest if it meets both of the power and losses/benefits criteria. The power criterion is the ability to direct the activities of the VIE that most significantly impact its economic performance. The losses/benefits criterion is the obligation to absorb losses from, or right to receive benefits from, the VIE that could potentially be significant to the VIE.

The Company determined that the LifeMD PC entity, the Company's affiliated network of medical Professional Corporations and medical Professional Associations administratively led by LifeMD Southern Patient Medical Care, P.C., is a VIE and subject to consolidation. LifeMD PC and the Company do not have any stockholders in common. LifeMD PC is owned by licensed physicians, and the Company maintains a managed service agreement with LifeMD PC whereby we provide all non-clinical services to LifeMD PC. The Company determined that it is the primary beneficiary of LifeMD PC and must consolidate, as we have both the power to direct the activities of LifeMD PC that most significantly impact the economic performance of the entity and we have the obligation to absorb the losses. As a result, the Company presents the financial position, results of operations, and cash flows of LifeMD PC as part of the consolidated financial statements of the Company. There is no non-controlling interest upon consolidation of LifeMD PC.

Total revenue and net loss for LifeMD PC was approximately $499 thousand and $5.8 million for the year ended December 31, 2022, respectively.

Use of Estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates required to be made by management include the determination of reserves for accounts receivable, returns and allowances, the valuation of inventory, stockholders' equity-based transactions, estimates to cash flow projections, and liquidity assessment. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform the prior year's data to the current presentation. These reclassifications have no effect on previously reported operating loss, stockholders' deficit, or cash flows. Given the increase in the Company's software business and to conform the Company's presentation of operating results to industry standards, the Company has changed their categories for reporting operations and, as a result, the Company has made reclassifications to the prior year presentation in order to conform it to the current periods' presentation. The reclassifications include: (1) $169,385 of development services costs reclassified from other operating expenses to development costs and (2) $35,165 of lease expenses reclassified from general and administrative expenses to other operating expenses, for the year ended December 31, 2021.

Revenue Recognition

The Company records revenue under the adoption of ASC 606, *Revenue from Contracts with Customers*, by analyzing exchanges with its customers using a five-step analysis:

1. Identify the contract
2. Identify performance obligations
3. Determine the transaction price
4. Allocate the transaction price
5. Recognize revenue

For the Company's product-based contracts with customers, the Company has determined that there is one performance obligation, which is the delivery of the product; this performance obligation is transferred at a discrete point in time. The Company generally records sales of finished products once the customer places and pays for the order, with the product being simultaneously shipped by a third-party fulfillment service provider. In some cases, the customer does not obtain control until the product reaches the customer's delivery site; in these cases, recognition of revenue is deferred until that time. In all cases, delivery is considered to have occurred when the customer obtains control, which is usually commensurate upon shipment of the product. In the case where delivery is not commensurate upon shipment of the product, recognition of revenue is deferred until that time. In the case of its product-based contracts, the Company provides a subscription sensitive service based on the recurring shipment of products. The Company records the related revenue under the subscription agreements subsequent to receiving the monthly product order, recording the revenue at the time it fulfills the shipment obligation to the customer.

For its product-based contracts with customers, the Company records an estimate for provisions of discounts, returns, allowances, customer rebates, and other adjustments for its product shipments and are reflected as contra revenues in arriving at reported net revenues. The Company's discounts and customer rebates are known at the time of sale; correspondingly, the Company reduces gross product sales for such discounts and customer rebates. The Company estimates customer returns and allowances based on information derived from historical transaction detail and accounts for such provisions, as contra revenue, during the same period in which the related revenues are earned. The Company has determined that the population of its product-based contracts with customers are homogenous, supporting the ability to record estimates for returns and allowances to be applied to the entire product-based portfolio population. Customer discounts, returns and rebates on product revenues approximated $5.2 million and $4.7 million, respectively, during the years ended December 31, 2022 and 2021.

The Company, through its majority-owned subsidiary WorkSimpli, offers a subscription-based service providing a suite of software applications to its subscribers, principally on a monthly subscription basis. The software suite allows the subscriber/user to convert almost any type of document to another electronic form of editable document, providing ease of editing. For these subscription-based contracts with customers, the Company offers an initial 14-day trial period which is billed at $1.95, followed by a monthly subscription, or a yearly subscription to the Company's software suite dependent on the subscriber's enrollment selection. The Company has estimated that there is one product and one performance obligation that is delivered over time, as the Company allows the subscriber to access the suite of services for the time period of the subscription purchased. The Company allows the customer to cancel at any point during the billing cycle, in which case the customers subscription will not be renewed for the following month or year depending on the original subscription. The Company records the revenue over the customers subscription period for monthly and yearly subscribers or at the end of the initial 14-day service period for customers who purchased the initial subscription, as the circumstances dictate. The Company offers a discount for the monthly or yearly subscriptions being purchased, which is deducted at the time of payment at the initiation of the contract term; therefore the Contract price is fixed and determinable at the contract initiation. Monthly and annual subscriptions for the service are recorded net of the Company's known discount rates. Customer discounts and allowances on WorkSimpli revenues approximated $2.5 million and $1.8 million, respectively, during the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the Company has accrued contract liabilities, as deferred revenue, of approximately $5.5 million and $1.5 million respectively, which represent the following: (1) obligations for products which the customer has not yet obtained control due to delivery not commensurate upon shipment of the product, (2) obligations on WorkSimpli in-process monthly or yearly contracts with customers and (3) a portion attributable to the yet to be recognized WorkSimpli initial 14-day trial period collections.

For the years ended December 31, 2022 and 2021, the Company had the following disaggregated revenue:

| | Year Ended December 31, | | | |
	2022	%	2021	%
Telehealth revenue	$ 82,649,845	69%	$ 68,197,128	73%
WorkSimpli revenue	36,383,675	31%	24,678,678	27%
Total net revenue	$ 119,033,520	100%	$ 92,875,806	100%

Deferred Revenues

The Company records deferred revenues when cash payments are received or due in advance of its performance. The Company's deferred revenues relate to the following: (1) obligations for products which the customer has not yet obtained control due to delivery not commensurate upon shipment of the product, (2) obligations on WorkSimpli in-process monthly or yearly contracts with customers and (3) a portion attributable to the yet to be recognized WorkSimpli initial 14-day trial period collections.

| | Year Ended December 31, | |
	2022	2021
Beginning of period	$ 1,499,880	$ 916,880
Additions	37,410,617	23,430,037
Revenue recognized	(33,362,991)	(22,847,037)
End of period	$ 5,547,506	$ 1,499,880

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets are included in right-of-use assets, net on the unaudited condensed consolidated balance sheets. The current and long-term components of operating lease liabilities are included in the current operating lease liabilities and noncurrent operating lease liabilities, respectively, on the unaudited condensed consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Certain leases may include options to extend or terminate the lease. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded in the balance sheet.

Accounts Receivable, net

Accounts receivable principally consist of amounts due from third-party merchant processors, who process our subscription revenues; the merchant accounts balance receivable represents the charges processed by the merchants that have not yet been deposited with the Company. The unsettled merchant receivable amount normally represents processed sale transactions from the final one to three days of the month, with collections being made by the Company within the first week of the following month. Management determines the need, if any, for an allowance for future credits to be granted to customers, by regularly evaluating aggregate customer refund activity, coupled with the consideration and current economic conditions in its evaluation of an allowance for future refunds and chargebacks. As of December 31, 2022 and 2021, the reserve for sales returns and allowances was approximately $815 thousand and $477 thousand, respectively. For all periods presented, the sales returns and allowances were recorded in accrued expenses on the consolidated balance sheets.

Inventory

As of December 31, 2022 and 2021, inventory primarily consisted of finished goods related to the Company's OTC products included in the telehealth revenue section of the table above. Inventory is maintained at the Company's third-party warehouse location in Wyoming and at various Amazon fulfillment centers. The Company also maintains inventory at a company owned warehouse in Pennsylvania.

Inventory is valued at the lower of cost or net realizable value with cost determined on an average cost basis. Management compares the cost of inventory with the net realizable value and an allowance is made for writing down inventory to net realizable, if lower. As of December 31, 2022 and 2021, the Company recorded an inventory reserve in the amount of $160,898 and $57,481, respectively.

As of December 31, 2022 and 2021, the Company's inventory consisted of the following:

	December 31,			
	2022		**2021**	
Finished Goods – Products	$	2,587,370	$	1,592,654
Raw materials and packaging components		1,276,891		81,427
Inventory reserve		(160,898)		(57,481)
Total Inventory – net	$	3,703,363	$	1,616,600

Product Deposit

Many of our vendors require deposits when a purchase order is placed for goods or fulfillment services. These deposits typically range from 10% to 33% of the total purchased amount. Our vendors include a credit memo within their final invoice, recognizing the deposit amount previously paid. As of December 31, 2022 and 2021, the Company has approximately $127 thousand and $204 thousand, respectively, of product deposits with multiple vendors for the purchase of raw materials or finished goods. The Company's history of product deposits with its inventory vendors, creates an implicit purchase commitment equaling the total expected product acceptance cost in excess of the product deposit. As of December 31, 2022, the Company approximates its implicit purchase commitments to be approximately $399 thousand. As of December 31, 2022 and 2021, the vast majority of these product deposits are with two vendors that manufacturer the Company's finished goods inventory for its Shapiro hair care product line.

Capitalized Software Costs

The Company capitalizes certain internal payroll costs and third-party costs related to internally developed software and amortizes these costs using the straight-line method over the estimated useful life of the software, generally three years. The Company does not sell internally developed software other than through the use of subscription service. Certain development costs not meeting the criteria for capitalization, in accordance with ASC 350-40, *Internal-Use Software*, are expensed as incurred. As of December 31, 2022 and 2021, the Company capitalized $12.1 million and $3.6 million, respectively, related to internally developed software costs which are amortized over the useful life and included in development costs on our statement of operations.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually or more frequently, if events or changes in circumstances indicate that the asset may be impaired. Goodwill in the amount of $8.0 million was recognized in conjunction with the Cleared acquisition during the year ended December 31, 2022. The Company recorded an $8.0 million goodwill impairment charge and an $827 thousand intangible asset impairment charge during the year ended December 31, 2022 related to a decline in the estimated fair value of Cleared as a result of a decline in the Cleared financial projections (see Note 3—Acquisitions to our consolidated financial statements included in this report).

Other intangible assets are comprised of: (1) a customer relationship asset, (2) the Cleared trade name, (3) Cleared developed technology, (4) a purchased license and (5) a purchased domain name. During the year ended December 31, 2022, the Company recorded an $827 thousand impairment loss related to a decline in the estimated fair value of the Cleared customer relationship intangible asset with an original cost of $919 thousand and accumulated amortization of $92 thousand. Other intangible assets are amortized over their estimated lives using the straight-line method. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset.

Impairment of Long-Lived Assets

Long-lived assets include equipment and capitalized software. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, an impairment is recognized as the amount by which the carrying amount of the assets exceeds the estimated fair values of the assets. As of December 31, 2022 and 2021, the Company determined that no events or changes in circumstances existed that would indicate any impairment of its long-lived assets.

Paycheck Protection Program

During the year ended December 31, 2020, the Company received aggregate loan proceeds in the amount of approximately $249 thousand under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used the proceeds for purposes consistent with the PPP.

During the years ended December 31, 2022 and 2021, the Company had a total of $63,400 and $184,914, respectively, of its PPP loans forgiven by the Small Business Administration ("SBA") (see Note 6). As of December 31, 2022, the Company had no remaining PPP loan balance. As of December 31, 2021, the PPP loan balance was $63,400 and is reflected on the Company's unaudited condensed consolidated balance sheet as current liabilities, within notes payable, net.

Income Taxes

The Company files corporate federal, state, and local tax returns. LifeMD PR and WorkSimpli file tax returns in Puerto Rico; both are limited liability companies and file separate tax returns with any tax liabilities or benefits passing through to its members.

The Company records current and deferred taxes in accordance with ASC 740, *Accounting for Income Taxes*. This ASC requires recognition of deferred tax assets and liabilities for temporary differences between tax basis of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance when necessary to reduce deferred tax assets to the amount expected to be realized. The Company periodically assesses the value of its deferred tax asset, a majority of which has been generated by a history of net operating losses and management determines the necessity for a valuation allowance. ASC 740 also provides a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. Using this guidance, a company may recognize the tax benefit from an uncertain tax position in its financial statements only if it is more likely-than-not (*i.e.*, a likelihood of more than 50%) that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's tax returns for all years since December 31, 2019, remain open to audit by all related taxing authorities.

Stock-Based Compensation

The Company follows the provisions of ASC 718, *Share-Based Payment*. Under this guidance compensation cost generally is recognized at fair value on the date of the grant and amortized over the respective vesting or service period. The fair value of options at the date of grant is estimated using the Black-Scholes option pricing model. The expected option life is derived from assumed exercise rates based upon historical exercise patterns and represents the period of time that options granted are expected to be outstanding. The expected volatility is based upon historical volatility of the Company's common shares using weekly price observations over an observation period that approximates the expected life of the options. The risk-free interest rate approximates the U.S. Treasury yield curve rate in effect at the time of grant for periods similar to the expected option life. Due to limited history of forfeitures, the Company has elected to account for forfeitures as they occur. Many of the assumptions require significant judgment and any changes could have a material impact in the determination of stock-based compensation expense.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is based on the weighted average number of shares outstanding during each period presented. Convertible securities, warrants and options to purchase common stock are included as common stock equivalents only when dilutive. Potential common stock equivalents are excluded from dilutive earnings per share when the effects would be antidilutive.

The Company follows the provisions of ASC 260, *Diluted Earnings per Share*. In computing diluted EPS, basic EPS is adjusted for the assumed issuance of all potentially dilutive securities. The dilutive effect of call options, warrants and share-based payment awards is calculated using the "treasury stock method," which assumes that the "proceeds" from the exercise of these instruments are used to purchase common shares at the average market price for the period. The dilutive effect of traditional convertible debt and preferred stock is calculated using the "if-converted method." Under the if-converted method, securities are assumed to be converted at the beginning of the period, and the resulting common shares are included in the denominator of the diluted EPS calculation for the entire period being presented.

The following table summarizes the number of shares of common stock issuable pursuant to our convertible securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive even though the exercise price could be less than the average market price of the common shares:

| | Year Ended December 31, | |
	2022	2021
Series B Convertible Preferred Stock	1,404,868	1,264,868
Restricted Stock Units (RSUs)	1,743,250	975,375
Stock options	3,758,920	4,257,233
Warrants	3,859,638	3,888,438
Potentially dilutive securities	10,766,676	10,385,914

Segment Data

Our portfolio of brands are included within two operating segments: Telehealth and WorkSimpli. We believe our current segments and brands within our segments complement one another and position us well for future growth. Segment operating results are reviewed by the chief operating decision maker to make determinations about resources to be allocated and to assess performance. Other factors, including type of business, revenue recognition and operating results are reviewed in determining the Company's operating segments.

Fair Value of Financial Instruments

The fair value of a financial instrument is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities subject to ongoing fair value measurement are categorized and disclosed into one of the three categories depending on observable or unobservable inputs employed in the measurement. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities, are as follows:

1. Level 1: Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
2. Level 2: Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
3. Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The carrying value of the Company's financial instruments, including cash, accounts receivable, accounts payable, and accrued expenses and the face amount of notes payable approximate fair value for all periods presented.

Concentrations of Risk

The Company monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company, at times, maintains balances in various operating accounts in excess of federally insured limits. We are dependent on certain third-party manufacturers and pharmacies, although we believe that other contract manufacturers or third-party pharmacies could be quickly secured if any of our current manufacturers or pharmacies cease to perform adequately. As of December 31, 2022, we utilized four (4) suppliers for fulfillment services, six (6) suppliers for manufacturing finished goods, five (5) suppliers for packaging, bottling, and labeling, and three (3) suppliers for prescription medications. As of December 31, 2021, we utilized four (4) suppliers for fulfillment services, six (6) suppliers for manufacturing finished goods and four (4) suppliers for packaging, bottling and labeling.

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2021-08, *Business Combinations (Topic 805); Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This new guidance affects all entities that enter into a business combination within the scope of ASC 805-10. Under this new guidance, the acquirer should determine what contract assets and/or liabilities it would have recorded under ASC 606, *Revenue from Contracts with Customers*, as of the acquisition date, as if the acquirer had entered into the original contract at the same date and on the same terms as the acquirer. Under current U.S. GAAP, contract assets and contract liabilities acquired in a business combination are recorded by the acquirer at fair value. This update is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of this guidance will have on our consolidated financial statements and related disclosures.

Other Recent Accounting Pronouncements

All other accounting standards updates that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 – ACQUISITIONS

On January 18, 2022, the Company completed the acquisition of Cleared. The acquisition adds to the Company's growing portfolio of telehealth capabilities. The Company accounted for the transaction using the acquisition method in accordance with ASC 805, *Business Combinations*, with the purchase price being allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date. Fair values were determined using income approaches. The results of Cleared are included within the consolidated financial statements commencing on the acquisition date.

The purchase price was approximately $9.1 million, including cash paid upfront of approximately $1.0 million and payable in the future of approximately $3.0 million, and contingent consideration of $5.1 million. The purchase agreement included up to $72.8 million of potential earn-out payable in cash or stock upon achievement of revenue targets, which was originally recognized as contingent consideration. The Company, with the assistance of a third-party valuation expert, estimated the fair value of the acquired tangible and identifiable intangible assets using significant estimates such as revenue projections. The fair value of the identified intangible assets was based primarily on significant unobservable inputs and thus represent a Level 3 measurement as defined in ASC 820, *Fair Value Measurement*. The fair value of the trade name and developed technology were determined using the relief-from-royalty method under the income approach. The royalty rates used to determine the fair value of the trade name and developed technology were 0.10% and 1.0%, respectively. The fair value of the customer relationships was determined using the multi-period excess earnings method which involves forecasting the net earnings expected to be generated. The customer attrition rate used to determine the fair value of the customer relationships was 10.0%. The discount rate used to determine the fair value of the trade name, developed technology and customer relationships was 70.5%.

The following table summarizes the acquisition date fair values of assets acquired and liabilities assumed:

Purchase price, net of cash acquired	$	9,091,762
Less:		
Customer relationship intangible asset		918,812
Trade name intangible asset		133,339
Developed technology intangible asset		12,920
Inventory		7,168
Fixed assets		37,888
Deferred taxes		354,000
Accounts payable and other current liabilities		(408,030)
Goodwill	$	8,035,665

The purchase price and purchase price allocation for Cleared was finalized as of September 30, 2022 with no significant changes to preliminary amounts. Based on the final purchase price allocation, the aggregate goodwill recognized was $8.0 million, which is not expected to be deductible for income tax purposes. The amount allocated to goodwill and intangible assets reflected the benefits the Company expected to realize from the growth of the acquisition's operations.

On February 4, 2023, the Company entered into the First Amendment to the Stock Purchase Agreement (the "First Amendment") between the Company and the sellers of Cleared. The First Amendment was amended to, among other things: (i) reduce the total purchase price by $250 thousand to a total of $3.67 million; (ii) change the timing of the payment of the purchase price to $460 thousand paid at closing (which has already been paid by the Company), with the remaining amount to be paid in five quarterly installments beginning on or before February 6, 2023 and ending January 15, 2024; (iii) remove all "earn-out" payments payable by the Company to the sellers; and (iv) removing certain representations and warranties of the Company and sellers in connection with the transaction.

During the year ended December 31, 2022, the Company recorded a decrease of $5.1 million to the Cleared contingent consideration as a result of the remeasurement of the fair value. The decline in the estimated fair value of the Cleared contingent consideration is a result of a decline in the Cleared financial projections and the removal of all earn-out payments payable by the Company from the terms of the First Amendment. During the year ended December 31, 2022, the Company also recorded an $8.0 million goodwill impairment charge based on the decline in the Cleared financial projections (See Note 4).

The pro forma financial information, assuming the acquisition had taken place on January 1, 2021, as well as the revenue and earnings generated during the period after the acquisition date, were not material for separate disclosure and, accordingly, have not been presented.

In February 2022, WorkSimpli closed on the ResumeBuild APA to purchase the related intangible assets associated with the ResumeBuild brand, a subscription-based resume building software. The acquisition further adds to the capabilities of the WorkSimpli software as a service application. The purchase price was $4.5 million, including cash paid upfront of $4.0 million and contingent consideration of $500 thousand. In accordance with ASC 805, *Business Combinations*, the Company accounted for the ResumeBuild APA as an acquisition of assets as substantially all the fair value of the gross assets acquired is concentrated in a group of similar assets. The Company has elected to group the complementary intangible assets acquired as a single brand intangible asset. Additionally, the Seller is entitled to quarterly payments equal to the greater of 15% of net profits (as defined in the ResumeBuild APA) or $62,500, for a two-year period ending on the two-year anniversary of the closing of the Acquisition. The Company estimated the fair value of the contingent consideration using the income approach and will remeasure the fair value quarterly with changes accounted for through earnings.

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS

The Company's goodwill balance related to the Cleared acquisition was $0 for both the years ended December 31, 2022 and 2021. During the year ended December 31, 2022, the Company recorded an $8.0 million goodwill impairment charge related to a decline in the estimated fair value of Cleared as a result of a decline in the Cleared financial projections.

As of December 31, 2022 and 2021, the Company has the following amounts related to amortizable intangible assets:

| | December 31, | | Amortizable |
	2022	2021	Life
Amortizable Intangible Assets:			
ResumeBuild brand	$ 4,500,000	$ -	5 years
Customer relationship asset	1,006,840	1,006,840	3 years
Cleared trade name	133,339	-	5 years
Cleared developed technology	12,920	-	1 year
Purchased licenses	200,000	200,000	10 years
Website domain name	22,731	22,231	3 years
Less: accumulated amortization	(2,043,971)	(1,209,310)	
Total net amortizable intangible assets	$ 3,831,859	$ 19,761	

During the year ended December 31, 2022, the Company recorded an $826,931 impairment loss related to a decline in the estimated fair value of the Cleared customer relationship intangible asset with an original cost of $918,812 and accumulated amortization of $91,881. The aggregate amortization expense of the Company's intangible assets for the years ended December 31, 2022 and 2021 was $926,542 and $342,310, respectively. Total amortization expense for 2023 through 2026 is approximately $930 thousand per year and for 2027 is approximately $112 thousand.

NOTE 5 – ACCRUED EXPENSES

As of December 31, 2022 and 2021, the Company has the following amounts related to accrued expenses:

| | December 31, | |
	2022	2021
Accrued selling and marketing expenses	$ 3,508,883	$ 4,981,453
Sales tax payable	2,501,035	2,000,000
Purchase price payable	2,463,002	-
Accrued dividends payable	776,563	871,476
Accrued compensation	576,027	1,657,843
Accrued interest	448,718	-
Other accrued expenses	1,892,281	2,084,833
Total accrued expenses	$ 12,166,509	$ 11,595,605

NOTE 6 – NOTES PAYABLE

PPP Loan and Forgiveness

In June 2020, the Company and its subsidiaries received three loans in the aggregate amount of approximately $249 thousand (the "PPP Loan") under the new Paycheck Protection Program legislation administered by the SBA. These loans bear interest at one percent per annum (1.0%) and mature five years from the date of the first disbursement. The proceeds of the PPP Loan must be used for payroll costs, lease payments on agreements entered into before February 15, 2020 and utility payments under lease agreements entered into before February 1, 2020. At least 60% of the proceeds must be used for payroll costs and certain other expenses and no more than 40% may be used on non-payroll expenses. Proceeds from the PPP Loan used by the Company for the approved expense categories may be fully forgiven by the SBA if the Company satisfies applicable employee headcount and compensation requirements. During the years ended December 31, 2022 and 2021, the Company had a total of $63,400 and $184,914 of its PPP loans forgiven by the SBA which is included in gain on debt forgiveness on the accompanying consolidated statement of operations.

As of December 31, 2022, the Company had no remaining PPP loan balance. As of December 31, 2021, the PPP loan balance was $63,400 and is reflected on the Company's consolidated balance sheet as current liabilities, within notes payable, net.

Working Capital Loans

In October 2022, the Company received proceeds of $976,000 under a 12-month working capital loan with Amazon. The terms of the loan include interest in the amount of $62,157. The total outstanding balance of $976,000, is included in notes payable, net, on the accompanying consolidated balance sheet as of December 31, 2022.

In November 2022, the Company received proceeds of $1,930,000 under two 10-month working capital loans with Balanced Management. The terms of the loans include loan origination fees in the amount of $60,000 and total interest of $840,000. The total outstanding balance of $1,821,250, is included in notes payable, net on the accompanying consolidated balance sheet as of December 31, 2022.

Merchant Funding Agreement

On March 17, 2021, the Company entered into a Merchant Funding Agreement with MO Technologies USA, LLC ("MO Tech"), which provides cash advances to the Company based on the Company's accounts receivable for a total cash advance of $600,000. The terms of the funding agreement include a service charge of 3.99% on cash advances from MO Tech. The total balance owed under this agreement was repaid in full in May 2021.

On June 23, 2021, the Company entered into a Merchant Funding Agreement with MO Tech, which provides cash advances to the Company based on the Company's accounts receivable for a total cash advance of $350,000. The terms of the funding agreement include a service charge of 3.99% on cash advances from MO Tech. The total balance owed under this agreement was repaid in full in August 2021.

Total interest expense on notes payable, inclusive of amortization of debt discounts, amounted to $653,156 and $159,494 for the years ended December 31, 2022 and 2021, respectively.

NOTE 7 – LONG-TERM DEBT

Securities Purchase Agreement

On June 1, 2021, the Company entered into a securities purchase agreement (the "June 1, 2021 Purchase Agreement") with a financial institution (the "Purchaser"), pursuant to which the Company sold and issued: (i) the Debenture in the aggregate principal amount of $15.0 million and (ii) warrants to purchase up to an aggregate of 1,500,000 shares of the Company's common stock at an exercise price of $12.00 per share of which 500,000 warrants were issued to the Purchaser upon closing with the remaining 1,000,000 warrants only issued to the Purchaser in increments of 500,000 if the Debenture remains outstanding for twelve and twenty four months, respectively, following the closing date of the June 1, 2021 Purchase Agreement. The total fair value of the 500,000 warrants issued to the Purchaser upon closing was $6,270,710. The fair value of the warrants was determined using the Black-Scholes Pricing Model with the following assumptions: dividend yield of 0%, expected term of 5 years, volatility of 132.4%, and risk-free rate of 0.80%. The total fair value was recorded to debt discount and was included as a reduction to long-term debt. The debt discount was assigned a twelve-month amortization period. Total amortization of debt discount was $0 and $2,090,236 for the years ended December 31, 2022 and 2021, respectively. The Warrant has a term of three years. The Aggregate Principal Amount of the Debenture, together with interest, is due and payable on June 1, 2024. The Debenture bears interest as follows: (i) for the period beginning on June 1, 2021 and ending on the date that is six (6) months thereafter (the "Initial Interest Rate Period") shall be six percent (6%), (ii) for the period beginning the date following the Initial Interest Rate Period and ending on the date that is three (3) months thereafter (the "Second Interest Rate Period"), nine percent (9%), and (iii) for the period beginning the date following the Second Interest Rate Period and ending on June 1, 2024, twelve percent (12%). Until such time as the obligations shall have been paid in full, the Company shall apply thirty-five percent (35%) of the gross proceeds received by the Company from At-The-Market offerings of its Common Stock to partial redemptions of each Debenture on a pro rata basis. The Company received gross proceeds of $15.0 million (net proceeds of $14.9 million) as a result of the June 1, 2021 Purchase Agreement. In October 2021, the Company used a portion of the net proceeds from the October 4, 2021 Offerings to pay the $15.0 million outstanding on the June 1, 2021 Purchase Agreement and recorded a loss on debt extinguishment of $4,180,474. The loss on debt extinguishment is included in the accompanying consolidated statement of operations as of December 31, 2021.

Total interest expense on long-term debt, inclusive of amortization of debt discounts, amounted to $0 and $2,405,222 for the years ended December 31, 2022 and 2021, respectively.

NOTE 8 – STOCKHOLDERS' EQUITY

The Company has authorized the issuance of up to 100,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.0001 par value, of which 5,000 shares are designated as Series B Convertible Preferred Stock, 1,610,000 are designated as Series A Preferred Stock and 3,385,000 shares of preferred stock remain undesignated.

On June 8, 2021, the Company filed the 2021 Shelf. Under the 2021 Shelf at the time of effectiveness, the Company had the ability to raise up to $150 million by selling common stock, preferred stock, debt securities, warrants and units. In conjunction with the 2021 Shelf, the Company also entered into the ATM Sales Agreement whereby the Company may offer and sell, from time to time, shares of common stock having an aggregate offering price of up to $60 million. As of December 31, 2022, the Company has utilized $58.5 million of the 2021 Shelf. The Company has approximately $59.5 million available under the ATM Sales Agreement and $32 million available under the 2021 Shelf as of December 31, 2022.

Series A Preferred Stock

As noted above, in September 2021, the Company entered into the Preferred Underwriting Agreement and the Common Underwriting Agreement with B.Riley. Pursuant to the Preferred Underwriting Agreement, the Company agreed to sell 1,400,000 shares of its Series A Preferred Stock under the Preferred Stock Offering. The option was not exercised. Pursuant to the Common Underwriting Agreement, the Company agreed to sell to B. Riley 3,833,334 Common Shares under the Common Stock Offering. The offerings, closed on October 4, 2021. Net proceeds after deducting the underwriting discounts and commissions, the structuring fee and estimated offering expenses payable by the Company, but before repayment of debt, from the Offerings was approximately $55.3 million.

The Series A Preferred Stock ranks senior to the Company's common stock with respect to the payment of dividends and liquidation rights. The Company will pay cumulative distributions on the Series A Preferred Stock, from the date of original issuance, in the amount of $2.21875 per share each year, which is equivalent to 8.875% of the $25.00 liquidation preference per share. Dividends on the Series A Preferred Stock will be payable quarterly in arrears, on or about the 15th day of January, April, July and October of each year. The first dividend on the Series A Preferred Stock sold in this offering was declared on December 23, 2021 to holders of record as of January 4, 2022 and was paid on January 14, 2022. The first dividend is included is the Company's results of operations for the year ended December 31, 2021. Dividends declared and paid on the Series A Preferred Stock during the year ended December 31, 2022 are as follows: (1) the second quarterly dividend on the Series A Preferred Stock was declared on March 25, 2022 to holders of record as of April 5, 2022 and was paid on April 15, 2022, (2) the third quarterly dividend on the Series A Preferred Stock was declared on June 27, 2022 to holders of record as of July 5, 2022 and was paid on July 15, 2022, (3) the fourth quarterly dividend on the Series A Preferred Stock was declared on September 27, 2022 to holders of record as of October 7, 2022 and was paid on October 17, 2022 and (4) the fifth quarterly dividend on the Series A Preferred Stock was declared on December 27, 2022 to holders of record as of January 6, 2023 and was paid on January 17, 2023. The dividends are included in the Company's results of operations for the year ended December 31, 2022.

Holders of the Series A Preferred Stock have no voting rights except in the case of certain dividend nonpayments. If dividends on the Series A Preferred Stock are in arrears, whether or not declared, for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series A Preferred Stock and holders of all other classes or series of parity preferred stock with which the holders of Series A Preferred Stock are entitled to vote together as a single class will be entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of preferred stock as to which dividends are so in arrears or at the next annual meeting of stockholders, for the election of two additional directors to serve on our Board until all dividend arrearages have been paid. If and when all accumulated dividends on the Series A Preferred Stock for all past dividend periods shall have been paid in full, holders of shares of Series A Preferred Stock shall be divested of the voting rights set forth above.

The Series A Preferred Stock is perpetual and has no maturity date. The Series A Preferred Stock will be redeemable at our option, in whole or in part, at the following redemption prices, plus any accrued and unpaid dividends up to, but not including, the date of redemption: 1) on and after October 15, 2022 and prior to October 15, 2023, at a redemption price equal to $25.75 per share, 2) on and after October 15, 2023 and prior to October 15, 2024, at a redemption price equal to $25.50 per share, 3) on and after October 15, 2024 and prior to and prior to October 15, 2025 at a redemption price equal to $25.25 per share and 4) on and after October 15, 2025 at a redemption price equal to $25.00 per share. In addition, upon the occurrence of a delisting event or change of control, we may, subject to certain conditions, at our option, redeem the Series A Preferred Stock, in whole or in part within 90 days after the first date on which such delisting event occurred or within 120 days after the first date on which such change of control occurred, as applicable, by paying $25.00 per share, plus any accumulated and unpaid dividends up to, but not including, the redemption date.

Upon the occurrence of a delisting event or a change of control, each holder of Series A Preferred Stock will have the right unless we have provided or provide notice of our election to redeem the Series A Preferred Stock, to convert some or all of the shares of Series A Preferred Stock held by such holder into a number of shares of our common stock (or equivalent value of alternative consideration) per share of Series A Preferred Stock, or the "Common Stock Conversion Consideration". In the case of a delisting event or change of control, pursuant to which shares of common stock shall be converted into cash, securities or other property or assets (the "Alternative Form Consideration"), a holder of shares of Series A Preferred Stock shall receive upon conversion of such shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the delisting event or change of control, had such holder held a number of shares of common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the delisting event or change of control.

Series B Convertible Preferred Stock

On August 27, 2020, the Secretary of State of the State of Delaware delivered confirmation of the effective filing of the Company's Certificate of Designations of the Series B Convertible Preferred Stock, which established 5,000 shares of the Company's Series B Preferred Stock, having such designations, rights and preferences as set forth therein (the "Series B Designations").

The shares of Series B Preferred Stock have a stated value of $1,000 per share (the "Series B Stated Value") and are convertible into Common Stock at the election of the holder of the Series B Preferred Stock, at a price of $3.25 per share, subject to adjustment (the "Conversion Price"). Each holder of Series B Preferred Stock shall be entitled to receive, with respect to each share of Series B Preferred Stock then outstanding and held by such holder, dividends at the rate of thirteen percent (13%) per annum (the "Preferred Dividends").

The Preferred Dividends shall accrue and be cumulative from and after the date of issuance of any share of Series B Preferred Stock on a daily basis computed on the basis of a 365-day year and compounded quarterly. The Preferred Dividends are payable only when, as, and if declared by the Board of Directors of the Company (the "Board") and the Company has no obligation to pay such Preferred Dividends; provided, however, if the Board determines to pay any Preferred Dividends, the Company shall pay such dividends in kind in a number of additional shares of Series B Preferred Stock (the "PIK Shares") equal to the quotient of (i) the aggregate amount of the Preferred Dividends being paid by the Company in respect of the shares of Series B Preferred Stock held by such holder, divided by (ii) the Series B Issue Price (as defined in the Series B Designations); provided, further, that, at the election of the purchasers holding a majority of the shares of Series B Preferred Stock then outstanding, in their sole discretion, such Preferred Dividends shall be paid in cash or a combination of cash and PIK Shares. Notwithstanding the foregoing, the Preferred Dividends may be paid in cash at the election of the Company if, and only if, (a) the purchasers holding a majority of the shares of Series B Preferred Stock then outstanding consent in writing to the payment of any specific dividend in cash, or (b) at any time following the twenty-four (24) month anniversary of the Closing, (i) the prevailing volume-weighted average price ("VWAP") of the Common Stock over the trailing ninety (90)-day period is equal to or greater than $15.00 per share (subject to adjustments for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events), and (ii) the average trading volume of the Common Stock over the trailing ninety (90)-day period is equal to or greater than 40,000 shares of Common Stock per day, or (c) at any time following the thirty-six (36) month anniversary of the Closing.

The holders of Series B Preferred Stock rank senior to the Common Stock with respect to payment of dividends and rights upon liquidation and will vote together with the holders of the Common Stock on an as-converted basis, subject to beneficial ownership limitations, on each matter submitted to a vote of holders of Common Stock (whether at a meeting of stockholders or by written consent). In addition, as further described in the Series B Designations, if at least 30% of the number of shares of Series B Preferred Stock sold at the Closing are outstanding, the Company will not take certain corporate actions without the affirmative vote at a meeting (or the written consent with or without a meeting) of the purchasers holding a majority of the shares of Series B Preferred Stock then outstanding.

If at any time following the twelve (12)-month anniversary of the Closing (a) the prevailing VWAP (as defined in the Series B Designations) of the Common Stock over the trailing ninety (90)-day period is equal to or greater than $15.00 per share ($3.00 pre-split) (subject to adjustments for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events), and (b) the average trading volume of the Common Stock over the trailing ninety (90)-day period is equal to or greater than 40,000 shares of Common Stock per day, the Company shall have the right, but not the obligation, in its sole discretion, to elect to convert all, but not less than all, of the then-outstanding shares of Series B Preferred Stock into Common Stock by delivering written notice of such election (the "Forced Conversion Notice") to the holders of the Series B Preferred Stock within ten (10) Business Days following the satisfaction of the criteria of clauses (a) and (b) above (a "Forced Conversion"). On the Forced Conversion Date (as defined in the Series B Designations), each share of Series B Preferred Stock shall be converted into the number of fully paid and non-assessable shares of Common Stock equal to the quotient of: (x) the sum of (1) the Series B Issue Price, plus (2) any accrued but unpaid dividends on such share of Series B Preferred Stock as of immediately prior to the conversion thereof, including the Preferred Dividends, divided by (y) the Conversion Price of such share of Series B Preferred Stock in effect at the time of conversion. The Forced Conversion Notice shall state (i) the number of shares of Series B Preferred Stock held by such Holder that are proposed to be converted, and (ii) the date on which such Forced Conversion shall occur, which date shall be the thirtieth (30th) day following the date such Forced Conversion Notice is deemed given (a "Forced Conversion Date").

In the event of a Forced Conversion, a holder may elect, in its sole discretion and in lieu of the Forced Conversion, to have each then-outstanding share of Series B Preferred Stock held by such holder be redeemed by the Company (a "Forced Conversion Redemption") by delivering written notice to the Company (a "Forced Conversion Redemption Notice" and the date such Holder delivers such notice to the Corporation, a "Forced Conversion Redemption Notice Date") prior to the Forced Conversion Date, which notice shall state (a) the number of shares of Series B Preferred Stock that are to be redeemed, (b) the date on which such Forced Conversion Redemption shall occur, which date shall be the tenth (10th) Business Day following the applicable Forced Conversion Redemption Notice Date (the "Forced Conversion Redemption Date") and (c) the wire instructions for the payment of the applicable amount owed to such holder. Each share of Series B Preferred Stock that is the subject of a Forced Conversion Redemption shall be redeemed by the Company in cash at a price per share equal to the sum of (1) the Series B Issue Price, plus (2) any accrued but unpaid dividends on such share of Series B Preferred Stock, including the Preferred Dividends (the "Per Share Forced Conversion Redemption Price").

If a sufficient number of shares of Common Stock are not available to effect the conversion of the Series B Preferred Stock outstanding into Common Stock and the exercise of the Warrants, each holder shall have the right, in its sole and absolute discretion (in addition to and not to the exclusion of any remedy such holder may have at law or in equity), to require that the Company redeem (an "Optional Redemption"), to the fullest extent permitted by law and out of funds lawfully available therefor, all or any portion of such holder's Series B Preferred Stock then outstanding by delivering written notice thereof. The Series B Preferred Stock contains certain Change of Control provisions that preclude permanent equity classification.

Securities Purchase Agreement

On August 28, 2020, the Company entered into a securities purchase agreement (the "Purchase Agreement") with an investor (the "Investor"), to purchase from the Company an aggregate of 3,500 units (the "Units"), at a purchase price of $1,000 per Unit, each consisting of (i) one share of Series B Convertible Preferred Stock, and (ii) a warrant to purchase 400 shares of common stock of the Company. The warrants are exercisable immediately upon issuance, have a 5 year term, an exercise price of $4.60 per share, and provide for a cashless exercise. The aggregate purchase price for the Units is $3,500,000, of which (i) $2,892,500 is being paid in cash at the closing of the transaction and (ii) $607,500, is being paid by the conversion of the outstanding principal and interest due on the Secured Convertible Promissory Note (the "Note") issued by the Company to the Investor on July 27, 2020. The Purchase Agreement provides that the Investor may not sell, transfer, or otherwise dispose of the Series B Preferred Stock or warrants (or the shares of Common Stock issuable thereunder) for a period of one year following the closing.

As a result of the Purchase Agreement, the Company recorded a deemed dividend to the holders of the Series B Preferred Stock of $3,500,000 for the value of the warrants and beneficial conversion feature in excess of the purchase price. Additionally, the Company recorded this instrument in the mezzanine section of the accompanying consolidated balance sheet of $3,500,000 for the value of the Series B Preferred Stock redemption feature. Total dividends accrued for both the years ended December 31, 2022 and 2021 were $455,000 and are included in interest expense on the consolidated statement of operations. The balance for the Series B Preferred Stock was $4,565,822 as of December 31, 2022.

Options and Warrants

During the year ended December 31, 2022, the Company issued an aggregate of 90,400 shares of common stock related to the exercise of options for total proceeds of $90,400.

During the year ended December 31, 2022, the Company issued an aggregate of 29,691 shares of common stock related to cashless exercise of options.

During the year ended December 31, 2022, the Company issued an aggregate of 22,000 shares of common stock related to the exercise of warrants for total proceeds of $38,500.

During the year ended December 31, 2021, the Company issued an aggregate of 375,000 shares of common stock related to the exercise of options for total proceeds of $670,750.

During the year ended December 31, 2021, the Company issued an aggregate of 873,047 shares of common stock related to cashless exercise of options.

During the year ended December 31, 2021, the Company issued an aggregate of 162,033 shares of common stock related to the exercise of warrants for total proceeds of $480,609.

Common Stock

Common Stock Transactions During the Year Ended December 31, 2022

During the year ended December 31, 2022, the Company issued an aggregate of 306,250 shares of common stock for services rendered.

During the year ended December 31, 2022, the Company issued 400,000 shares of common stock related to a legal settlement.

Common Stock Transactions During the Year Ended December 31, 2021

On February 11, 2021, the Company consummated the closing of the February 2021 Offering, whereby pursuant to the February 2021 Purchase Agreement entered into by the Company and certain accredited investors on February 11, 2021 the investors purchased 608,696 shares of the Company's common stock par value $0.01 per share at a purchase price of $23.00 per share for aggregate gross proceeds of approximately $14.0 million. The Purchase Price was funded on the closing date and resulted in net proceeds to the Company of approximately $13.5 million after deducting fees payable to the placement agent and other estimated offering expenses payable by the Company.

As noted above, in September 2021, the Company entered into the Common Underwriting Agreement with B.Riley. Pursuant to the Common Underwriting Agreement, the Company agreed to sell to B. Riley 3,833,334 Common Shares under the Common Stock Offering which closed on October 4, 2021. The Common Stock Offering resulted in net proceeds to the Company of approximately $21.8 million after deducting the underwriting discounts and commissions, the structuring fee and estimated offering expenses payable by the Company, but before repayment of debt.

During the year ended December 31, 2021, the Company issued an aggregate of 1,347,875 shares of common stock for services rendered.

During the year ended December 31, 2021, the Company sold 70,786 shares of common stock under the ATM Sales Agreement for net proceeds of $493,481.

WorkSimpli Software Restructuring Transaction ("WSS Restructuring")

Effective January 22, 2021 (the "WSS Effective Date"), the Company consummated the WSS Restructuring. To effect the WSS Restructuring the Company's wholly-owned subsidiary Conversion Labs PR (now "LifeMD PR"), entered into a series of membership interest exchange agreements, pursuant to which, Conversion Labs PR exchanged that certain promissory note, dated May 8, 2019 with an outstanding balance of $375,823 (the "CVLB PR Note"), issued by WSS in favor of Conversion Labs PR, for 37,531 newly issued membership interests of WSS (the "Exchange"). Upon consummation of the Exchange the CVLB PR Note was extinguished.

Concurrently, in furtherance of the WSS Restructuring, Conversion Labs PR entered into two Membership Interest Purchase Agreements (the "Founding Members MIPAs") with two founding members of WSS (the "Founding Members") whereby Conversion Labs PR purchased from the Founding Members an aggregate of 2,183 membership interests of WSS for an aggregate purchase price of $225,000, paid in December 2020.

In furtherance of the WSS Restructuring, Conversion Labs PR entered into a Membership Interest Purchase Agreement with WSS, (the "CVLB PR MIPA"), pursuant to which Conversion Labs PR purchased 12,000 membership interests of WSS for an aggregate purchase price of $300,000. The CVLB PR MIPA provided that the transaction may be completed in three (3) tranches with a purchase price of $100,000 per tranche to be made at the sole discretion of Conversion Labs PR. Payment for the first tranche of $100,000 was made upon execution of the CVLB PR MIPA in January 2021. Payments for the second and third tranches were made on the 60-day anniversary and the 120-day anniversary of the WSS Effective Date.

Following the consummation of the WSS Restructuring, Conversion Labs PR increased its ownership of WSS from 51% to approximately 85.58% on a fully diluted basis. WSS entered into an amendment to its operating agreement (the "WSS Operating Agreement Amendment") to reflect the change in ownership.

Concurrently with the WSS Restructuring, Conversion Labs PR entered into option agreements with Sean Fitzpatrick (the "Fitzpatrick Option Agreement") and Varun Pathak (the "Pathak Option Agreement" together with Fitzpatrick Option Agreement the "Option Agreements"), pursuant to which Conversion Labs PR granted options to purchase membership interest units of WSS. Upon vesting, the Fitzpatrick Options and the Pathak Options provide for the potential re-purchase of up to an additional 13.25% of WSS by Fitzpatrick and Pathak in the aggregate with Conversion Labs PR ownership ratably reduced to approximately 72.98%.

The Fitzpatrick Option Agreement grants Sean Fitzpatrick the option to purchase 10,300 membership interest units of WSS for an exercise price of $1.00 per membership interest unit. The Fitzpatrick Options vest in accordance with the following (i) 3,434 membership interests upon WSS achieving $2,500,000 of gross sales in any fiscal quarter (ii) 3,434 membership interests upon WSS achieving $4,000,000 of gross sales in any fiscal quarter, and (iii) 3,434 membership interests upon WSS achieving $8,000,000 of gross sales with a ten percent (10%) net profit margin in any fiscal quarter.

The Pathak Option Agreement grants Varun Pathak the option to purchase 2,100 membership interest units of WSS for an exercise price of $1.00 per membership interest unit. The Pathak Options vest in accordance with the following (i) 700 membership interests upon WSS achieving $2,500,000 of gross sales in any fiscal quarter (ii) 700 membership interests upon WSS achieving $4,000,000 of gross sales in any fiscal quarter, and (iii) 700 membership interests upon WSS achieving $8,000,000 of gross sales with a ten percent (10%) net profit margin in any fiscal quarter.

WorkSimpli Software Capitalization Update

On September 30, 2022, Sean Fitzpatrick and Varun Pathak exercised their options to purchase 10,300 and 2,100 membership interest units, respectively, of WorkSimpli for an exercise price of $1.00 per membership interest unit under the Option Agreements. Following the exercise of the Option Agreements, Conversion Labs PR decreased its ownership interest in WorkSimpli from 85.58% to 73.64%.

Stock Options

2020 Equity Incentive Plan (the "2020 Plan")

On January 8, 2021, the Company approved the 2020 Plan. Approval of the 2020 Plan was included as Proposal 1 in the Company's definitive proxy statement for its Special Meeting of Stockholders filed with the Securities and Exchange Commission on December 7, 2020. The 2020 Plan is administered by the Compensation Committee of the Board and initially provided for the issuance of up to 1,500,000 shares of Common Stock. The number of shares of Common Stock available for issuance under the Plan automatically increases by 150,000 shares of Common Stock on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2021 and ending on (and including) January 1, 2030. Awards under the 2020 Plan can be granted in the form of stock options, non-qualified and incentive options, stock appreciation rights, restricted stock, and restricted stock units.

On June 24, 2021, at the Annual Meeting of Stockholders, the stockholders of the Company approved an amendment to the 2020 Plan to increase the maximum number of shares of the Company's common stock available for issuance under the 2020 Plan by 1,500,000 shares. As of January 1, 2022, the Plan provided for the issuance of up to 3,300,000 shares of Common Stock.

On June 16, 2022, at the Annual Meeting of Stockholders, the stockholders of the Company approved an amendment to the 2020 Plan to increase the maximum number of shares of the Company's common stock available for issuance under the 2020 Plan by 1,500,000 shares. As of December 31, 2022, the Plan provided for the issuance of up to 4,800,000 shares of Common Stock. Remaining authorization under the 2020 Plan was 1,732,163 shares as of December 31, 2022.

The forms of award agreements to be used in connection with awards made under the 2020 Plan to the Company's executive officers and non-employee directors are:

- Form of Non-Qualified Option Agreement (Non-Employee Director Awards)
- Form of Non-Qualified Option Agreement (Employee Awards); and
- Form of Restricted Stock Award Agreement.

Previously, the Company had granted service-based stock options and performance-based stock options separate from this plan.

During the year ended December 31, 2022, the Company issued an aggregate of 369,500 stock options to employees and advisory board members under the 2020 Plan and the prior plan. These stock options have contractual terms of 3.5 – 4 years and vest in increments which fully vest the options over a one-to-three-year period, dependent on the specific agreements' terms.

A summary of outstanding options activity under our 2020 Plan is as follows:

	Options Outstanding Number of Shares	Exercise Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
Balance, December 31, 2020	720,000	$ 7.21 – 8.81	9.76 years	$ 7.73
Granted	1,354,500	4.57 – 21.02	8.99 years	10.34
Exercised	-			
Cancelled/Forfeited/Expired	(11,000)	13.74	9.48 years	13.74
Balance at December 31, 2021	2,063,500	$ 4.57 – 21.02	8.04 years	$ 9.41
Granted	169,500	2.30 – 13.74	3.78 years	6.12
Exercised	-			
Cancelled/Forfeited/Expired	(448,413)	3.68 – 13.74	7.99 years	7.66
Balance at December 31, 2021	1,784,587	$ 2.30 – 21.02	6.95 years	$ 9.54
Exercisable at December 31, 2021	636,229	$ 4.57 – 21.02	8.95 years	$ 9.18
Exercisable at December 31, 2022	1,185,153	$ 2.30 – 21.02	7.64 years	$ 9.62

The total fair value of the options granted during the year ended December 31, 2022 was $919,280, which was determined by the Black-Scholes Pricing Model with the following assumptions: dividend yield of 0%, expected term of 4 years, volatility of 135.65% – 741.77%, and risk-free rate of 0.90% – 3.62%. Total compensation expense under the 2020 Plan options above was $5,319,512 and $5,566,981 for the years ended December 31, 2022 and 2021, respectively, with unamortized expense remaining of $5,635,180 as of December 31, 2022.

A summary of outstanding service-based options activity (prior to the establishment of our 2020 Plan above) is as follows:

	Options Outstanding Number of Shares	Exercise Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
Balance, December 31, 2020	2,457,400	$ 0.80 - 7.95	5.25 years	$ 2.30
Granted	490,000	3.78 – 19.61	6.53 years	11.64
Exercised	(1,122,000)	0.80 – 2.00	2.22 years	1.38
Cancelled/Forfeited/Expired	(166,667)	1.50 – 7.50	8.74 years	4.51
Balance at December 31, 2021	1,658,733	$ 1.00 – 19.61	5.85 years	$ 5.45
Granted	50,000	4.12	4.01 years	4.12
Exercised	(149,400)	1.00 – 2.00		1.23
Cancelled/Forfeited/Expired	(120,000)	1.00 – 4.12	3.21 years	3.33
Balance at December 31, 2022	1,439,333	$ 1.00 – 19.61	5.63 years	$ 6.11
Exercisable December 31, 2021	1,019,164	$ 1.00 – 19.61	5.21 years	$ 3.60
Exercisable at December 31, 2022	1,158,764	$ 1.00 – 19.61	5.63 years	$ 5.25

The total fair value of the options granted during the year ended December 31, 2022 was $205,995, which was determined by the Black-Scholes Pricing Model with the following assumptions: dividend yield of 0%, expected term of 4 years, volatility of 420.16%, and risk-free rate of 1.37%. Total compensation expense under the above service-based option plan was $2,126,756 and $2,013,749 for the years ended December 31, 2022 and 2021, respectively, with unamortized expense remaining of $2,566,728 as of December 31, 2022. Of the total service-based options exercised during the year ended December 31, 2022, 59,000 options were exercised on a cashless basis which resulted in 29,691 shares issued and 90,400 options were exercised for cash.

A summary of outstanding performance-based options activity is as follows:

	Options Outstanding Number of Shares	Exercise Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
Balance at December 31, 2020	1,155,000	$ 1.25 – 2.50	4.94 years	$ 1.71
Granted	-			
Exercised	(235,000)	2.00	0.03 years	2.00
Cancelled/Forfeited/Expired	(385,000)	1.25 – 2.00	3.94 years	1.67
Balance at December 31, 2021	535,000	$ 1.25 – 2.50	5.59 years	$ 1.60
Granted	150,000	4.12	3.01 years	4.12
Exercised	-			
Cancelled/Forfeited/Expired	(150,000)	4.12	3.01 years	4.12
Balance at December 31, 2022	535,000	$ 1.25 – 2.50	4.59 years	$ 1.60
Exercisable December 31, 2021	100,000	$ 1.75 – 2.50	1.96 years	$ 2.01
Exercisable at December 31, 2022......................	470,000	$ 1.50 – 2.50	4.58 years	$ 1.61

The total fair value of the options granted during the year ended December 31, 2022 was $617,980, which was determined by the Black-Scholes Pricing Model with the following assumptions: dividend yield of 0%, expected term of 3.5 years, volatility of 444.0%, and risk-free rate of 1.37%. Total compensation expense under the above performance-based option plan was $423,188 and $222,897 for the years ended December 31, 2022 and 2021, respectively. All of the performance-based options exercised during the year ended December 31, 2021, were exercised on a cashless basis which resulted in 215,877 shares issued.

Restricted Stock Units (RSUs) (under 2020 Plan)

A summary of outstanding RSU activity under our 2020 Plan is as follows:

	RSU Outstanding Number of Shares
Balance at December 31, 2020	-
Granted	459,250
Vested	(77,875)
Forfeited..	(6,000)
Balance at December 31, 2021	375,375
Granted	922,500
Vested	(177,125)
Forfeited..	(92,500)
Balance at December 31, 2022	1,028,250

The total fair value of the 922,500 RSUs granted was $2,716,440 which was determined using the fair value of the quoted market price on the date of grant. Total compensation expense under the above 2020 Plan RSUs was $2,626,654 and $1,001,536 for the years ended December 31, 2022 and 2021, respectively, with unamortized expense remaining of $3,955,850 as of December 31, 2022. During the year ended December 31, 2022, 177,125 RSUs vested, of which 111,250 RSUs were issued.

RSUs (outside of 2020 Plan)

A summary of outstanding RSU activity (outside of our 2020 Plan) is as follows:

	RSU Outstanding Number of Shares
Balance at December 31, 2020	-
Granted	620,000
Vested	(20,000)
Balance at December 31, 2021	600,000
Granted	260,000
Vested	(145,000)
Balance at December 31, 2022	715,000

The total fair value of the 260,000 granted RSUs was $743,400 which was determined using the fair value of the quoted market price on the date of grant. Total compensation expense for RSUs outside of the 2020 Plan was $1,609,257 and $846,600 for the years ended December 31, 2022 and 2021, respectively, with unamortized expense remaining of $5,155,143 as of December 31, 2022. During the year ended December 31, 2022, 145,000 RSUs vested and were issued.

Warrants

A summary of outstanding and exercisable warrant activity is as follows:

	Warrants Outstanding Number of Shares	Exercise Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
Balance at December 31, 2020	3,550,471	$ 1.40 – 5.75	6.85 years	$ 4.56
Granted	500,000	12.00	4.67 years	12.00
Exercised	(162,033)	1.75 – 4.75	1.83 years	2.97
Balance at December 31, 2021	3,888,438	$ 1.40 – 12.00	5.85 years	$ 5.59
Granted	-			
Exercised	(22,000)	1.75		1.75
Cancelled/Forfeited/Expired	(6,800)	2.00		2.00
Balance at December 31, 2022	3,859,638	$ 1.40 – 12.00	4.89 years	$ 5.60
Exercisable December 31, 2021	2,621,307	$ 1.40 – 12.00	6.36 years	$ 5.98
Exercisable December 31, 2022	3,836,993	$ 1.40 – 12.00	4.88 years	$ 5.63

Total compensation expense on the above warrants for services was $1,629,247 and $2,419,896 for the years ended December 31, 2022 and 2021, respectively, with unamortized expense remaining of $17,981 as of December 31, 2022.

Stock-based Compensation

The total stock-based compensation expense related to common stock issued for services, service-based stock options, performance-based stock options, warrants and RSUs amounted to $13,734,614 and $12,071,659 for the years ended December 31, 2022 and 2021, respectively. Such amounts are included in general and administrative expenses in the consolidated statement of operations. Unamortized expense remaining related to service-based stock options, performance-based stock options, warrants and RSUs was $17,330,882 as of December 31, 2022, which is expected to be recognized through 2025.

NOTE 9 – LEASES

The Company leases office space domestically under operating leases. The Company's headquarters are located in New York, New York for which the lease expires in 2025. We operate a marketing and sales center in Huntington Beach, California for which the lease expires in 2023, a patient care center in Greenville, South Carolina for which the lease expires in 2024 and a warehouse and fulfillment center in Columbia, Pennsylvania for which the lease expires in 2024. WorkSimpli leases office space in Puerto Rico for which the lease expires in 2024.

The table below reconciles the undiscounted future minimum lease payments under the above noted operating leases to the total operating lease liabilities recognized on the consolidated balance sheet as of December 31, 2022:

Fiscal year 2023	$	823,350
Fiscal year 2024		523,206
Fiscal year 2025		68,850
Less: imputed interest		(85,177)
Present value of operating lease liabilities	$	1,330,229

Operating lease expenses were $871,344 and $47,565 for the years ended December 31, 2022 and 2021, respectively, and were included in other operating expenses in our consolidated statement of operations.

Other information related to operating lease liabilities consisted of the following:

	Year Ended December 31,			
	2022		**2021**	
Cash paid for operating lease liabilities	$	773,952	$	392,241
Weighted average remaining lease term in years		2.82		3.75
Weighted average discount rate		7.15%		7.15%

We have elected to apply the short-term lease exception to the warehouse space we lease in Lancaster, Pennsylvania. This lease has a term of 12 months and is not recognized on the balance sheet, but rather expensed on a straight-line basis over the lease term. Straight-line lease payments are $2,700 per month. Additionally, Conversion Labs PR utilizes office space in Puerto Rico, which is subleased from Fried LLC, on a month-to-month basis, incurring rental expense of approximately $3,000 per month.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Royalty Agreements

During 2016, Conversion Labs PR entered into a sole and exclusive license, royalty and advisory agreement with Pilaris Laboratories, LLC ("Pilaris") relating to Pilaris' PilarisMax shampoo formulation and conditioner. The term of the agreement will be the life of the US Patent held by Pilaris, ten years. As consideration for granting Conversion Labs PR this license, Pilaris will receive on quarterly basis, 10% of the net income collected by the licensed products based on the following formula: Net Income = total income – cost of goods sold – advertising and operating expenses directly related to the marketing of the licensed products. As of December 31, 2022 and 2021, approximately $138 thousand and $0, respectively, was included in accrued expenses in regard to this agreement.

During 2018, the Company entered into a license agreement (the "Alphabet Agreement") with M.ALPHABET, LLC ("Alphabet"), pursuant to which Alphabet agreed to license its PURPUREX business which consists of methods and compositions developed by Alphabet for the treatment of purpura, bruising, post-procedural bruising, and traumatic bruising (the "Product Line"). Pursuant to the license granted under the Alphabet Agreement, Conversion Labs PR obtains an exclusive license to incorporate (i) any intellectual property rights related to the Product Line and (ii) all designs, drawings, formulas, chemical compositions and specifications used or useable in the Product Line into one or more products manufactured, sold, and/or distributed by Alphabet for the treatment of purpura, bruising, post-procedural bruising and traumatic bruising and for all other fields of use or purposes (the "Licensed Product(s)"), and to make, have made, advertise, promote, market, sell, import, export, use, offer to sell, and distribute the Licensed Product(s) throughout the world with the exception of China, Hong Kong, Japan, and Australia (the "License"). The Company shall pay Alphabet a royalty equal to 13% of Gross Receipts (as defined in the Agreement) realized from the sales of Licensed Products. No amounts were earned or owed as of December 31, 2022.

Upon execution of the Alphabet Agreement, Alphabet was granted a 10-year stock option to purchase 20,000 shares of the Company's common stock at an exercise price of $2.50. Further, if Licensed Products have gross receipts of $7,500,000 in any calendar year, the Company will grant Alphabet an option to purchase 20,000 shares of the Company's common stock at an exercise price of $2.50; (ii) if Licensed Products have gross receipts of $10,000,000 in any calendar year, the Company will grant Alphabet an additional option to purchase 20,000 shares of the Company's common stock at an exercise price of $2.50 and (iii) if Licensed Products have gross receipts of $20,000,000 in any calendar year, the Company will grant Alphabet an option to purchase 40,000 shares of the Company's common stock at an exercise price of $3.75. The likelihood of meeting these performance goals for the licensed products are remote and, therefore, the Company has not recognized any compensation.

Purchase Commitments

Many of the Company's vendors require product deposits when a purchase order is placed for goods or fulfillment services related to inventory requirements. The Company's history of product deposits with its inventory vendors, creates an implicit purchase commitment equaling the total expected product acceptance cost in excess of the product deposit. As of December 31, 2022, the Company approximates its implicit purchase commitments to be approximately $399 thousand.

Legal Matters

In the normal course of business operations, the Company may become involved in various legal matters. As of December 31, 2022, other than as set forth below, the Company's management does not believe that there are any potential legal matters that could have an adverse effect on the Company's consolidated financial position.

On December 10, 2021, a purported breach of contract, breach of duty of good faith and fair dealing, unjust enrichment, quantum meruit, and fraud lawsuit, captioned *Harborside Advisors LLC v. LifeMD, Inc.*, Case No. 21-cv-10593, was filed in the United States District Court for the Southern District of New York against the Company. The Harborside Complaint alleges, among other things, that the Company breached a Consulting Services Agreement dated as of June 5, 2019, and Harborside was entitled to 1 million shares (*i.e.*, 200,000 shares post 5-for-1 reverse stock split) in the Company if the Conversion Labs Rx business achieved a topline revenue of $10 million and an additional 1 million shares (*i.e.*, 200,000 shares post 5-for-1 reverse stock split) for each additional $5 million in topline revenue up to a maximum of 5 million shares (*i.e.*, 1,000,000 shares post 5-for-1 reverse stock split). The Complaint further alleges that the Company fraudulently induced Harborside to give up its ownership interest in Conversion Labs Rx and that it was a breach of the duty of good faith and fair dealing and fraudulent for the Company to have dissolved Conversion Labs Rx. Consequently, alleges Harborside, the Company was unjustly enriched, and Harborside is entitled to recover from the Company for quantum meruit. The Harborside Complaint implies between $5,020,000 and $33,020,000 in alleged damages related to failure to award the aforementioned stock but only specifically states that "Harborside has incurred damages in excess of $75,000, with the exact amount to be determined with specificity at trial" for each of the 5 counts. On February 11, 2022, the Company filed a Motion to Dismiss the Harborside Complaint, which Harborside opposed. The Company replied on April 4, 2022 and was awaiting a decision from the Court on whether the case will be fully or partially dismissed. In the meantime, the parties agreed to mediate both cases (*Harborside Advisors LLC v. LifeMD, Inc.*, Case No. 21-cv-10593, and *Specialty Medical Drugstore, LLC D/B/A GoGoMeds v. LifeMD, Inc.*, Case No. 21-cv-10599, noted below) together. On September 22, 2022, as a result of mediation, the parties reached a settlement to resolve the matters in these cases. The Company issued 400,000 shares of common stock during the year ended December 31, 2022 and it is possible that the Company will issue 100,000 additional shares of common stock in the future related to this settlement. The costs of this settlement are reflected in the Company's financial results.

On December 10, 2021, a purported breach of contract, unjust enrichment, quantum meruit, and account stated lawsuit, captioned *Specialty Medical Drugstore, LLC D/B/A GoGoMeds v. LifeMD, Inc.*, Case No. 21-cv-10599, was filed in the United States District Court for the Southern District of New York against the Company. The GoGoMeds Complaint alleges, among other things, that Conversion Labs Rx breached a Strategic Partnership Agreement (dated May 27, 2019) (the "SPA") by the Company not paying two invoices (#3269 and 3270) totaling $273,859, and, therefore, "LifeMD has been unjustly enriched in an amount in excess of $273,859, with the exact amount to be determined with specificity at trial." Further, GoGoMeds alleges that "to the extent that the SPA is inapplicable, GoGoMeds is entitled to recover from LifeMD from quantum meruit" because "GoGoMeds conferred a benefit on LifeMD by fulfilling over 17,000 prescriptions and over the counter drug orders for LifeMD's clients." On February 11, 2022, the Company filed its Answer and Counterclaim to the GoGoMeds Complaint, pleading the affirmative defenses that the claims are barred, in whole or in part: (i) because they fail to state claims upon which relief can be granted; (ii) by breach of contract by plaintiff; (iii) by offset, recoupment, and/or unjust enrichment to plaintiff; (iv) by accord and satisfaction; (v) for failure of condition precedent; (vi) because adequate remedies at law exist; (vii) by failure to mitigate; (viii) by the doctrine of unclean hands; and (ix) by consent ratification, waiver, excuse, and/or estoppel, (x) as well as that attorney fees and costs, as well as special, indirect, incidental, and/or consequential damages are not recoverable. Further, the Company counterclaimed against GoGoMeds for: (a) breach of contract for failing to: (i) provide adequate customer service and related pharmacy services; (ii) charge LifeMD actual costs for prescription and over the counter drugs (including shipping), as was contractually required; and (iii) provide regular reports and allow audits for review to establish adequate service and accurate costs; (b) trade secret misappropriation of the LifeMD Information, Data, and Materials, as defined therein; (c) unjust enrichment of GoGoMeds through its retention of such LifeMD Information, Data, and Materials, and for the benefit of the creation of the GoGoCare telehealth company; (d) conversion by GoGoMeds by exercising unauthorized dominion and control over the LifeMD Information, Data, and Materials; (e) detinue; and (f) an accounting. GoGoMeds' responded to the counterclaims on March 4, 2022 and the parties had commenced fact discovery. In the meantime, the parties agreed to mediate both cases (*Harborside Advisors LLC v. LifeMD, Inc.*, Case No. 21-cv-10593, and *Specialty Medical Drugstore, LLC D/B/A GoGoMeds v. LifeMD, Inc.*, Case No. 21-cv-10599) together. The court granted a 60-day stay in the *Specialty Medical Drugstore, LLC D/B/A GoGoMeds v. LifeMD, Inc.,* Case No. 21-cv-10599, and the parties were amenable in the *Harborside Advisors LLC v. LifeMD, Inc.*, Case No. 21-cv-10593, to the court foregoing any decision on our motion to dismiss until after mediation. On September 22, 2022, as a result of mediation, the parties reached a settlement to resolve the matters in these cases. As noted above, the Company issued 400,000 shares of common stock during the year ended December 31, 2022 and it is possible that the Company will issue 100,000 additional shares of common stock in the future related to this settlement. The costs of this settlement are reflected in the Company's financial results.

On February 28, 2022, a purported breach of contract lawsuit (with six counts of alleged breach, and indemnity reliance concerning reasonable costs and expenses), captioned *William Blair LLC v. LifeMD, Inc.*, Case No. 2022L001978, was filed in the Circuit Court of Cook County, Illinois County Department, Law Division against the Company (the "Blair Complaint"). The Blair Complaint alleges, among other things, that LifeMD breached an engagement letter agreement entered into on January 7, 2021 with Blair that concerned potential debt financing. In particular, Blair alleges that the Company breached its obligations by, *inter alia*: (i) failing to advise Blair of, and ultimately completing, a debt financing transaction with a different investment banking firm on or about June 3, 2021; (ii) reproducing several pages from a Confidential Information Brochure used in the Company's debt financing transaction with a different investment banking firm; (iii) failing to provide Blair with a right of first refusal to be its joint active bookrunning manager for a common stock sales agreement that it executed on or about June 3, 2021, through a different investment banking firm; (iv) failing to provide Blair with a right of first refusal to be its joint active bookrunning manager for a common stock sales agreement that it executed on or about September 28, 2021, through a different investment banking firm (despite the Company having formally terminated the engagement letter with Blair on or about July 16, 2021); (v) failing to provide Blair with a right of first refusal to be its joint active bookrunning manager for a preferred stock offering that it executed on or about September 28, 2021, through two different investment banking firms as bookrunning co-managers (despite the Company having formally terminated the engagement letter with Blair on or about July 16, 2021); and (vi) purchasing a convertible note from a pharmaceutical investor in connection with its acquisition of all outstanding shares of allergy telehealth platform, Cleared. The Blair Complaint seeks damages adequate to compensate Blair for the aforementioned alleged breaches (*i.e.*, which implicitly meets or exceeds the purported $1,000,000 minimum fee in the engagement letter), as well as reasonable costs and expenses incurred in this action. On May 22, 2022, the Company filed its answer, affirmative defenses, and counterclaim, denying the alleged breaches of its obligations under the engagement letter agreement. Further, the Company asserted the following affirmative defenses: (1) failure to state a claim on which relief can be granted; (2) laches; (3) breach of the engagement letter agreement; (4) unclean hands; (5) failure to mitigate; (6) the doctrines of waiver, accord, and satisfaction, and res judicata; (7) estoppel; and (8) repudiation/anticipatory breach. The Company also counterclaimed for a declaratory judgment that: (i) Plaintiff breached, repudiated and/or anticipatorily breached the engagement letter agreement; (ii) as a result, the Company was not bound by the terms of the engagement letter agreement from that time forward; (iii) Plaintiff is not owed any amounts under the engagement letter agreement; and (iv) and an award to the Company of any further relief that the Court deems just and proper.

The Court conducted virtual case management conferences on June 30, 2022 and August 3, 2022, and fact discovery (i.e., written discovery requests and responses) commenced thereafter. On August 29, 2022, the plaintiff subpoenaed B. Riley Financial, Inc. for documents. The Court subsequently conducted several case management and status conferences, beginning in October 2022 and continuing through January 2023. The Company intends to vigorously defend against this action. As this action is in its preliminary phase, a potential loss cannot yet be estimated.

NOTE 11 – RELATED PARTY TRANSACTIONS

Chief Executive Officer

Prior to 2022, the Company made payments to JLS Ventures, an entity wholly owned by our Chief Executive Officer ("CEO"), for rent on Conversion Labs PR's Puerto Rico office space. Amounts paid to JLS Ventures were $0 and $78,750 for the years ended December 31, 2022 and 2021, respectively. Beginning in 2022, Conversion Labs PR subleased the office space from Fried LLC, which is not a related party of the Company.

Conversion Labs PR utilizes BV Global Fulfillment ("BV Global"), previously owned by a related person (the "Owner") of the Company's CEO, to warehouse a portion of the Company's finished goods inventory and for fulfillment services. On December 31, 2021, the Company entered into an Asset Purchase Agreement (the "APA") with BV Global and the Owner, whereby BV Global and the Owner agreed to sell to the Company certain purchased assets of BV Global in exchange for approximately $9 thousand. Prior to entering into the APA, the Company paid a monthly fee of $13,000 to $16,000 for fulfillment services and reimbursed BV Global for their direct costs associated with shipping the Company's products.

WorkSimpli Software

During the year ended December 31, 2022, WorkSimpli utilized LegalSubmit Pvt. Ltd. ("LegalSubmit"), a company owned by WorkSimpli's Chief Software Engineer, to provide software development services. WorkSimpli paid LegaSubmit a total of approximately $1.5 million and $850 thousand during the years ended December 31, 2022 and 2021, respectively, for these services. There were no amounts owed to LegalSubmit as of both December 31, 2022 and 2021.

NOTE 12 – INCOME TAXES

As of December 31, 2022, the Company has approximately $94.3 million of operating loss carryforwards for federal income tax reporting purposes that may be applied against future taxable income. Portions of the net operating loss carryforwards will expire in 2023 if not utilized prior, and will continue to expire during various years through 2038. The net operating loss carryforwards could be subject to limitation in any given year in the event of a change in ownership as defined by Internal Revenue Code Section 382.

The valuation allowance overall increased by approximately $11.8 million and $20.8 million during the years ended December 31, 2022 and 2021, respectively. The Company has fully reserved the deferred tax asset resulting from available net operating loss carryforwards.

The income tax provision charged to continuing operations for the years ended December 31, 2022 and 2021 was as follows:

	December 31,	
	2022	**2021**
Current:		
U.S. federal	$ -	$ -
State and local	6,700	7,700
	6,700	7,700
Deferred:		
U.S. federal	1,719,000	-
State and local	(1,365,000)	-
	354,000	-
Provision for income taxes	$ 360,700	$ 7,700

The provision for income taxes differs from the expected amount of income tax expense (benefit) determined by applying a combined U.S. federal and state (Puerto Rico) income tax rate of 25% to pretax income (loss) for the years ended December 31, 2022 and 2021 as follows:

	December 31,	
	2022	2021
Computed "expected" tax expense (benefit)	$ (9,474,000)	$ (12,684,000)
Increase (decrease) in income taxes resulting from:		
State taxes	(714,000)	(618,000)
Permanent differences	730,000	(52,000)
Apportionment of Puerto Rico income	(108,000)	76,000
Nondeductible expenses	-	-
Change in valuation allowance	9,973,000	13,192,000
Other	(46,300)	93,700
Provision for income taxes	$ 360,700	$ 7,700

Net deferred tax liabilities consist of the following components as of December 31, 2022 and 2021:

	December 31,	
	2022	2021
Deferred tax liability:		
Other	$ -	$ -
	-	-
Deferred tax assets:		
Stock-based compensation	11,646,000	6,899,000
Sec 174 – software development	142,000	-
Temporary differences	2,389,000	1,201,000
Net operating loss carryforwards	21,382,000	15,673,000
	35,559,000	23,773,000
Less valuation allowance	(35,559,000)	(23,773,000)
	$ -	$ -

NOTE 13 – SEGMENT DATA

Our portfolio of brands are included within two operating segments: Telehealth and WorkSimpli. We believe our current segments and brands within our segments complement one another and position us well for future growth. Relevant segment data for the years ended December 31, 2022 and 2021 is as follows:

	Year Ended December 31,	
	2022	2021
Telehealth		
Revenue	$ 82,649,845	$ 68,197,128
Gross margin	78.4%	74.3%
Operating loss	$ 45,918,588	$ 51,411,142
Total assets	$ 18,163,464	$ 48,056,920
WorkSimpli		
Revenue	$ 36,383,675	$ 24,678,678
Gross margin	97.7%	98.2%
Operating (income) loss	$ (2,470,807)	$ 2,889,939
Total assets	$ 7,502,389	$ 1,866,323
Consolidated		
Revenue	$ 119,033,520	$ 92,875,806
Gross margin	84.3%	80.6%
Operating loss	$ 43,447,781	$ 54,301,081
Total assets	$ 25,665,853	$ 49,923,243

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these consolidated financial statements were issued and has identified the following:

Working Capital Loan

In the first quarter of 2023, the Company received proceeds of $2 million under a $2.5 million loan facility with CRG Financial, maturing on December 15, 2023. The loan facility includes interest of 12%. Mr. Bhatia, a member of the Board of the Company, also serves on the Board of Directors of CRG Financial.

Cleared Stock Purchase Agreement

On February 4, 2023, the Company entered into the First Amendment to the Stock Purchase Agreement (the "First Amendment") between the Company and the sellers of Cleared. The First Amendment was amended to, among other things: (i) reduce the total purchase price by $250 thousand to a total of $3.67 million; (ii) change the timing of the payment of the purchase price to $460 thousand paid at closing (which has already been paid by the Company), with the remaining amount to be paid in five quarterly installments beginning on or before February 6, 2023 and ending January 15, 2024; (iii) remove all "earn-out" payments payable by the Company to the sellers; and (iv) removing certain representations and warranties of the Company and sellers in connection with the transaction. On February 6, 2023, the Company issued 337,895 shares of common stock related to the first of five quarterly installment payments due to the sellers of Cleared under the First Amendment.

Stock Issued for Service

In 2023, the Company issued an aggregate of 99,375 shares of common stock for services rendered.

Avenue Capital Credit Facility

On March 21, 2023, the Company entered into a credit agreement (the "Credit Agreement") with Avenue Capital (the "Lender"). The Credit Agreement provides for a senior secured credit facility of up to an aggregate amount of $40 million, comprised of the following: (1) $15 million in term loans funded at closing, (2) $5 million of additional committed term loans available in the fourth quarter of 2023 and (3) $20 million of additional uncommitted term loans, collectively referred to as the "Facility". The term of the Facility is 42 months.

Proceeds from the Facility are expected to be utilized to: (1) repay the Company's outstanding notes payable balances with CRG Financial, (2) general corporate purposes and (3) at the Company's election, re-financing up to $5 million of the Series B Preferred Stock.

Interest is based on the greater of: (1) the Prime Rate plus 4.75% and (2) 12.5%. There is an upfront commitment fee of 1% of the total $20 million in committed capital and the Company shall grant the Lender one or more warrants to purchase the Company's common stock in an amount up to 6% of the outstanding credit commitment of the Lender.

The Facility includes various covenants including maintaining a minimum of $5 million in unrestricted cash on hand, limitations and events of default customary for similar facilities for similarly rated borrowers. As of the date of filing, there is $15 million outstanding under the Facility and the Company is in compliance with the Facility terms.

Change in Independent Registered Public Accounting Firm

Effective September 1, 2022, Friedman LLP ("Friedman"), which served as the independent registered public accounting firm of the Company since 2020, combined with Marcum and continued to operate as an independent registered public accounting firm.

On September 8, 2022, effective immediately, the Audit Committee approved the dismissal of Friedman and the engagement of Marcum to serve as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2022.

Friedman's report regarding the Company's financial statements for the year ended December 31, 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two most recent fiscal years and the interim period from the end of the most recently completed year through September 8, 2022, the date of Friedman's resignation, there were no (i) disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended ("Regulation S-K"), and the related instructions thereto, with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to the subject matter of the disagreements in connection with its reports; or (ii) "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Friedman is in agreement with the foregoing disclosures.

COMPARISON OF 25 MONTH CUMULATIVE TOTAL RETURN*
Among LifeMD, Inc., the Russell 3000 Index,
the NASDAQ Global Market Composite Index and the S&P 500 Health Care Services
Index



―□― LifeMD, Inc.

---△--- Russell 3000

― ⊖ ― NASDAQ Global Market Composite

―✳― S&P 500 Health Care Services

*$100 invested on 12/10/20 in stock or 11/30/20 in index, including reinvestment of dividends.
Fiscal year ending December 31.